






NATIONAL STORAGE
AFFILIATES

2023
ANNUAL REPORT

Dear Fellow Shareholders,

The past fiscal year presented challenges for NSA. We faced a dynamic macroeconomic environment, including rising interest rates and a slowdown in new home sales, which impacted demand for self-storage and intensified competition for new customers. Against this backdrop, however, we continued to execute our People, Process and Platform strategy to strengthen our competitive advantages, improve our financial resiliency and position our business for sustainable, long-term growth.

We continued to invest in the deep pool of talent across our organization. In 2023, we strengthened our data science and customer acquisitions teams, enhancing our artificial intelligence and machine learning capabilities. These initiatives enable us to improve our demand forecasting, rate modeling and marketing and deliver dynamic price and promotional strategies, which are key to remaining competitive in the evolving landscape. We also strengthened our senior leadership team, appointing Will Cowan as Chief Strategy Officer to accelerate the execution of our portfolio optimization plan.

OUR RESULTS FOR 2023 INCLUDE:

2.4%	**$230 MILLION**	**1.6%**
Same Store Revenue Growth	Total Acquisition Volume	Same Store Net Operating Income (NOI) Growth

Furthermore, we invested in new and upgraded platforms, including a new property management system, data warehouse and customer web platform, which provide enhanced data to facilitate more sophisticated revenue and marketing strategies. We also consolidated our security gate management systems, onboarded to a consolidated utility bill-pay aggregator and began using a third-party sustainability software platform to track, analyze and report on sustainability data, which will help us make our operations more efficient and sustainable.

Finally, we took actions to optimize our portfolio, generate capital and drive operating efficiencies. During the fourth quarter 2023 and into the first quarter of 2024, we sold approximately $540 million of properties (before disposition costs and credits). We also contributed approximately $347 million of assets into a joint venture that will allow us to realize compelling value for that group of properties while retaining the rights to bring those assets back onto our balance sheet when the time is right. Proceeds from these transactions were used to retire the balance on our revolving line of credit, repay $130 million in floating rate debt and repurchase approximately $120 million of common shares,

bringing the total amount of common shares repurchased since the beginning of 2023 to over $400 million. The strategic sale of assets increases the geographic concentration of our portfolio, drives operating efficiencies and improves the overall asset quality. We also formed a new joint venture with $400 million of committed equity capital to selectively take advantage of acquisition opportunities that may arise.

We are pleased with the overall impact of these actions. Despite a challenging industry and macroeconomic environment, we were able to deliver strong same store revenue and net operating income growth (of 2.4% and 1.6%, respectively) and returns for our shareholders that exceeded those of our self-storage peers.

We are proud of what we accomplished in 2023 to strategically position NSA for the next phase of growth, and we are excited about the opportunities ahead. While we expect some challenges will remain in 2024, we expect the interest rate environment to become more favorable in the second half of the year and into 2025, which we believe will support a

2023 TOTAL SHAREHOLDER RETURN



NSA: 21.8%
Peer Average[1]: 15.6%
RMZ Index: 13.7%

(1) Peer average is simple average of CUBE, EXR and PSA.

recovery in the housing market and increased demand. In the meantime, we are focused on continuing to improve our operations while remaining patient and diligent with respect to external growth opportunities.

KEY INITIATIVES THAT WE WILL FOCUS ON IN 2024 ARE:

- Utilizing enhanced customer acquisition and revenue management strategies to maximize revenue growth;
- Realizing operational efficiencies from improved portfolio concentration;
- Providing increased transparency and enhanced reporting of our corporate responsibility initiatives;
- Maintaining a strong balance sheet with access to multiple sources of capital;
- Leveraging our JV relationships to support acquisition volume; and
- Continuing to invest in and develop our human capital.

As we look ahead to the remainder of 2024, we believe we are well-positioned to capitalize on our opportunities. In our view, our exposure to and leadership position in the Sunbelt and other secondary markets, with favorable long-term migration trends, continues to serve as a competitive advantage, and we expect a more accommodative interest rate environment may accelerate the benefits of our market positioning, portfolio optimization plan and the investments that we've made in our people, process and platforms.

In closing, we want to acknowledge and thank our PROs for their continued partnership; our Board of Trustees for its guidance, effective oversight and stewardship; and you, our investors, for your support in a dynamic market environment. Finally, we are grateful for the dedication and resilience of our talented team members as we work together to strengthen our business and deliver meaningful value for our shareholders.

PORTFOLIO ACTIVITY

$540 MILLION
Portfolio Sale[2]

—

$400 MILLION
New Joint Venture Equity Capital Commitment

—

$346.5 MILLION
Joint Venture Contribution

TAMARA D. FISCHER & DAVID G. CRAMER




Tamara D. Fischer

TAMARA D. FISCHER
Executive Chairperson

David G. Cramer

DAVID G. CRAMER
President and Chief Executive Officer

(2) Before disposition costs and credits.

Corporate Responsibility

GIVING



In 2023, NSA donated the equivalent of over 1.5 million meals in partnership with Feeding America, a nationwide network of food banks that feeds more than 40 million people through food pantries and meal programs in communities across America and leads the nation in the fight against hunger.

SUSTAINABILITY



Over 850 of our properties benefit from LED lighting and approximately 20 of our properties benefit from solar arrays, which reduces energy consumption and lowers our utility costs.

DIVERSITY & INCLUSION



Approximately 63% of our over 1,000 employees are women and approximately 32% self-identified as racially or ethnically diverse.

EMPLOYEE DEVELOPMENT



NSA provides effective, efficient and engaging learning solutions that help our employees train for today, learn for tomorrow and develop for the future.

GOVERNANCE



Our Corporate Responsibility committee was formed in 2019 and reports to the Compensation, Nominating and Corporate Governance committee of the Board of Trustees. Our Corporate Responsibility committee assists our Board and the CNCG committee in setting NSA's strategy with respect to sustainability, community, team and governance-related matters.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-37351

National Storage Affiliates Trust

(Exact name of Registrant as specified in its charter)

Maryland	**46-5053858**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

8400 East Prentice Avenue, 9th Floor
Greenwood Village, Colorado 80111
(Address of principal executive offices) (Zip code)

(720) 630-2600
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbols	Name of each exchange on which registered
Common Shares of Beneficial Interest, $0.01 par value per share	NSA	New York Stock Exchange
Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share	NSA Pr A	New York Stock Exchange
Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share	NSA Pr B	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common shares of beneficial interest of National Storage Affiliates Trust held by non-affiliates of National Storage Affiliates Trust was approximately $3.1 billion as of June 30, 2023. As of February 26, 2024, 79,977,268 common shares of beneficial interest, $0.01 par value per share, were outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for its annual meeting of shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

Auditor Name: KPMG LLP   Auditor Location: Denver, Colorado   Auditor Firm ID: 185

NATIONAL STORAGE AFFILIATES TRUST

TABLE OF CONTENTS

ANNUAL REPORT ON FORM 10-K

For the Fiscal Year Ended December 31, 2023

Item		_Page_
	PART I	
1.	Business	5
1A.	Risk Factors	17
1B.	Unresolved Staff Comments	31
1C.	Cybersecurity	31
2.	Properties	33
3.	Legal Proceedings	35
4.	Mine Safety Disclosures	35
	PART II	
5.	Market for the Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities	36
6.	Selected Financial Data	38
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	39
7A.	Quantitative and Qualitative Disclosures About Market Risk	59
8.	Financial Statements and Supplementary Data	59
9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	59
9A.	Controls and Procedures	59
9B.	Other Information	60
	PART III	
10.	Directors, Executive Officers and Corporate Governance	60
11.	Executive Compensation	60
12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	60
13.	Certain Relationships and Related Transactions, and Director Independence	61
14.	Principal Accounting Fees and Services	61
	PART IV	
15.	Exhibits and Financial Statement Schedules	61
16.	Form 10-K Summary	64

FORWARD-LOOKING STATEMENTS

National Storage Affiliates Trust and its consolidated subsidiaries (the "Company", "NSA," "we," "our", and "us") make forward-looking statements in this report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "may," or similar expressions, we intend to identify forward-looking statements.

The forward-looking statements contained in this report reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement.

Statements regarding the following subjects, among others, may be forward-looking:

- *market trends in our industry, interest rates, inflation, the debt and lending markets or the general economy;*

- *our business and investment strategy;*

- *the acquisition or disposition of properties, including those under contract, and the ability of our acquisitions to achieve underwritten capitalization rates and our ability to execute on our acquisition pipeline;*

- *the internalization of retiring participating regional operators ("PROs") into the Company;*

- *the timing of acquisitions or dispositions;*

- *our relationships with, and our ability and timing to attract additional, PROs;*

- *our ability to effectively align the interests of our PROs with us and our shareholders;*

- *the integration of our PROs and their managed portfolios into the Company, including into our financial and operational reporting infrastructure and internal control framework;*

- *our operating performance and projected operating results, including our ability to achieve market rents and occupancy levels, reduce operating expenditures and increase the sale of ancillary products and services;*

- *our ability to access additional off-market acquisitions;*

- *actions and initiatives of the U.S. federal, state and local government and changes to U.S. federal, state and local government policies, regulations, tax laws and rates (and related accounting guidance), and the execution and impact of these actions, initiatives, policies, regulations and laws;*

- *the state of the U.S. economy generally or in specific geographic regions, states, territories or municipalities;*

- *economic trends and economic recoveries;*

- *our ability to obtain and maintain financing arrangements on favorable terms;*

- *general volatility of the securities markets in which we participate;*

- *impacts from highly infectious or contagious diseases, including unfavorable changes to economic conditions that could adversely affect occupancy levels, rental rates, expenses and the ability of the Company's tenants to pay rent;*

- *changes in the value of our assets;*

- *projected capital expenditures;*

- *the impact of technology on our products, operations, and business;*

- *the implementation of our technology and best practices programs (including our ability to effectively implement our integrated Internet marketing strategy);*

- *changes in interest rates, the degree to which our hedging strategies may or may not protect us from interest rate volatility and the impact of such changes on the economy and our industry;*

- *our ability to continue to qualify and maintain our qualification as a real estate investment trust for U.S. federal income tax purposes ("REIT");*

- *availability of qualified personnel;*

- *the timing of conversions of each series of Class B common units of limited partner interest ("subordinated performance units") in NSA OP, LP (our "operating partnership") and subsidiaries of our operating partnership into Class A common units of limited partner interest ("OP units") in our operating partnership, the conversion ratio in effect at such time and the impact of such convertibility on our diluted earnings (loss) per share;*

- *the risks of investing through joint ventures, including whether the anticipated benefits from a joint venture are realized or may take longer to realize than expected;*

- *risks related to or a consequence of natural disasters or acts of violence, pandemics, active shooters, terrorism, insurrection or war that affect the markets in which we operate;*

- *estimates relating to our ability to make distributions to our shareholders in the future; and*

- *our understanding of our competition.*

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to us. Readers should carefully review our financial statements and the notes thereto, as well as the sections entitled "Business," "Risk Factors," "Properties," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," described in Item 1, Item 1A, Item 2 and Item 7, respectively, of this Annual Report on Form 10-K and the other documents we file from time to time with the Securities and Exchange Commission. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

**PART I**

Item 1. Business

General

National Storage Affiliates Trust is a fully integrated, self-administered and self-managed real estate investment trust organized in the state of Maryland on May 16, 2013. We have elected and we believe that we have qualified to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2015. We serve as the sole general partner of our operating partnership subsidiary, NSA OP, LP (our "operating partnership"), a Delaware limited partnership formed on February 13, 2013 to conduct our business, which is focused on the ownership, operation, and acquisition of self storage properties predominantly located within the top 100 metropolitan statistical areas ("MSAs") throughout the United States. As of December 31, 2023, we held ownership interests in and operated a geographically diversified portfolio of 1,050 self storage properties located in 42 states and Puerto Rico, comprising approximately 68.6 million rentable square feet, configured in approximately 542,000 storage units, which excludes 39 self storage properties classified as held for sale to be sold to a third party in 2024. We completed our initial public offering in 2015 and our common shares of beneficial interest, $0.01 par value per share ("common shares"), are listed on the New York Stock Exchange under the symbol "NSA."

Our vice chairperson of the board of trustees and former chief executive officer, Arlen D. Nordhagen, co-founded SecurCare Self Storage, Inc. ("SecurCare"), in 1988 to invest in and manage self storage properties. While growing SecurCare to over 150 self storage properties, Mr. Nordhagen recognized a market opportunity for a differentiated public self storage REIT that would leverage the benefits of national scale by integrating multiple experienced regional self storage operators with local operational focus and expertise. We believe that his vision, which is the foundation of the Company, aligns the interests of our participating regional operators ("PROs"), with those of our public shareholders by allowing our PROs to participate alongside our shareholders in our financial performance and the performance of our PROs' "managed portfolios", which means, with respect to each PRO, the portfolio of properties that such PRO manages on our behalf. A key component of this strategy is to capitalize on the local market expertise and knowledge of regional self storage operators by maintaining the continuity of their roles as property managers.

As of December 31, 2023, our PROs managed 333 of our properties. We believe that our PRO structure creates the right financial incentives to align the interest of our PROs with those of our public shareholders. We require our PROs to exchange the self storage properties they contribute to the Company for a combination of OP units and subordinated performance units in our operating partnership or subsidiaries of our operating partnership that issue units intended to be economically equivalent to the OP units and subordinated performance units issued by our operating partnership ("DownREIT partnerships"). OP units, which are economically equivalent to our common shares, create alignment with the performance of the Company as a whole. Subordinated performance units, which are linked to the performance of specific managed portfolios, incentivize our PROs to drive operating performance and support the sustainability of the operating cash flow generated by the self storage properties that they manage on our behalf. Because subordinated performance unit holders receive distributions only after portfolio-specific minimum performance thresholds are satisfied, subordinated performance units play a key role in aligning the interests of our PROs with us and our shareholders. Our PRO structure thus offers PROs a unique opportunity to serve as regional property managers for their managed portfolios and directly participate in the potential upside of those properties while simultaneously diversifying their investment to include a broader portfolio of self storage properties. We believe our PRO structure provides us with a competitive growth advantage over self storage companies that do not offer property owners the ability to participate in the performance and potential future growth of their managed portfolios.

We believe that our national platform, which includes our PRO structure and property management platform, has significant potential for continued external and internal growth. We seek to further expand our national platform by continuing to recruit additional established self storage operators to act as future PROs, pursuing strategic off-market acquisitions, as well as opportunistically partnering with institutional funds and other institutional investors in strategic joint venture arrangements while integrating our operations through the implementation of centralized initiatives, including management information systems, revenue enhancement, and cost optimization programs. We are currently engaged in preliminary discussions with additional self storage operators and believe that we could add one to three more PROs in addition to the PROs we have currently, which will enhance our existing geographic footprint and allow us to enter regional markets in which we currently have limited or no market share.

At the time of our formation, we contemplated that PROs would seek to retire over time, allowing us to internalize the management of such PROs' managed portfolios into our full service internally staffed property management platform, which was initially developed to manage the properties owned by our unconsolidated real estate ventures. Internalization allows us to grow this platform by hiring former PRO employees to continue managing the same portfolios under the same local brands. With each retirement event, we acquire the PRO brand name and related intellectual property and discontinue paying the PRO supervisory and administrative fees and reimbursements. As of December 31, 2023, we have completed three retirement events: SecurCare effective March 31, 2020, Kevin Howard Real Estate, Inc., d/b/a Northwest Self Storage and its controlled affiliates ("Northwest") effective January 1, 2022 and Move It Self Storage and its controlled affiliates ("Move It") effective January 1, 2023.

As a result of Move It's retirement, effective January 1, 2023, management of our properties in the Move It managed portfolio was transferred to us and the Move It brand name and related intellectual property was internalized by us, and we discontinued payment of any supervisory and administrative fees and reimbursements to Move It.

Our Property Management Platform

Through our property management platform, we direct, manage and control the day-to-day operations and affairs of certain consolidated properties and our unconsolidated real estate ventures under our iStorage, SecurCare, Northwest and Move It brands. As of December 31, 2023, our property management platform managed and controlled 532 of our consolidated properties, which excludes 39 properties classified as held for sale to be sold to a third party in 2024, and 185 of our unconsolidated real estate venture properties.

We earn certain customary fees for managing and operating the properties in the unconsolidated real estate ventures and we facilitate tenant insurance and/or tenant warranty protection programs for tenants at these properties in exchange for half of all proceeds from such programs.

Our PROs

The Company had eight PROs as of December 31, 2023: Optivest Properties LLC and its controlled affiliates ("Optivest"), Guardian Storage Centers LLC and its controlled affiliates ("Guardian"), Southern Storage Management Systems, Inc. d/b/a Southern Self Storage ("Southern"), Blue Sky Self Storage LLC, a strategic partnership between Argus Professional Storage Management and Uplift Development Group (formerly known as GYS Development LLC) ("Blue Sky"), affiliates of Investment Real Estate Management, LLC d/b/a Moove In Self Storage ("Moove In"), Hide-Away Storage Services, Inc. and its controlled affiliates ("Hide-Away"), Arizona Mini Storage Management Company d/b/a Storage Solutions and its controlled affiliates ("Storage Solutions"), and an affiliate of Shader Brothers Corporation d/b/a Personal Mini Storage ("Personal Mini").

To capitalize on their recognized and established local brands, our PROs continue to function as property managers for their managed portfolios under their existing brands (which include various brands in addition to those discussed below). Over the long-run, we may seek to continue internalizing our PROs and may brand or co-brand each location as part of NSA.

- Optivest, which is based in Dana Point, California, is one of our PROs responsible for covering portions of the northeast and southwest regions. Optivest managed 86 of our properties located in Arizona, California, Massachusetts, Nevada, New Hampshire, New Mexico, Texas and Utah as of December 31, 2023. Optivest is run by its co-founder, Warren Allan, who has more than 30 years of financial and operational management experience in the self storage industry and is recognized as a self storage acquisition and development specialist.

- Guardian, which is based in Irvine, California, is one of our PROs responsible for covering portions of the southern California and southwest regions. Guardian managed 58 of our properties located in Arizona, California and Nevada as of December 31, 2023. Guardian is led by John Minar, who has more than 40 years of self storage acquisition, rehabilitation, ownership, operations and development experience.

- Southern, which is based in Palm Beach Gardens, Florida, is one of our PROs responsible for covering portions of Arizona, New Mexico and the southeast region, including New Orleans, the Florida Panhandle, southern Georgia and Puerto Rico. Southern managed 49 of our properties in Arizona, Louisiana, the Florida Panhandle, New Mexico, southern Georgia, and Puerto Rico as of December 31, 2023. Southern is led by Bob McIntosh and Peter Cowie, who are active real estate operators with more than 40 years of self storage experience.

- Blue Sky, which is a strategic partnership between Argus Professional Storage Management and Uplift Development Group (formerly known as GYS Development LLC) and is based in the mountain west, is our PRO responsible for covering portions of the southeast, midwest, and southwest regions, including portions of Kansas, Georgia and Texas. Blue Sky managed 41 of our properties in Alabama, Arkansas, Colorado, Florida, Georgia, Indiana, Kansas, Kentucky, Minnesota, Montana, North Carolina, Texas, Wisconsin and Wyoming as of December 31, 2023. Blue Sky is led by Lee Fredrick, Ben Vestal and Michael Perry, who have extensive experience in acquisition, development and management of self storage properties.

- Moove In, which is based in York, Pennsylvania, is our PRO responsible for covering portions of the mid-atlantic and midwest regions. Moove In managed 38 of our properties in Connecticut, Iowa, Maryland, Massachusetts, New Jersey, New York and Pennsylvania as of December 31, 2023. Moove In is led by John Gilliland, who currently serves on the board of directors for the Large Owners Council of the Self Storage Association, and a past Chairman of the Self Storage Association.

- Hide-Away, which is based in Sarasota, Florida, is our PRO responsible for covering the western Florida market. Hide-Away managed 25 of our properties in western Florida as of December 31, 2023. Hide-Away is led by its founder, Steve Wilson, one of the early developers of the self storage business, who served for more than 40 years as the President of Hide-Away and its related entities, and is a past Chairman of the Self Storage Association.

- Personal Mini, which is based in Orlando, Florida, is our PRO responsible for covering portions of the central Florida market. Personal Mini managed 25 of our properties in central Florida as of December 31, 2023. Personal Mini is led by Marc Smith, a self storage investor who has been involved in all facets of the self storage business. Mr. Smith is a past Chairman of the Self Storage Association, and also previously served as president of the Southeast Region of the Self Storage Association.

- Storage Solutions, which is based in Chandler, Arizona, is our PRO responsible for covering portions of the Arizona and Nevada markets. Storage Solutions managed 11 of our properties in Arizona and Nevada as of December 31, 2023. Storage Solutions is led by its founder, Bill Bohannan, who is one of the largest operators in Phoenix and has more than 40 years of self storage acquisition, development and management experience. Mr. Bohannan is recognized in the industry as a self storage acquisition, development and management specialist.

We benefit from the local market knowledge and active presence of our PROs, allowing us to build and foster important customer and industry relationships. These local relationships provide attractive off-market acquisition opportunities that we believe will continue to fuel additional external growth.

We believe our structure allows our PROs to optimize their established property management platforms while addressing financial and operational hurdles. Before joining us, our PROs faced challenges in securing low cost capital and had to manage multiple investors and lending relationships, making it difficult to compete with larger competitors, including public REITs, for acquisition and investment opportunities. Our PROs were also limited in their ability to raise growth capital through the sale of assets, a portfolio refinancing, or capital contributions from new equity partners. Serving as our on-the-ground acquisition teams, our PROs now have access to our broader financing sources and lower cost of capital, while our national platform allows them to benefit from economies of scale to drive operating efficiencies in a rapidly evolving, technology-driven industry.

Our Consolidated Properties

We seek to own properties that are well located in high quality sub-markets with highly accessible street access and attractive supply and demand characteristics, providing our properties with strong and stable cash flows that we believe are less sensitive to the fluctuations of the general economy. Many of these markets have multiple barriers to entry against increased supply, including zoning restrictions against new construction and new construction costs that we believe are higher than our properties' fair market value. As of December 31, 2023, we owned a geographically diversified portfolio of 809 self storage properties located in 38 states and Puerto Rico, comprising approximately 51.9 million rentable square feet, configured in approximately 407,000 storage units, which excludes self storage properties classified as held for sale consisting of (i) 39 self storage properties located in eight states, comprising approximately 2.4 million rentable square feet, configured in approximately 18,000 storage units to be sold to a third party in 2024 and (ii) 56 self storage properties located in seven states, comprising approximately 3.2 million rentable square feet, configured in approximately 24,000 storage units that were contributed to the 2024 Joint Venture (as defined in Note 5 to the consolidated financial statements in Item 8) in 2024. Of these properties, 306 were acquired by us from our PROs, 502 were acquired by us from third-party sellers and one was acquired by us from the 2016 Joint Venture (as defined in Note 5 to the consolidated financial statements in Item 8). A complete listing of, and additional information about, our self storage properties is included in Item 2 of this report.

During the year ended December 31, 2023, we acquired 20 consolidated self storage properties and annexes to existing properties, of which 19 were acquired by us from our PROs and one was acquired by us from a third-party seller. The following is a summary of our 2023 consolidated acquisition activity (dollars in thousands):

State/Territory	Number of Properties	Number of Units	Rentable Square Feet	Fair Value
2023 Acquisitions:				
Florida	15	7,388	905,157	$ 144,355
California[1]	1	1,038	140,947	28,291
Texas	1	502	67,000	8,406
Arizona	1	489	54,885	16,181
Nevada	1	460	61,856	12,213
Puerto Rico	1	443	46,069	16,180
Georgia[1]	—	159	22,950	3,237
Louisiana[2]	—	—	—	436
Pennsylvania[2]	—	—	—	151
Total	**20**	**10,479**	**1,298,864**	**$ 229,450**

(1) Includes annexes to existing properties.

(2) Land acquisitions with no incremental storage.

During the year ended December 31, 2023, we entered into an agreement to sell, to an unrelated third party, 71 wholly-owned self storage properties consisting of approximately 4.4 million rentable square feet configured in approximately 34,000 storage units for approximately $530.0 million. The agreement provided for separate disposition dates with 32 self storage properties, consisting of approximately 2.0 million rentable square feet configured in approximately 16,000 storage units for approximately $263.2 million, sold during 2023, and 39 self storage properties, consisting of approximately 2.4 million rentable square feet configured in approximately 18,000 storage units for approximately $266.8 million, to be sold during 2024.

During the year ended December 31, 2023, we entered into an agreement to contribute to the 2024 Joint Venture, 56 wholly-owned self storage properties consisting of approximately 3.2 million rentable square feet configured in approximately 24,000 storage units for approximately $346.5 million. These 56 properties were contributed to the 2024 Joint Venture during 2024.

During the year ended December 31, 2022, we acquired 45 consolidated self storage properties, of which five were acquired by us from our PROs and 40 were acquired by us from third-party sellers. The following is a summary of our 2022 consolidated acquisition activity (dollars in thousands):

State	Number of Properties	Number of Units	Rentable Square Feet	Fair Value
2022 Acquisitions:				
Georgia	11	5,737	813,287	$ 158,134
Florida	7	3,604	460,574	104,350
Pennsylvania	5	2,818	374,654	65,078
Texas	4	2,491	320,287	29,790
South Carolina	4	2,391	314,063	71,338
New Mexico	4	1,559	229,454	20,162
Arkansas	2	1,206	196,925	16,897
Colorado	2	671	107,328	14,106
Other[1]	6	4,492	396,477	89,321
Total	**45**	**24,969**	**3,213,049**	**$ 569,176**

(1) Self storage properties in other states acquired during the year ended December 31, 2022 include Alabama, Connecticut, Minnesota, Missouri, New York and Virginia.

Our Unconsolidated Real Estate Ventures

We seek to opportunistically partner with institutional funds and other institutional investors to acquire attractive portfolios utilizing a promoted return structure. We believe there is significant opportunity for continued external growth by partnering with institutional investors seeking to deploy capital in the self storage industry.

2024 Joint Venture

Subsequent to December 31, 2023, we entered into the 2024 Joint Venture (as defined in Note 5 to the consolidated financial statements in Item 8), in which we have a 25% ownership interest. During 2024, we contributed 56 self storage properties containing approximately 3.2 million rentable square feet, configured in over 24,000 storage units and located across seven states.

2023 Joint Venture

As of December 31, 2023, our 2023 Joint Venture (as defined in Note 5 to the consolidated financial statements in Item 8), in which we have a 25% ownership interest, did not own or operate any self storage properties. The 2023 JV Agreement allows for equity capital contributions of up to $400 million from the 2023 JV Members over a 24 month period starting in December 2023, with options to extend the investment time period by two additional six month periods.

2018 Joint Venture

As of December 31, 2023, our 2018 Joint Venture (as defined in Note 5 to the consolidated financial statements in Item 8), in which we have a 25% ownership interest, owned and operated 104 self storage properties containing approximately 7.8 million rentable square feet, configured in over 64,000 storage units and located across 17 states.

2016 Joint Venture

As of December 31, 2023, our 2016 Joint Venture (as defined in Note 5 to the consolidated financial statements in Item 8), in which we have a 25% ownership interest, owned and operated a portfolio of 81 properties containing approximately 5.7 million rentable square feet, configured in approximately 47,000 storage units and located across 13 states.

Our Competitive Strengths

We believe our property management platform combined with our unique PRO structure allows us to differentiate ourselves from other self storage operators, and the following competitive strengths enable us to effectively compete against our industry peers:

High Quality Properties in Key Growth Markets. We held ownership interests in and operated a geographically diversified portfolio of 1,050 self storage properties located in 42 states and Puerto Rico, comprising approximately 68.6 million rentable square feet, configured in approximately 542,000 storage units as of December 31, 2023, excluding 39 self storage properties classified as held for sale to be sold to a third party in 2024. Over 70% of our consolidated portfolio is located in the top 100 MSAs, based on our 2023 net operating income ("NOI"). We believe that these properties are primarily located in high quality growth markets that have attractive supply and demand characteristics and are less sensitive to the fluctuations of the general economy. Many of these markets have multiple barriers to entry against increased supply, including zoning restrictions against new construction and new construction costs that we believe are higher than our properties' fair market value. Furthermore, we believe that our significant size and the overall geographic diversification of our portfolio reduces risks associated with specific local or regional economic downturns or natural disasters.

Integrated Platform Utilizing Advanced Technology for Enhanced Operational Performance and Best Practices. Our national platform allows us to capture cost savings through integration and centralization, thereby eliminating redundancies and utilizing economies of scale across the property management platforms of us and our PROs. As compared to a stand-alone operator, our national platform has greater access to lower-cost capital, reduced Internet marketing costs per customer lead, discounted property insurance expense, and reduced overhead costs. In addition, the Company has sufficient scale for various centralized functions, including financial reporting, the operation of call centers, expanding cell tower leasing, a national credit card processing program, marketing, information technology, legal support, and capital market functions, to achieve substantial cost savings over smaller, individual operators.

Our national platform utilizes advanced technology for our data warehouse program, Internet marketing, our centralized call centers, financial and property analytic dashboards, revenue optimization analytics and expense management tools to enhance operational performance. These centralized programs, which are run through our Technology and Best Practices Group, are positively impacting our business performance, and we believe that they will continue to be a driver of organic growth going forward. We will continue to utilize our Technology and Best Practices Group to help us benefit from the collective sharing of key operating strategies among our PROs in areas like human resource management, local marketing and operating procedures and building tenant insurance-related arrangements.

Differentiated, Growth-Oriented Strategy Focused on Established Operators. We are a self storage REIT with a unique PRO structure that supports our differentiated external growth strategy. Our PRO structure appeals to operators who are looking for access to growth capital while maintaining an economic stake in the self storage properties that each manages on our behalf. These attributes entice operators to join the Company rather than sell their properties for cash consideration. Through our PRO structure, we seek to attract operators who are confident in the future performance of their properties and desire to participate in the growth of the Company. We have successfully recruited established operators across the United States with a history of efficient property management and a track record of successful acquisitions. Our structure and differentiated strategy have enabled us to build a substantial captive pipeline of potential acquisition opportunities (our "captive pipeline") from existing operators as well as potentially create external growth from the recruitment of additional PROs.

Aligned Incentive Structure with Shareholder Downside Protection. Our PRO structure promotes operator accountability as subordinated performance units issued to our PROs in exchange for the contribution of their properties are entitled to distributions only after those properties satisfy minimum performance thresholds. In the event of a material reduction in operating cash flow, distributions on our subordinated performance units will be reduced before or disproportionately to distributions on our common shares held by our common shareholders. In addition, we expect our PROs will generally co-invest subordinated equity in the form of subordinated performance units in each acquisition that they source from a third-party seller, and the value of these subordinated performance units will fluctuate with the performance of their managed portfolios. Therefore, our PROs are incentivized to select acquisitions that are expected to exceed minimum performance thresholds, thereby increasing the value of their subordinated equity stake. We expect that our shareholders will benefit from the higher levels of property performance that our PROs are incentivized to deliver.

Our Business and Growth Strategies

By capitalizing on our competitive strengths, we seek to increase scale, achieve optimal revenue-producing occupancy and rent levels, and increase long-term shareholder value by achieving sustainable long-term growth. Our business and growth strategies to achieve these objectives are as follows:

Maximize Property Level Cash Flow. We strive to maximize the cash flows at our properties by leveraging the economies of scale provided by our national platform, including through the implementation of new ideas derived from our Technology and Best Practices Group. We believe that our efficient national platform, centralized infrastructure and unique PRO structure, will enable us to achieve optimal market rents and occupancy, reduce operating expenses and increase the sale by us and our PROs of ancillary products and services, including tenant insurance, of which we receive a portion of the proceeds, truck rentals and packing supplies.

Acquire Built-in Captive Pipeline of Target Properties from Existing PROs. We have an attractive, high quality potential acquisition pipeline of over 110 self storage properties valued at approximately $1.7 billion that will continue to drive our future growth. We consider a property to be in our captive pipeline if it (i) is under a management service agreement with one of our PROs, (ii) meets our property quality criteria, and (iii) is either required to be offered to us under the applicable facilities portfolio management agreement or a PRO has a reasonable basis to believe that the controlling owner of the property intends to sell the property in the next seven years.

Our PROs have management service agreements with all of the properties in our captive pipeline and hold controlling and non-controlling ownership interests in some of these properties. With respect to each property in our captive pipeline in which a PRO holds a controlling ownership interest, such PRO has agreed that it will not transfer (or permit the transfer of, to the extent possible) any interest in such self storage property without first offering or causing to be offered (if permissible) such interest to us. In addition, upon maturity of the outstanding mortgage indebtedness encumbering such property, so long as occupancy is consistent with or exceeds average local market levels, which we determine in our sole discretion, such PRO has agreed to offer or cause to be offered (if permissible) such interest to us. With respect to captive pipeline properties in which our PROs have a non-controlling ownership interest or no ownership interest, each PRO has agreed to use commercially reasonable good faith efforts to facilitate our purchase of such property. We preserve the discretion to accept or reject any of the properties that our PROs are required to, or elect to, offer (or cause to be offered) to us.

Access Additional Off-Market Acquisition Opportunities. Our PROs have established an extensive network of industry relationships and contacts in their respective markets. Through these local connections, our PROs are able to access acquisition opportunities that are not publicly marketed or sold through auctions. Our structure incentivizes our PROs to source acquisitions in their markets from third-party sellers and consolidate these properties into the Company. We believe our PROs' networks, their industry expertise and close familiarity with the other operators in their markets provide us with a clear competitive advantage in identifying and selecting attractive acquisition opportunities, in many cases, before they are publicly marketed. Additionally, we have established a corporate acquisitions team that, through relationships with our PROs and other market participants, sources acquisition opportunities whereby the properties will be managed by our corporate property management team. We believe our reputation as a reliable, well-capitalized buyer, along with our use of OP units as transactional currency which offers a tax-deferred transaction to self storage owners seeking to sell their properties, gives us a competitive advantage over self storage companies that do not have the same transactional history or currency as us.

Recruit Additional New PROs in Target Markets. We intend to continue to execute on our external growth strategy through additional acquisitions and contributions from future PROs in key markets. We believe there is significant opportunity for growth through consolidation of the highly fragmented composition of the market. We believe that future operators will be attracted to our unique PRO structure, providing them with lower cost of capital, better economies of scale, and greater operational and overhead efficiencies while preserving their existing property management platforms. We intend to add one to three additional PROs to complement our existing geographic footprint and to achieve our goal of creating a highly diversified nationwide portfolio of properties focused in the top 100 MSAs. When considering a PRO candidate, we consider various factors, including the size of the potential PRO's portfolio, the quality and location of its properties, its market exposure, its operating expertise, its ability to grow its business, and its reputation with industry participants.

Strategic Joint Venture Arrangements. We intend to continue to opportunistically partner with institutional funds and other institutional investors to acquire attractive portfolios utilizing a promoted return structure. We believe there is significant opportunity for continued external growth by partnering with institutional investors seeking to deploy capital in the self storage industry. We intend to leverage our property management platform to provide property and asset management services for future strategic joint ventures, generating additional operating profits and third party fee income. In addition, we consider the 75% third-party interest in our unconsolidated real estate ventures, which as of December 31, 2023 owned 185 properties, to present a potential acquisition opportunity. This 75% third-party share of gross real estate assets is approximately $1.7 billion based on the historical book value of the joint ventures. Were we to pursue an acquisition of these interests, it could potentially drive our future growth. We have entered into agreements for two additional joint ventures and during 2024, we have contributed an additional 56 properties to the 2024 Joint Venture (as defined in Note 5 to the consolidated financial statements in Item 8).

Our Financing Strategy

We expect to maintain a flexible approach in financing new property acquisitions. In general, we expect to fund our property acquisitions through a combination of borrowings under bank credit facilities (including term loans and revolving facilities), property-level debt, issuances of OP equity and public and private equity and debt issuances.

As of December 31, 2023, our unsecured credit facility provided for total borrowings of $1.955 billion (the "credit facility"). The credit facility consists of the following components: (i) a revolving line of credit (the "Revolver") which provided for a total borrowing commitment up to $950.0 million, under which we could borrow, repay and re-borrow amounts, (ii) a $275.0 million tranche B term loan facility (the "Term Loan B"), (iii) a $325.0 million tranche C term loan facility (the "Term Loan C"), (iv) a $275.0 million tranche D term loan facility (the "Term Loan D") and (v) a $130.0 million tranche E term loan facility (the "Term Loan E"). As of December 31, 2023, we had the entire amounts drawn on Term Loan B, Term Loan C, Term Loan D and Term Loan E and we had $381.0 million of outstanding borrowings under the Revolver, and the capacity to borrow an additional $562.6 million under the Revolver while remaining in compliance with the credit facility's financial covenants. As of December 31, 2023, we had an expansion option under the credit facility, which, if exercised in full, would have provided for a total credit facility of $2.5 billion.

We have a credit agreement with a lender for a term loan facility that matures in December 2028 (the "2028 Term Loan Facility") and is separate from the credit facility in an aggregate amount of $75.0 million. As of December 31, 2023 the entire amount was outstanding under the 2028 Term Loan Facility with an effective interest rate of 4.62%. We have an expansion option under the 2028 Term Loan Facility, which, if exercised in full, would provide for total borrowings in an aggregate amount up to $125.0 million.

We have a credit agreement with a lender for a term loan facility that matures in April 2029 (the "April 2029 Term Loan Facility") and is separate from the credit facility and 2028 Term Loan Facility in an aggregate amount of $100.0 million. As of December 31, 2023 the entire amount was outstanding under the April 2029 Term Loan Facility with an effective interest rate of 4.27%.

We have a June 2029 Term Loan Facility that matures in June 2029 (the "June 2029 Term Loan Facility") and is separate from the credit facility, 2028 Term Loan Facility, and April 2029 Term Loan Facility in an aggregate amount of $285.0 million. As of December 31, 2023, the June 2029 Term Loan Facility had an effective interest rate of 5.37%. We have an expansion option under the June 2029 Term Loan Facility, which, if exercised in full, would provide for total borrowings in an aggregate amount up to $300.0 million.

The credit facility, 2028 Term Loan Facility, April 2029 Term Loan Facility and the June 2029 Term Loan Facility each contain the same financial covenants and customary affirmative and negative covenants that, among other things, could limit the Company's ability to make distributions or certain investments, incur debt, incur liens and enter into certain transactions.

On August 30, 2019, our operating partnership issued $100.0 million of 3.98% senior unsecured notes due August 30, 2029 (the "2029 Notes") and $50.0 million of 4.08% senior unsecured notes due August 30, 2031 (the "August 2031 Notes") in a private placement to certain institutional investors.

On October 22, 2020, our operating partnership issued $150.0 million of 2.99% senior unsecured notes due August 5, 2030 (the "August 2030 Notes") and $100.0 million of 3.09% senior unsecured notes due August 5, 2032 (the "August 2032 Notes").

On May 26, 2021, our operating partnership issued $55.0 million of 3.10% senior unsecured notes due May 4, 2033 (the "May 2033 Notes").

On July 26, 2021, our operating partnership issued $35.0 million of 2.16% senior unsecured notes due May 4, 2026 (the "May 2026 Notes") and $90.0 million of 3.00% senior unsecured notes due May 4, 2031 (the "May 2031 Notes").

On December 14, 2021, our operating partnership issued $75.0 million of 2.72% senior unsecured notes due November 30, 2030 (the "November 2030 Notes"), $175.0 million of 2.81% senior unsecured notes due November 30, 2031 (the "November 2031 Notes") and $75.0 million of 3.06% senior unsecured notes due November 30, 2036 (the "2036 Notes").

On January 28, 2022, our operating partnership issued $125.0 million of 2.96% senior unsecured notes due November 30, 2033 (the "November 2033 Notes").

On September 28, 2022, our operating partnership issued $200.0 million of 5.06% senior unsecured notes due November 16, 2032 (the "November 2032 Notes").

On April 27, 2023, our operating partnership issued $120.0 million of 5.61% senior unsecured notes due July 5, 2028 (the "July 2028 Notes"). As of December 31, 2023, the July 2028 Notes had an effective interest rate of 5.75%.

On October 5, 2023, our operating partnership issued $65.0 million of 6.46% senior unsecured notes due October 5, 2026 (the "October 2026 Notes"), $100.0 million of 6.55% senior unsecured notes due October 5, 2028 (the "October 2028 Notes"), $35.0 million of 6.66% senior unsecured notes due October 5, 2030 (the "October 2030 Notes") and $50.0 million of 6.73% senior unsecured notes due October 5, 2033 (the "October 2033 Notes" and together with the May 2026 Notes, October 2026 Notes, July 2028 Notes, October 2028 Notes, 2029 Notes, August 2030 Notes, October 2030 Notes, November 2030 Notes, May 2031 Notes, August 2031 Notes, November 2031 Notes, August 2032 Notes, November 2032 Notes, May 2033 Notes, November 2033 Notes and 2036 Notes, the "Senior Unsecured Notes") in a private placement to certain institutional investors.

The Senior Unsecured Notes are subject to customary affirmative and negative covenants that, among other things, limit the Company's ability to make distributions or certain investments, incur debt, incur liens and enter into certain transactions.

We expect to employ leverage in our capital structure in amounts determined from time to time by our board of trustees. Although our board of trustees has not adopted a policy which limits the total amount of indebtedness that we may incur, it will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed and variable-rate, and in making financial decisions, including, among others, the following:

- the interest rate of the proposed financing;

- the extent to which the financing impacts our flexibility in managing our properties;

- prepayment penalties and restrictions on refinancing;

- the purchase price of properties we acquire with debt financing;

- our long-term objectives with respect to the financing;

- our target investment returns;

- the ability of particular properties, and the Company as a whole, to generate cash flow sufficient to cover expected debt service payments;

- overall level of consolidated indebtedness;

- timing of debt maturities;

- provisions that require recourse and cross-collateralization;

- corporate credit ratios including debt service coverage, debt to total market capitalization and debt to undepreciated assets; and

- the overall ratio of fixed- and variable-rate debt.

Our indebtedness may be recourse, non-recourse or cross-collateralized. If the indebtedness is non-recourse, the collateral will be limited to the particular properties to which the indebtedness relates. In addition, we may invest in properties subject to existing loans secured by mortgages or similar liens on our properties, or may refinance properties acquired on a leveraged basis. We may use the proceeds from any borrowings to refinance existing indebtedness, to refinance investments, including the redevelopment of existing properties, for general working capital or for other purposes when we believe it is advisable.

Dividend Reinvestment Plan

In the future, we may adopt a dividend reinvestment plan that will permit shareholders who elect to participate in the plan to have their cash dividends reinvested in additional common shares.

Regulation

General

Generally, self storage properties are subject to various laws, ordinances and regulations, including those relating to lien sale rights and procedures, public accommodations, insurance, and the environment. Changes in any of these laws, ordinances or regulations could increase the potential liability existing or created by tenants or others on our properties. Laws, ordinances, or regulations affecting development, construction, operation, upkeep, safety and taxation requirements may result in significant unanticipated expenditures, loss of self storage sites or other impairments to operations, which would adversely affect our cash flows from operating activities.

Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. A number of additional U.S. federal, state and local laws may also require modifications to our properties, or restrict certain further renovations of the properties, with respect to access thereto by disabled persons. The ADA or these other laws may also apply to our websites. For additional information on the ADA, see "Item 1A. Risk Factors—Risks Related to Our Business—Costs associated with complying with the ADA may result in unanticipated expenses."

Insurance activities are subject to state insurance laws and regulations as determined by the particular insurance commissioner for each state in accordance with the McCarran-Ferguson Act, as well as subject to the Gramm-Leach-Bliley Act and the privacy regulations promulgated by the Federal Trade Commission pursuant thereto.

Under various U.S. federal, state and local laws, ordinances and regulations, owners and operators of real estate may be liable for the costs of investigating and remediating certain hazardous substances or other regulated materials on or in such property. The Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA") and comparable state laws typically impose strict joint and several liabilities without regard to whether the owner or operator knew of, or was responsible for, the presence of such substances or materials. The presence of such substances or materials, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to lease, sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous substances or other regulated materials may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials into the air and third-parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials. Certain environmental laws also impose liability, without regard to knowledge or fault, for removal or remediation of hazardous substances or other regulated materials upon owners and operators of contaminated property. Moreover, the past or present owner or operator of a property from which a release emanates could be liable for any personal injuries or property damages that may result from such releases, as well as any damages to natural resources that may arise from such releases. Certain environmental laws impose compliance obligations on owners and operators of real property with respect to the management of hazardous materials and other regulated substances. For example, environmental laws govern the management of asbestos-containing materials and lead-based paint. Failure to comply with these laws can result in penalties or other sanctions. In connection with the ownership, operation and management of our current or past properties and any properties that we may acquire and/or manage in the future, we could be legally responsible for environmental liabilities or costs relating to a release of hazardous substances or other regulated materials at or emanating from such property. In order to assess the potential for such liability, we conduct an environmental assessment of each property prior to acquisition and manage our properties in accordance with environmental laws while we own or operate them. We have engaged qualified, reputable and adequately insured environmental consulting firms to perform environmental site assessments of all of our properties prior to acquisition and are not aware of any environmental issues that are expected to materially impact the operations of any property. For additional information on environmental matters and regulation, see "Item 1A. Risk Factors—Risks Related to Our Business—Environmental compliance costs and liabilities associated with operating our properties may affect our results of operations."

Property management activities are often subject to state real estate brokerage laws and regulations as determined by the particular real estate commission for each state. We may be required to comply with various state privacy statutes in connection with the operation of our business. In addition, we may be required to comply with federal, state and local laws, rules and regulations in connection with our communications with our tenants or prospective tenants, including with respect to available units, reservations, payments due, and other matters.

REIT Qualification

We have elected and we believe that we have qualified to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, (the "Code"), commencing with our taxable year ended on December 31, 2015. We generally will not be subject to U.S. federal income tax on our net taxable income to the extent that we distribute annually all of our net taxable income to our shareholders and maintain our qualification as a REIT. We believe that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and we expect that our intended manner of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. To qualify, and maintain our qualification, as a REIT, we must meet on a continuing basis, through our organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we failed to qualify as a REIT. Even if we qualify for taxation as a REIT, we still may be subject to some U.S. federal, state and local taxes on our income or assets. In addition, subject to maintaining our qualification as a REIT, a portion of our business is conducted through, and a portion of our income is earned by, one or more taxable REIT subsidiaries ("TRSs"), which are subject to U.S. federal corporate income tax at regular rates. Distributions paid by us generally will not be eligible for taxation at the preferential U.S. federal income tax rates that currently apply to certain distributions received by individuals from taxable corporations, unless such distributions are attributable to dividends received by us from a TRS.

Competition

We compete with many other entities engaged in real estate investment activities for customers and acquisitions of self storage properties and other assets, including national, regional, and local owners, operators, and developers of self storage properties. We compete based on a number of factors including location, rental rates, security, suitability of the property's design to prospective tenants' needs, and the manner in which the property is operated and marketed. We believe that the primary competition for potential customers comes from other self storage properties within a three to five mile radius. We have positioned our properties within their respective markets as high-quality operations that emphasize tenant convenience, security, and professionalism.

We also may compete with numerous other potential buyers when pursuing a possible property for acquisition, which can increase the potential cost of a project. These competing bidders also may possess greater resources, or have a lower cost of capital, than us and therefore be in a better position to acquire a property. However, our use of OP units and subordinated performance units as transactional currency allows us to structure our acquisitions in tax-deferred transactions. As a result, potential targets who are tax-sensitive might favor us as a suitor.

Our primary national competitors in many of our markets for both tenants and acquisition opportunities include local and regional operators, institutional investors, private equity funds, as well as the other public self storage REITs, including Public Storage, CubeSmart, and Extra Space Storage Inc. These entities also seek financing through similar channels to the Company. Therefore, we will continue to compete for institutional investors in a market where funds for real estate investment may decrease.

Human Capital

We seek to foster a diverse and inclusive work environment that values each individual team member's talents and contributions, while channeling those efforts toward our common core values of integrity, accountability, humility and compassion. Our success relies on the general professionalism of our employees and our PRO's site managers and staff which are contributing factors to a site's ability to successfully secure rentals, retain tenants and maintain clean and secure self storage properties. We seek to increase employee retention and well-being and our team members enjoy a robust benefit package that includes medical, dental, vision, life insurance, 401K with matching employer contribution and a performance-based bonus incentive plan. We also seek to promote diversity among our employees and management team. As of December 31, 2023, approximately 63% of our employees were women and 32% of our senior management team (Director level and above) were women, including Tamara Fischer, our Executive Chairperson of our Board of Trustees.

As of December 31, 2023, we had 1,108 employees, which includes employees of our property management platform but does not include persons employed by our PROs. As of December 31, 2023, our PROs, collectively, had approximately 600 full-time and part-time employees involved in management, operations, and reporting with respect to our self storage property portfolio.

Available Information

We file registration statements, proxy statements, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those statements and reports with the Securities and Exchange Commission (the "SEC"). Investors may obtain copies of these statements and reports by accessing the SEC's website at www.sec.gov. Our statements and reports and any amendments to any of those statements and reports that we file with the Securities and Exchange Commission are available free of charge as soon as reasonably practicable on our website at www.nationalstorageaffiliates.com. The information contained on our website is not incorporated into this Annual Report on Form 10-K. Our common shares are listed on the New York Stock Exchange under the symbol "NSA."

Item 1A. Risk Factors

An investment in our common shares involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, together with the other information contained in this Annual Report on Form 10-K. If any of the risks discussed in this Annual Report on Form 10-K occurs, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Risks Related to our Business

Adverse economic or other conditions in the markets in which we do business and more broadly associated with the real estate industry could negatively affect our occupancy levels and rental rates and therefore our operating results and the value of our self storage properties.

Our operating results are dependent upon our ability to achieve optimal occupancy levels and rental rates at our self storage properties. Adverse economic or other conditions in the markets in which we do business, particularly in our markets in Texas, California, Florida, Georgia, and Oregon, which accounted for approximately 17%, 12%, 11%, 6%, and 6%, respectively, of our total rental and other property-related revenues for the year ended December 31, 2023, may lower our occupancy levels and limit our ability to maintain or increase rents or require us to offer rental discounts. No single customer represented a significant concentration of our 2023 revenues. However, our property portfolio consists solely of self storage properties and is therefore subject to risks inherent in investments in a single industry. The following adverse developments, among others, in the markets in which we do business may adversely affect the operating performance of our properties or our financial results:

- business layoffs or downsizing, industry slowdowns, relocation of businesses and changing demographics;

- periods of economic slowdown, recession, high interest rates, or inflationary environments, declining demand for self storage generally or in a particular area or the public perception that any of these events may occur;

- local or regional real estate market conditions, such as competing properties or products, the oversupply of self storage, or vacancies or changes in self storage space market rents;

- perceptions by prospective tenants of the safety, convenience and attractiveness of our properties and the neighborhoods in which they are located; and

- other events affecting or shifting consumer discretionary spending.

Any of the above events may reduce our rental revenues, impair our operating results, and reduce our ability to satisfy our debt service obligations and make cash distributions to our shareholders, and the effect of the foregoing may be greater than it would be were our investments not limited to a single industry.

We may not be successful in identifying and consummating suitable acquisitions, adding additional suitable new PROs, or integrating and operating such acquisitions, including integrating them into our financial and operational reporting infrastructure and internal control framework in a timely manner, which may impede our growth.

Our ability to expand through acquisitions is integral to our business strategy and requires us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. We may not be successful in identifying suitable properties or other assets that meet our acquisition criteria or in consummating acquisitions on satisfactory terms or at all. Failure to identify or consummate acquisitions will slow our growth, which could in turn adversely affect our share price.

For the potential acquisitions in our captive pipeline, we have not entered into negotiations with the respective owners of these properties and there can be no assurance as to whether we will acquire any of these properties or the actual timing of any such acquisitions. Each captive pipeline property is subject to additional due diligence and the determination by us to pursue the acquisition of the property. In addition, with respect to the captive pipeline properties in which our PROs have a non-controlling ownership interest or no ownership interest, the current owner of each property is not required to offer such property to us and there can be no assurance that we will acquire these properties.

Our ability to acquire properties on favorable terms and successfully integrate and operate them, including integrating them into our financial and operational reporting infrastructure in a timely manner, may be constrained by the following significant risks:

- we face competition from national, regional and local owners, operators and developers of self storage properties, which may result in higher property acquisition prices and reduced yields;

- we may not be able to achieve satisfactory completion of due diligence investigations and other customary closing conditions;

- we may fail to finance an acquisition on favorable terms or at all;

- we may spend more time and incur more costs than budgeted to make necessary improvements or renovations to, and to integrate and operate, acquired properties; and

- we may acquire properties subject to liabilities without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, tax liabilities, claims by persons dealing with the former owners of the properties and claims for indemnification by general partners, trustees, officers and others indemnified by the former owners of the properties.

The contributors of properties may make limited representations and warranties to us about the properties and may agree to indemnify us up to a specified amount for a certain period of time following the closing for breaches of those representations and warranties. However, any resulting liabilities identified may not fall within the scope or time frame covered by the indemnification, and we may be required to bear those liabilities, which may materially and adversely affect our operating results, financial condition and business.

We face competition for tenants.

We compete with many other entities engaged in real estate investment activities for tenants, including national, regional and local owners, operators and developers of self storage properties. Actions by our competitors may decrease or prevent increases in the occupancy and rental rates, while increasing the operating expenses, of our properties.

Increases in taxes and regulatory compliance costs, including as a result of changes in law or property reassessments, may reduce our income and adversely impact our cash flows.

Increases in income or other taxes generally are not passed through to tenants under leases and may reduce or negatively impact our net income, funds from operations ("FFO"), core FFO, cash flows, financial condition, ability to pay or refinance our debt obligations, ability to make cash distributions to shareholders, and the trading price of our securities. In addition, the value of our properties may be reassessed for property tax purposes by taxing authorities including as a result of our acquisition activities. For example, our property taxes could increase due to changes in tax rates or removal of limitations on the amount by which our property taxes or property reassessments may increase. From time to time, proposals have been made to remove certain limits on annual real estate tax increases of assessed value of real property in California, where we currently have 87 consolidated properties and 12 unconsolidated properties. While no such initiative has yet been successful, to the extent a similar future initiative is successful, our property tax expense could increase substantially, which could adversely impact our operating results, cash flow, and our ability to pay any expected dividends to our shareholders.

Similarly, in response to facing severe budgetary problems, many states and jurisdictions are considering or implementing changes in laws such as increasing sales taxes, increasing the potential liability for environmental conditions existing on properties, increasing the restrictions on discharges or other conditions, or mandating paid family leave for employees, which may result in significant unanticipated expenditures, which could result in similar adverse effects.

Our storage leases are relatively short-term in nature, which exposes us to the risk that we may have to re-lease our units and we may be unable to do so on attractive terms, on a timely basis or at all.

Our storage leases are relatively short-term in nature, typically month-to-month, which exposes us to the risk that we may have to re-lease our units frequently and we may be unable to do so on attractive terms, on a timely basis or at all. Because these leases generally permit the tenant to leave at the end of the month without penalty, our revenues and operating results may be impacted by declines in market rental rates more quickly than if our leases were for longer terms. In addition, any delay in re-leasing units as vacancies arise would reduce our revenues and harm our operating results.

Security breaches through cyber-attacks, cyber-intrusions, or other methods could disrupt our information technology networks and related systems.

We and our PROs are increasingly dependent upon automated information technology processes and Internet commerce, and many of our and their tenants come from the telephone or over the Internet. Moreover, the nature of our and our PROs' business involves the receipt and retention of certain personal information about such tenants. In many cases, we and our PROs also rely significantly on third-party vendors to retain data, process transactions and provide other systems services. Our networks and operations could be disrupted, and sensitive data could be compromised, by physical or electronic security breaches, targeted against us, our PROs, our vendors or other organizations, including financial markets or institutions, including by way of or through cyber-attacks or cyber-intrusions over the Internet, malware, computer viruses, attachments to e-mails, phishing, employee theft or misuse, or inadequate security controls. Although we make efforts to protect the security and integrity of our networks and systems, there can be no assurance that these efforts and measures will be effective or that attempted security breaches or disruptions would not be successful, as such attacks and breaches may be difficult to detect (or not detected at all) and are becoming more sophisticated. In such event, we may experience business interruptions; data loss, ransom, misappropriation, or corruption; theft or misuse of confidential or proprietary information; or litigation and investigation by tenants, governmental or regulatory agencies, or other third parties, which could result in the payment of fines, penalties and other damages. Such events could also have other adverse impacts on us, including breaches of debt covenants, other contractual or REIT compliance obligations, or late or misstated financial reports, and significant diversion of management attention and resources. As a result, such events could have a material adverse effect on our financial condition, results of operations and cash flows and harm our business reputation or have such effects on our PROs.

Costs associated with complying with the ADA may result in unanticipated expenses.

Under the ADA and other federal, state and local laws, we are required to meet certain requirements related to access and use by disabled persons. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. If one or more of our properties or websites is not in compliance with the ADA or similar laws, then we would be required to incur additional costs to bring the property or websites into compliance. If we incur such costs and they are substantial, our financial condition, results of operations, cash flow, per share trading price of our common shares and our ability to satisfy our debt service obligations and to make cash distributions to our shareholders could be adversely affected.

Environmental compliance costs and liabilities associated with operating our properties may affect our results of operations.

Under various U.S. federal, state and local environmental laws, ordinances and regulations, owners and operators of real estate may be liable for the costs of investigating and remediating certain hazardous substances or other regulated materials on or in such property. No assurances can be given that existing environmental studies with respect to any of our properties reveal all environmental liabilities, that any prior owner or operator of our properties did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more of our properties. There also exists the risk that material environmental conditions, liabilities or compliance concerns may have arisen after the review was completed or may arise in the future. Finally, future laws, ordinances or regulations and future interpretations of existing laws, ordinances or regulations may impose additional material environmental liability.

We and certain of our PROs have tenant insurance- and/or tenant protection plan-related arrangements that are in some cases subject to state-specific governmental regulation, which may adversely affect our results.

We and certain of our PROs have tenant insurance- and/or tenant protection plan-related arrangements with regulated insurance companies and our tenants. Some of our PROs earn access fees in connection with these arrangements. We receive a portion of the fees from these PROs. The tenant insurance and tenant protection plan businesses, including the payments associated with these arrangements, are in some cases subject to state-specific governmental regulation. State regulatory authorities generally have broad discretion to grant, renew and revoke licenses and approvals, to promulgate, interpret and implement regulations, and to evaluate compliance with regulations through periodic examinations, audits and investigations of the affairs of insurance industry participants. As a result of such action, we may be temporarily or permanently suspended from continuing some or all of our tenant insurance- and/or tenant protection plan-related activities, or otherwise fined or penalized or suffer an adverse judgment, which could adversely affect our business and results of operations.

Privacy concerns could result in regulatory changes that may harm our business.

Personal privacy has become a significant issue in the jurisdictions in which we operate. Many jurisdictions in which we operate have imposed or in the future may impose restrictions and requirements on the use of personal information by those collecting such information. For example, the California Consumer Privacy Act of 2018, which became effective as of January 1, 2020, together with the California Privacy Rights Act, provides consumers with expansive rights and control over personal information obtained by or shared with certain covered businesses. Changes to law or regulations or the passage of new laws affecting privacy, if applicable to our business, could impose additional costs and liability on us and could limit our use and disclosure of such information.

We face possible risks and costs associated with the effects of climate change and severe weather.

We cannot predict the rate at which climate change will progress. However, the physical effects of climate change could have a material adverse effect on our properties, operations, and business. To the extent that climate change impacts changes in weather patterns, our markets could experience severe weather, including hurricanes, tornados, earthquakes, severe winter storms, wildfires and coastal flooding due to increases in storm intensity and rising sea levels. Over time, these conditions could result in declining demand for storage at our properties or in our inability to operate them at all. Climate change and severe weather may also have indirect effects on our business by increasing the cost of, or decreasing the availability of, property insurance, utilities or other important vendor services on terms we find acceptable, by increasing the costs of energy, maintenance, repair of fire, water and/or wind damage, and snow removal at our properties. There can be no assurance that climate change and severe weather, or the potential impacts of these events on our vendors, will not have a material adverse effect on our properties, operations, or business

Changes in federal, state, and local legislation and regulation as well as international pacts or treaties based on concerns about climate change could result in increased capital expenditures on our existing properties (for example, to improve their energy efficiency and/or resistance to severe weather) without a corresponding increase in revenue, which may result in adverse impacts to our net income. In recent years, there have been a number of new legal efforts to reduce greenhouse gas emissions and to take other similar actions to combat the effects of climate change, including at the international level and at the U.S. federal, state and local levels.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition, operating results and cash flow.

We maintain comprehensive liability, fire, flood, earthquake, wind (as deemed necessary or as required by our lenders), extended coverage and rental loss insurance with respect to our properties. Certain types of losses, however, may be either uninsurable or not economically insurable either in total or in part (due to location or otherwise), such as losses due to earthquakes, hurricanes, tornadoes, floods, riots, acts of war or terrorism. Should an uninsured loss occur, we could lose both our investment in and anticipated profits and cash flow from a property or otherwise be subject to significant liabilities. In addition, if any such loss is insured, we may be required to pay significant amounts on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss, or the amount of the loss may exceed our coverage for the loss. We currently self-insure a portion of our commercial insurance deductible risk through our captive insurance company. To the extent that our captive insurance company is unable to bear that risk, we may be required to fund additional capital to our captive insurance company or we may be required to bear that loss. As a result, our operating results may be adversely affected.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties.

Because real estate investments are relatively illiquid and we have agreed and may in the future agree to certain transfer restrictions with respect to our properties, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates, supply and demand, and others, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. In addition, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements.

Our business could be harmed if key personnel terminate their employment with us.

Our success depends, to a significant extent, on the continued services of Arlen D. Nordhagen, Tamara D. Fischer, David G. Cramer, Brandon S. Togashi, William S. Cowan, Derek Bergeon and Tiffany S. Kenyon and the other members of our senior management team. We have entered into employment agreements with Mr. Nordhagen, Ms. Fischer, Mr. Cramer, Mr. Togashi, Mr. Cowan, Mr. Bergeon and Ms. Kenyon, which provide for an initial term of employment and automatic one-year extensions thereafter unless either party provides at least 90 days' notice of non-renewal. Notwithstanding these agreements, there can be no assurance that any of them will remain employed by us. The loss of services of one or more members of our senior management team could harm our business and our prospects. This risk may be heightened during periods of tight labor market conditions.

We invest in strategic joint ventures that subject us to additional risks.

Some of our investments are, and in the future may be, structured as strategic joint ventures. Part of our strategy is to opportunistically partner with institutional funds and other institutional investors to acquire attractive portfolios through a promoted return structure. These arrangements are driven by the magnitude of capital required to complete the acquisitions and maintain the acquired portfolios. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and or in competition with us.

Joint ventures generally provide for a reduced level of control over an acquired project because governance rights are shared with others. Accordingly, certain major decisions relating to joint ventures, including decisions relating to, among other things, the approval of annual budgets, sales and acquisitions of properties, financings, and certain actions relating to bankruptcy, are often made by a majority vote of the investors or by separate agreements. In addition, such decisions may be subject to the risk that the partners or co-venturers may make certain decisions with which we do not agree or otherwise act in a manner that does not serve our best interests. Because we may not have the ability to exercise control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our involvement. At times, we and our partners or co-venturers may also each have the right to trigger a buy-sell arrangement, which could cause us to sell our interest, or acquire our partners' or co-venturers' interest, at a time when we otherwise would not have initiated such a transaction. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.

Public health and other crisis, such as a highly infectious or contagious disease, could adversely impact or cause significant disruption to our financial condition, results of operations and cash flows.

We face various risks related to public health and other crises, such as the future outbreak of a highly infectious or contagious disease. The impact of such crises and the response of governments to combat the spread of these diseases, could, among other things, affect our tenants ability to meet their obligations to us, impact consumer discretionary spending, reduce new move-ins, compel complete or partial closures and operational changes at our properties, reduce demand for growth opportunities, such as acquiring new properties or adding new PROs, and interrupt the availability of our and our PROs' personnel. As a result, such crises could adversely impact our financial condition, results of operations and cash flows.

Terrorist attacks, active shooter incidents and other acts of violence or war may adversely impact our performance and may affect the markets on which our securities are traded.

Terrorist attacks at or against our stores, our interests, the United States or abroad, may negatively impact our operations and the value of our securities. Attacks, armed conflicts or active-shooter situations could negatively impact the demand for self-storage and increase of insurance coverage for our stores, which could reduce our profitability and cash flow. Furthermore, any terrorist attacks, armed conflicts or active-shooter situations could result in increased volatility in or damage to the United States and worldwide financial markets and economy.

Risks Related to Our Structure and Our Relationships with Our PROs

We may not be able to achieve the desired outcomes that the PRO structure is intended to produce.

As a means of incentivizing our PROs to drive operating performance and support the sustainability of the operating cash flow from the properties they manage on our behalf, we issued each PRO subordinated performance units aimed at aligning the interests of our PROs with our interests and those of our shareholders. The subordinated performance units are entitled to distributions exclusively tied to the performance of each PRO's managed portfolios but only after minimum performance thresholds are satisfied. Our issuance of such units, however, may have been and could be based on inaccurate valuations and thus misallocated, which would limit or eliminate the effectiveness of our intended incentive-based program.

Our ability to terminate our facilities portfolio management agreements ("FPMAs") and asset management agreements ("AMAs") with a PRO is limited, which may adversely affect our ability to execute our business plan.

We may elect to terminate our FPMAs and AMAs with a PRO and transfer property management responsibilities over the properties managed by such PRO to us (or our designee), (i) upon certain defaults by a PRO as set forth in these agreements, or (ii) if the PRO's properties, on a portfolio basis, fail to meet certain predetermined performance thresholds for more than two consecutive calendar years or if the operating cash flow generated by the properties of the PRO for any calendar year falls below a level that will enable us to fund minimum levels of distributions, debt service payments attributable to the properties, and fund the properties' allocable operating expenses. Consequently, to the extent a PRO complies with these covenants, standards, and minimum requirements, we may not be able to terminate the applicable FPMAs and AMAs and transfer property management responsibilities over such properties to us (or our designee) even if our board believes that such PRO is not properly executing our business plan and/or is failing to operate its properties to their full potential. Moreover, transferring the management responsibilities over the properties managed by a PRO may be costly or difficult to implement or may be delayed, even if we are able to and believe that such a change in portfolio and property management would be beneficial to us and our shareholders.

We may less vigorously pursue enforcement of terms of agreements entered into with our PROs because of conflicts of interest with our PROs.

Our PROs are entities that have contributed self storage properties to us in exchange for ownership interests in us. As part of each transaction, our PROs make limited representations to us regarding the entities, properties and other assets to be acquired by us in the contribution and generally agree to indemnify us for 12 months after the closing of the contribution for breaches of such representations. Such indemnification is limited, however, and we are not entitled to any other indemnification in connection with the contributions. In addition, following each contribution from a PRO, the day-to-day operations of each of the managed properties will be managed by the PRO who was the principal of the applicable property portfolios prior to the contribution. In addition, certain key persons of our PROs are members of our board or our PRO advisory committee. Consequently, we may choose not to enforce, or to enforce less vigorously, our rights under these agreements and any other agreements with our PROs due to our desire to maintain our ongoing relationship with our PROs, which could adversely affect our operating results and business.

We own self storage properties in some of the same geographic regions as our PROs and may compete for tenants with other properties managed by our PROs.

Pursuant to our FPMAs, each PRO has agreed that, without our consent, the PRO will not, and it will cause its affiliates (other than Blue Sky's sub-manager) not to, enter into any new arrangements for the management of additional self storage properties within any PRO's assigned territory. However, we have not and will not acquire all of the self storage properties of our PROs. We will therefore own self storage properties in some of the same geographic regions as our PROs, and, as a result, we and our PROs may compete for tenants. This competition may affect our ability to attract and retain tenants and may reduce the rental rates we are able to charge, which could adversely affect our operating results and business.

Our PROs may engage in other activities, diverting their attention from the management of our properties, which could adversely affect the execution of our business plan and our operating results.

Our PROs and their employees and personnel are in the business of managing self storage properties. We have agreed that our PROs may continue to manage properties not included in our portfolio, and our PROs are not obligated to dedicate any specific employees or personnel exclusively to the management of our properties. As a result, their time and efforts may be diverted from the management of our properties, which could adversely affect the execution of our business plan and our operating results.

When a PRO elects or is required to "retire" we may become exposed to new and additional costs and risks.

Under our FPMAs, after a two-year period following the initial contribution of their properties to us, a PRO may elect, or be required, to "retire" from the self storage business. Upon a retirement event, management of the properties will be transferred to us (or our designee) in exchange for OP units with a value equal to four times the average of the normalized annual EBITDA from the management contracts related to such PRO's managed portfolio over the immediately preceding 24-month period. As a result of this transfer, we may become exposed to new and additional costs and risks. Accordingly, the retirement of a PRO may adversely affect our financial condition and operating results. For example, in connection with our internalization of a retiring PRO, there can be no assurance that we will be able to retain such retiring PRO's employees, successfully hire new employees, or effectively integrate such employees and the retiring PRO's property management platform into our or another PRO's property management platform.

Conflicts of interest could arise with respect to certain transactions between the holders of OP units and subordinated performance units, which include our PROs, on the one hand, and us and our shareholders, on the other.

Conflicts of interest could arise with respect to the interests of holders of OP units and subordinated performance units, on the one hand, which include members of our senior management team, PROs, and trustees and us and our shareholders, on the other. Certain business combinations, the sale, disposition or transfer of certain of our assets or the repayment of certain indebtedness that may be desirable to us and our shareholders could have adverse tax consequences to such unit holders. In addition, under Maryland law, our trustees and officers have duties to the Company in connection with their management of the Company, however, under Delaware law, as a general partner, we have fiduciary duties to our operating partnership and to the limited partners in connection with the management of our operating partnership. Our duties as a general partner may come into conflict with the duties of our trustees and officers to the Company and our shareholders and we are not required to resolve such conflicts in favor of either the Company or the limited partners in our operating partnership. Further, there can be no assurance that any procedural protections we implement to address these or other conflicts of interest will result in optimal outcomes for us and our shareholders.

The partnership agreement of our operating partnership contains provisions that may delay, defer or prevent a change in control.

The partnership agreement of our operating partnership provides that subordinated performance unit holders holding more than 50% of the voting power of the subordinated performance units must approve certain change of control transactions involving us unless, as a result of such transactions, the holders of subordinated performance units are offered a choice (1) to allow their subordinated performance units to remain outstanding without the terms thereof being materially and adversely changed or the subordinated performance units are converted into or exchanged for equity securities of the surviving entity having terms and conditions that are substantially similar to those of the subordinated performance units (it being understood that we may not be the surviving entity and that the parent of the surviving entity or the surviving entity may not be publicly traded) or (2) to receive for each subordinated performance unit an amount of cash, securities or other property payable to a holder of OP units had such holder exercised its right to exchange its subordinated performance units for OP units without taking into consideration a specified conversion penalty associated with such an exchange. In addition, in the case of any such change of control transactions in which we have not received the consent of OP unit holders holding more than 50% of the OP units (other than those held by us or our subsidiaries) and of subordinated performance unit holders holding more than 50% of the voting power of the subordinated performance units (other than those held by us or our subsidiaries), such transaction is required to be approved by a company-wide vote of limited partners holding more than 50% of our outstanding OP units in which OP units (including for this purpose OP units held by us and our subsidiaries) are voted and subordinated performance units (not held by us and our subsidiaries) are voted on an applicable as converted basis and in which we will be deemed to vote the OP units held by us and our subsidiaries in proportion to the manner in which all of our outstanding common shares were voted at a shareholders meeting relating to such transaction. These approval rights could delay, deter, or prevent a transaction or a change in control that might involve a premium price for our common shares or otherwise be in the best interests of our shareholders.

Certain provisions of the Maryland General Corporation Law (the "MGCL") and of our bylaws and our declaration of trust could inhibit a change in our control and have an adverse impact on the price of our shares.

The MGCL, our bylaws and our declaration of trust contain provisions that may discourage, delay or make more difficult a change in our control. We are subject to the Maryland Business Combination Act (the "MBCA"). Our board has adopted a resolution exempting from the MBCA any business combinations between us and (1) any other person, provided that the business combination is first approved by our board (including a majority of disinterested trustees), (2) Arlen D. Nordhagen and any of his affiliates and associates and (3) any person acting in concert with the foregoing. As a result, such persons may be able to enter into business combinations with us that may not be in the best interests of our shareholders without compliance by us with the moratorium supermajority vote requirements and other provisions of the statute. If this resolution is repealed or our board does not approve a business combination, the MBCA may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer.

The Maryland Control Share Acquisition Act (the "MCSAA") provides that holders of "control shares" of a Maryland real estate investment trust acquired in a "control share acquisition" have no voting rights with respect to such shares except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and our trustees who are also our employees. Our bylaws exempt from the MCSAA acquisitions of our shares by any person. If we amend our bylaws to repeal the exemption from MCSAA, the MCSAA also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such an offer.

We have also adopted other measures that may make it difficult for a third party to obtain control of us, including provisions of our declaration of trust and bylaws limiting the liability of our present and former trustees and officers to us and our shareholders for money damages to the maximum extent permitted under Maryland law, requiring us to indemnify our present and former trustees and officers for actions taken in their official capacities, permitting (subject to the rights of holders of any class or series of preferred shares) removal of a trustee, with or without cause, only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of trustees, and authorizing our board (without shareholder approval) to classify or reclassify our shares in one or more classes or series, to cause the issuance of additional shares and to amend our declaration of trust to increase or decrease the number of shares that we have authority to issue. These provisions, as well as other provisions of our declaration of trust and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders.

Restrictions on ownership and transfer of our shares may restrict change of control or business combination opportunities in which our shareholders might receive a premium for their shares.

In order for us to qualify as a REIT for each taxable year, no more than 50% in value of our outstanding shares may be owned, directly or constructively, by five or fewer individuals during the last half of any calendar year, and at least 100 persons must beneficially own our shares during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. "Individuals" for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. To assist us in preserving our REIT qualification, among other purposes, our declaration of trust generally prohibits, among other limitations, any person from beneficially or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of our aggregate outstanding shares of all classes and series, the outstanding shares of any class or series of our preferred shares or our outstanding common shares. These ownership limits and the other restrictions on ownership and transfer of our shares contained in our declaration of trust could have the effect of discouraging a takeover or other transaction in which holders of our common shares might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests. Our board of trustees has established exemptions from these ownership limits which permits certain of our institutional investors to hold up to 20% of our common shares and up to 25% of our preferred shares.

Risks Related to Our Debt Financings

There are risks associated with our indebtedness.

Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

- our cash flow may be insufficient to meet our required principal and interest payments;

- to satisfy our debt obligations, we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

- our debt level could place us at a competitive disadvantage compared to our competitors with less debt; and

- we may violate our restrictive covenants or otherwise default on our obligations, which may entitle our creditors to accelerate our debt obligations, foreclose on our properties securing our debt, enforce our guarantees and/or trigger default on our other indebtedness.

We depend on external sources of capital that are outside of our control, which could adversely affect our ability to acquire or develop properties, satisfy our debt obligations and/or make distributions to shareholders.

We depend on external sources of capital to acquire properties, to satisfy our debt obligations and to make distributions to our shareholders required to maintain our qualification as a REIT, and these sources of capital may not be available on favorable terms, or at all. Our access to external sources of capital depends on a number of factors, including the market's perception of our growth potential and our current and potential future earnings and our ability to continue to qualify as a REIT for U.S. federal income tax purposes. If we are unable to obtain external sources of capital, or if such capital is not available on acceptable terms, we may not be able to acquire properties when strategic opportunities exist, satisfy our debt obligations or make cash distributions to our shareholders that would permit us to qualify as a REIT or avoid paying tax on all of our net taxable income.

Increases in interest rates may increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness, make cash distributions to our shareholders, and acquire or sell properties and our decision to hedge against interest rate risk might not be effective.

As of December 31, 2023, we had approximately $3.7 billion of debt outstanding, of which approximately $511.0 million, or 14.0%, is subject to variable interest rates (excluding variable-rate debt subject to interest rate swaps). If interest rates increase, our debt service obligations on variable-rate debt will increase even though the amount borrowed remains the same, while our net income, cash flows, and our ability to pay cash distributions to our shareholders correspondingly decrease. In addition, increased interest rates make the financing of any acquisition and investment activity more costly and could decrease the amount third parties are willing to pay for any properties that we wish to sell.

Although we have historically sought, and may in the future seek, to manage our exposure to interest rate volatility by using interest rate hedging arrangements, these arrangements may not be effective. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. Failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations and ability to make cash distributions to our shareholders.

The terms and covenants relating to our indebtedness could adversely impact our economic performance.

Our credit facility, term loan facilities and senior unsecured notes contain (and any new or amended facility we may enter into from time to time will likely contain) customary affirmative and negative covenants, including financial covenants that, among other things, cap our total leverage and our unsecured debt. In the event that we fail to satisfy our covenants, we would be in default under our debt agreements and may be required to repay such debt with capital from other sources. Under such circumstances, other sources of debt or equity capital may not be available to us, or may be available only on unattractive terms. Moreover, the presence of such covenants could cause us to operate our business with a view toward compliance with such covenants, which might not produce optimal returns for shareholders.

Risks Related to Our Qualification as a REIT

Our failure to remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of operating cash flow to our shareholders.

We have elected and we believe that we have qualified to be taxed as a REIT commencing with our taxable year ended December 31, 2015. We have not requested, and do not intend to request a ruling from the Internal Revenue Service ("IRS"), that we qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions and Treasury Regulations promulgated thereunder for which there are limited judicial and administrative interpretations. To qualify as a REIT, we must meet, on an ongoing basis through actual operating results, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding shares and the amount of our distributions. Our ability to satisfy these asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Moreover, new legislation, court decisions or administrative guidance may, in each case possibly with retroactive effect, make it more difficult or impossible for us to qualify as a REIT. Thus, while we believe that we have been organized and operated and we intend to operate so that we will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, no assurance can be given that we have qualified or will so qualify for any particular year. These considerations also might restrict the types of assets that we can acquire or services that we can provide in the future.

We own and may in the future acquire direct or indirect interests in entities that have elected or will elect to be treated as REITs under the Code (each a "Subsidiary REIT"). If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to U.S. federal income tax, (ii) shares in such Subsidiary REIT would cease to be qualifying assets for purposes of the asset tests applicable to REITs, and (iii) it is possible that we would fail certain of the tests applicable to REITs, in which event we would fail to qualify as a REIT unless we qualify for certain statutory relief provisions.

In addition, in order to qualify as a REIT, prior to the end of the taxable year, we must also distribute any earnings and profits of any property we acquire in certain tax-deferred transactions to the extent such earnings accrued at a time when such corporation did not qualify as a REIT. We have entered into certain transactions involving the tax-deferred acquisition of target corporations. We believe that we have distributed any earnings and profits of such target corporations attributable to any period that such corporations did not qualify as a REIT. However, no assurances can be provided in this regard, and if there is a determination that we have inherited and retained any such earnings and profits, our qualification as a REIT could be adversely impacted.

If we fail to qualify as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax on our taxable income at regular corporate rates, and distributions to our shareholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money, sell assets, or reduce or even cease making distributions in order to pay our taxes. Our payment of income tax would reduce significantly the amount of operating cash flow to our shareholders. Furthermore, if we fail to maintain our qualification as a REIT, we no longer would be required to make distributions to our shareholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to be taxed as a REIT until the fifth calendar year following the year in which we failed to qualify.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, state or local income and property and transfer taxes, including real property transfer taxes. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. Any of these taxes would decrease operating cash flow to our shareholders.

In order to qualify as a REIT, we must distribute to our shareholders each calendar year at least 90% of our net taxable income (excluding net capital gain). To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our net taxable income (including net capital gain), we would be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will incur a 4% non-deductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. Although we intend to distribute our net taxable income to our shareholders in a manner that would avoid this 4% tax, there can be no assurance that we will be able to do so, due to timing differences between our actual receipt of cash and the inclusion of items in our income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, or the creation of reserves or required debt or amortization payments.

In addition, we will be subject to a 100% tax on any income from sales or other dispositions of property (other than property treated as foreclosure property under the Code) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business by a REIT, either directly or indirectly through certain pass-through subsidiaries (a "prohibited transaction"). In order to meet the REIT qualification requirements, or to avoid the imposition of the penalty tax on prohibited transactions, we may hold some of our assets or provide certain services to our tenants through one or more TRSs, which generally will be subject to U.S. federal, state and local corporate taxes. In addition, if a REIT lends money to a TRS, the TRS may be unable to deduct all or a portion of the interest paid to the REIT, which could increase the tax liability of the TRS. In addition, the Code imposes a 100% tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's length basis. We intend to structure transactions with any TRS on terms that we believe are arm's length to avoid incurring the 100% excise tax described above. There can be no assurances, however, that we will be able to avoid application of the 100% tax. Furthermore, if we acquire appreciated assets from a corporation that is or has been a subchapter C corporation in a transaction in which the adjusted tax basis of such assets in our hands is less than the fair market value of the assets, determined at the time we acquired such assets, and if we subsequently dispose of any such assets during the 5-year period following the acquisition of the assets from the C corporation, we will be subject to tax at the highest corporate tax rates on any gain from the disposition of such assets to the extent of the excess of the fair market value of the assets on the date that we acquired such assets over the basis of such assets on such date, which we refer to as built-in gains. In addition, we have entered into certain transactions in which we acquired target entities in tax-deferred transactions. To the extent such entities had outstanding U.S. federal income tax or other tax liabilities, we would succeed to such liabilities. Payment of these taxes generally could materially and adversely affect our income, cash flow, results of operations, financial condition, liquidity and prospects, and could adversely affect the value of our common shares and our ability to make distributions to our shareholders.

Complying with the REIT requirements may cause us to forgo and/or liquidate otherwise attractive investments, and in some situations, to maintain our REIT qualification, we may be forced to borrow funds during unfavorable market conditions.

To qualify as a REIT, we must ensure that at least 75% of our gross income for each taxable year, excluding certain amounts, is derived from certain real property-related sources, and at least 95% of our gross income for each taxable year, excluding certain amounts, is derived from certain real property-related sources and passive income such as dividends and interest. In addition, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our total assets consists of cash, cash items, U.S. government securities and qualified real estate assets. The remainder of our investment in securities generally cannot include more than 10% of the outstanding voting securities of any one issuer (other than U.S. government securities, securities of corporations that are treated as TRSs and qualified real estate assets) or more than 10% of the total value of the outstanding securities of any one issuer (other than government securities, securities of corporations that are treated as TRSs and qualified real estate assets). In addition, in general, no more than 5% of the value of our assets can consist of the securities of any one issuer (other than U.S. government securities, securities of corporations that are treated as TRSs and qualified real estate assets), no more than 20% of the value of our total assets can be represented by securities of one or more TRSs and no more than 25% of the value of our assets can consist of debt instruments issued by publicly offered REITs that are not otherwise secured by real property. If we fail to comply with these asset requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences.

To meet these tests, we may be required to take or forgo taking actions that we would otherwise consider advantageous. For instance, in order to satisfy the gross income or asset tests applicable to REITs under the Code, we may be required to forgo investments that we otherwise would make, and we may be required to liquidate from our portfolio otherwise attractive investments. In addition, we may be required to make distributions to shareholders at disadvantageous times or when we do not have funds readily available for distribution. As a result, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. Our access to third-party sources of capital depends on a number of factors, including the market's perception of our growth potential, our current debt levels, the per share trading price of our common shares, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times. These actions could reduce our income and amounts available for distribution to our shareholders. Thus, compliance with the REIT requirements may hinder our investment performance.

If our operating partnership is treated as a corporation for U.S. federal income tax purposes, we will cease to qualify as a REIT.

We believe our operating partnership qualifies as a partnership for U.S. federal income tax purposes, and accordingly generally will not be subject to U.S. federal income tax on its income. Instead, each of its partners, including us, will be required to pay tax on its allocable share of our operating partnership's income. No assurance can be provided, however, that the IRS will not challenge our operating partnership's status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs, we would cease to qualify as a REIT, and both we and our operating partnership would become subject to U.S. federal, state and local income tax. The payment by our operating partnership of income tax would reduce significantly the amount of cash available to our operating partnership to satisfy obligations to make principal and interest payments on its debt and to make distribution to its partners, including us.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate risk will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if (i) the instrument (a) hedges interest rate risk on liabilities used to carry or acquire real estate assets or (b) hedges an instrument described in clause (a) for a period following the extinguishment of the liability or the disposition of the asset that was previously hedged by the hedged instrument, and (ii) the relevant instrument is properly identified under applicable Treasury regulations. Income from hedging transactions that does not meet these requirements will generally constitute non-qualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear, and we generally would not benefit from losses in our TRS, although, subject to limitation, such losses may be carried forward to offset future taxable income of the TRS.

The ability of our board of trustees to revoke our REIT election without shareholder approval may cause adverse consequences to our shareholders.

Our declaration of trust provides that the board of trustees may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if the board determines that it is no longer in our best interest to attempt to, or continue to, qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income and we generally would no longer be required to distribute any of our net taxable income to our shareholders, which may have adverse consequences on our total return to our shareholders.

Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. We and our shareholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation. Stockholders are urged to consult with their tax advisors regarding the effects of the other legislative, regulatory or administrative developments on an investment in the Company's common stock.

Risks Related to Our Common Shares and Preferred Shares

Common shares and preferred shares eligible for future sale may have adverse effects on our share price.

Subject to applicable law and the rules of any stock exchange on which our shares may be listed or traded, our board, without common shareholder approval, may authorize us to issue additional authorized and unissued common shares and preferred shares on the terms and for the consideration it deems appropriate and may amend our declaration of trust to increase the total number of shares, or the number of shares of any class or series, that we are authorized to issue. In addition, our operating partnership may issue OP units, which are redeemable for cash or, at our option exchangeable on a one-for-one basis into common shares after an agreed period of time and certain other conditions, preferred units of limited partnership interest, which are redeemable for cash or, at our option exchangeable on a one-for-one basis into our 6.000% Series A cumulative redeemable preferred shares of beneficial interest ("Series A Preferred Shares") and subordinated performance units, which are only convertible into OP units beginning two years following the initial issuance of the applicable series and then (i) at the holder's election only upon the achievement of certain performance thresholds relating to the properties to which such subordinated performance units relate or (ii) at our election upon a retirement event of a PRO that holds such subordinated performance units or upon certain qualifying terminations.

Notwithstanding the two-year lock out period on conversions of subordinated performance units into OP units, if such subordinated performance units were convertible into OP units as of December 31, 2023, each subordinated performance unit would on average hypothetically convert into 1.55 OP units, or into an aggregate of approximately 18.8 million OP units. These amounts are based on historical financial information for the trailing twelve months ended December 31, 2023. The hypothetical conversion is calculated by dividing the average cash available for distribution, or CAD, per subordinated performance unit by 110% of the CAD per OP unit over the same period. We anticipate that as our CAD grows over time, the conversion ratio will also grow, including to levels that may exceed this amount. The actual number of OP units into which such subordinated performance units will become convertible may vary significantly and will depend upon the applicable conversion penalty and the actual CAD to the OP units and the actual CAD to the converted subordinated performance units in the one-year period ending prior to conversion. We have also granted registration rights to those persons who will be eligible to receive common shares issuable upon exchange of OP units and preferred shares issuable upon exchange of preferred units issued in our contribution transactions.

We cannot predict the effect, if any, of future sales of our common or preferred shares or the availability of shares for future sales, on the market price of our common or preferred shares. The market price of our common shares may decline significantly when the restrictions on resale by certain of our shareholders lapse. Sales of substantial amounts of common or preferred shares or the perception that such sales could occur may adversely affect the prevailing market price for our common shares.

We cannot assure our ability to pay dividends in the future.

Historically, we have paid quarterly common share dividends to our shareholders and quarterly distributions to our operating partnership unitholders, and we intend to continue to pay such dividends and distributions in amounts such that all or substantially all of our net taxable income in each year is distributed, which, along with other factors, should enable us to continue to qualify for the tax benefits accorded to a REIT under the Code. We have not established a minimum dividends payment level, and all future distributions will be made at the discretion of our board. Our ability to pay dividends will depend upon, among other factors:

• the operational and financial performance of our properties;

• capital expenditures with respect to existing and newly acquired properties;

- general and administrative expenses associated with our operation as a publicly-held REIT;

- maintenance of our REIT qualification;

- the amount of, and the interest rates on, our debt and the ability to refinance our debt;

- the absence of significant expenditures relating to environmental and other regulatory matters; and

- other risk factors described in this Annual Report on Form 10-K.

Certain of these matters are beyond our control and any significant difference between our expectations and actual results could have a material adverse effect on our cash flow and our ability to make distributions to shareholders.

Future offerings of debt or equity securities, which may rank senior to our common shares, may adversely affect the market price of our common shares.

If we decide to issue debt securities in the future, which would rank senior to our common shares, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common shares and may result in dilution to owners of such shares. We and, indirectly, our shareholders will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common shares will bear the risk of our future offerings reducing the market price of our shares and diluting the value of their common share holdings in us.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk management and strategy

We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures aligned to industry standards to safeguard our information systems and protect the confidentiality, integrity, and availability of our data.

Management of Material Risks & Integration into Overall Risk Management

We have strategically integrated cybersecurity risk management into our broader risk management framework to promote a company-wide culture of cybersecurity awareness and risk management and have incorporated cybersecurity considerations into our decision-making processes. Our risk management team works closely with our IT department to identify, evaluate and address cybersecurity risks in alignment with our business objectives and operational needs. Our risk management team also provides regular reporting to management on our enterprise cybersecurity risk posture.

Engagement of Third-parties on Risk Management

Recognizing the complexity and evolving nature of cybersecurity threats, we engage a range of external experts, including cybersecurity assessors and consultants in evaluating and testing our risk management systems. These partnerships enable us to leverage specialized knowledge and insights, so that we can better understand the current and evolving cybersecurity risks and strategies. Our collaboration with these third-parties includes periodic audits, threat assessments, and consultation on security enhancements.

Risks from Cybersecurity Threats

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition. Refer to "Item 1A. Risk factors" in this annual report on Form 10-K, including "Security breaches through cyber-attacks, cyber-intrusions, or other methods could disrupt our information technology networks and related systems", for additional discussion about cybersecurity-related risks.

Governance

The board of trustees is acutely aware of the critical nature of managing risks associated with cybersecurity threats and oversees the Company's cybersecurity risk management activities.

Board of Trustees Oversight

The audit committee of our board of trustees is central to the board of trustees's oversight of cybersecurity risks and bears the primary responsibility for this domain. The members of the audit committee have a variety of expertise, including financial, regulatory and risk management. The audit committee reviews our policies with respect to risk assessment and risk management related to cybersecurity. The audit committee and the board of trustees receive updates on the Company's cybersecurity risks and initiatives periodically. In addition, cybersecurity matters are reported to the audit committee or board of trustees so that the board of trustees and audit committee can effectively carry out their oversight role.

Management's Role Managing Risk

Our risk management committee is comprised of a cross section of the Company's management team. The risk management committee has identified cybersecurity as a key risk to the Company's operations and established a cybersecurity sub-committee, which is comprised of members of the risk management committee and other personnel, to focus on this key risk.

The cybersecurity sub-committee plays a pivotal role in informing the risk management committee on cybersecurity risks. They provide comprehensive briefings to the risk management committee on a regular basis. These briefings encompass a broad range of topics, including:

- Awareness of cybersecurity landscape, emerging threats, trends and developments;

- Status of ongoing cybersecurity initiatives and strategies;

- Incident reports and learnings from any cybersecurity events;

- Compliance with regulatory requirements and industry standards; and

- Education in cybersecurity and associated risk management frameworks.

The risk management committee actively participates in strategic decisions related to cybersecurity, offering guidance and approval for major initiatives. This involvement ensures that cybersecurity considerations are a consistent focus of the Company and that the Company's cybersecurity efforts are aligned with the overall risk management framework. We have also implemented cybersecurity training at all levels of our organization and conduct periodic phishing assessment for our employees to reinforce that training.

Risk Management Personnel

Primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with the cybersecurity sub-committee. With over a combined 45 years of experience in the field of cybersecurity, the cybersecurity sub-committee brings a wealth of expertise to their role. Their in-depth knowledge and experience are instrumental in developing and executing our cybersecurity strategies. Our cybersecurity sub-committee oversees our cybersecurity strategies, tests our compliance with standards, remediates known risks, and leads our employee training program.

Monitor Cybersecurity Incidents

The cybersecurity sub-committee stays apprised about the latest developments in cybersecurity, including potential threats and innovative risk management techniques, which is important for the effective prevention, detection, mitigation, and remediation of cybersecurity incidents. The cybersecurity sub-committee implements and oversees processes for the regular monitoring of our information systems. This includes the deployment of advanced security measures and regular system audits to identify potential vulnerabilities. In the event of a cybersecurity incident, the cybersecurity sub-committee is equipped with a well-defined incident response plan, which provides a framework to mitigate the impact of cybersecurity incidents

The cybersecurity sub-committee regularly informs the risk management committee of matters related to cybersecurity risks and incidents. This ensures that the highest levels of management are kept abreast of the cybersecurity posture and potential risks facing the Company. Furthermore, significant cybersecurity matters, and strategic risk management decisions are escalated to the board of trustees, ensuring that they have comprehensive oversight and can provide guidance on critical cybersecurity issues.

Item 2. Properties

As of December 31, 2023, we held ownership interests in and operated a geographically diversified portfolio of 1,050 self storage properties located in 42 states and Puerto Rico, comprising approximately 68.6 million rentable square feet, configured in approximately 542,000 storage units, which excludes 39 self storage properties classified as held for sale to be sold to a third party in 2024. Of these properties, we reported 809 wholly-owned self storage properties on a consolidated basis that contain approximately 51.9 million rentable square feet, which excludes an additional 56 self storage properties classified as held for sale that were contributed to the 2024 Joint Venture, and we held a 25% ownership interest in 185 unconsolidated real estate venture properties that contain approximately 13.5 million rentable square feet.

The following table sets forth summary information regarding our consolidated properties by state as of December 31, 2023.

State/Territory	Number of Properties	Number of Units	Rentable Square Feet	% of Rentable Square Feet	Period-end Occupancy
Texas	172	79,045	10,986,692	21.2 %	87.3 %
California[1]	87	52,410	6,629,212	12.8 %	84.8 %
Florida	76	43,946	4,975,310	9.6 %	85.7 %
Oregon	70	29,217	3,657,543	7.0 %	84.0 %
Georgia	50	22,173	3,022,988	5.8 %	81.8 %
Arizona	34	18,858	2,175,802	4.2 %	84.2 %
North Carolina	34	16,758	2,097,487	4.0 %	85.6 %
Oklahoma	33	15,300	2,143,482	4.1 %	86.2 %
Louisiana[1]	25	11,450	1,388,385	2.7 %	83.7 %
Pennsylvania	22	10,435	1,296,060	2.5 %	87.1 %
Colorado	22	9,488	1,197,510	2.3 %	85.3 %
Washington	19	6,633	871,169	1.7 %	82.7 %
Puerto Rico	15	12,852	1,388,637	2.7 %	92.9 %
Nevada	15	7,557	962,182	1.9 %	86.8 %
New Hampshire	15	7,117	888,611	1.7 %	89.7 %
Kansas	14	4,924	670,702	1.3 %	88.0 %
Indiana	12	6,533	828,453	1.6 %	83.6 %
Alabama	11	6,036	907,914	1.7 %	77.8 %
New Mexico	10	5,500	716,307	1.4 %	86.8 %
Maryland	8	4,564	493,184	1.0 %	86.6 %
Massachusetts	7	5,014	538,005	1.0 %	82.1 %
Illinois	6	4,227	425,361	0.8 %	82.2 %
Tennessee	5	2,550	349,663	0.7 %	87.4 %
Kentucky	5	2,784	412,051	0.8 %	78.7 %
New Jersey	5	2,743	352,338	0.7 %	84.5 %
Idaho	5	1,454	271,511	0.5 %	83.8 %
Arkansas	5	2,604	401,820	0.8 %	78.4 %
South Carolina	4	2,059	254,853	0.5 %	83.9 %
Minnesota	4	1,198	192,770	0.4 %	83.7 %
Missouri	3	1,244	153,606	0.3 %	90.0 %
Virginia	3	1,382	174,915	0.3 %	83.8 %
Iowa	3	3,100	414,442	0.8 %	74.6 %
Connecticut	3	1,182	141,090	0.3 %	82.1 %
New York	2	1,713	174,591	0.3 %	81.3 %
Ohio	1	951	112,555	0.2 %	84.8 %
Montana	1	438	60,250	0.1 %	95.5 %
Wyoming	1	424	56,500	0.1 %	85.7 %
Wisconsin	1	378	59,672	0.1 %	85.1 %
Utah	1	312	46,500	0.1 %	87.7 %
Total/Weighted Average[2]	**809**	**406,553**	**51,890,123**	**100.0 %**	**85.3 %**

(1) Six of the California properties and one of the Louisiana properties are subject to non-cancelable leasehold interest agreements that are classified as operating leases. See "Note 13. Leases" in Item 8. "Financial Statements and Supplementary Data."

(2) Excludes self storage properties classified as held for sale consisting of (i) 39 self storage properties, comprising approximately 2.4 million rentable square feet, configured in approximately 18,000 storage units to be sold to a third party in 2024 and (ii) 56 self storage properties, comprising approximately 3.2 million rentable square feet, configured in approximately 24,000 storage units that were contributed to the 2024 Joint Venture in 2024.

The following table sets forth summary information regarding our unconsolidated real estate venture properties by state as of December 31, 2023.

State	Number of Properties	Number of Units	Rentable Square Feet	% of Rentable Square Feet	Period-end Occupancy
Florida	27	15,032	1,716,479	12.7 %	82.4 %
Michigan	25	15,930	2,017,998	15.0 %	86.7 %
New Jersey	15	10,789	1,253,588	9.3 %	84.7 %
Alabama	14	5,517	825,238	6.1 %	86.4 %
Ohio	14	9,375	1,124,347	8.3 %	84.7 %
California	12	6,648	779,342	5.8 %	85.5 %
Georgia	11	6,132	872,058	6.5 %	84.2 %
Texas	11	9,113	997,098	7.4 %	89.4 %
Other[1]	56	32,592	3,906,901	28.9 %	84.9 %
Total	**185**	**111,128**	**13,493,049**	**100.0 %**	**85.2 %**

(1) Other states in the unconsolidated real estate ventures include Arizona, Delaware, Illinois, Massachusetts, Minnesota, Mississippi, Nevada, New York, Oklahoma, Pennsylvania, Rhode Island, Tennessee and Virginia.

Our portfolio consists of self storage properties that are designed to offer customers convenient, affordable, and secure storage units. Generally, our properties are in highly visible locations clustered in states or markets with strong population and job growth and are specifically designed to accommodate residential and commercial tenants with features such as security systems, electronic gate entry, easy access, climate control, and pest control. Our units typically range from 25 square feet to 300 square feet, and some of our properties also offer outside storage for vehicles, boats, and equipment. We provide 24-hour access to many storage units through computer controlled access systems, as well as alarm and sprinkler systems on many of our individual storage units. Almost all of the storage units in our portfolio are leased on a month-to-month basis providing us the flexibility to increase rental rates over time as market conditions permit. Additional information on our consolidated self storage properties is contained in "Schedule III - Real Estate and Accumulated Depreciation" in this Annual Report on Form 10-K.

Item 3. Legal Proceedings

We are not currently subject to any legal proceedings that we consider to be material.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common shares have been listed and traded on the NYSE under the symbol "NSA" since April 22, 2015. Prior to that time there was no public market for our common shares.

Holders

As of February 26, 2024, the Company had 83 record holders of its common shares. The 83 holders of record do not include the beneficial owners of common shares whose shares are held by a broker or bank. Such information was obtained from our transfer agent and registrar.

Dividends

Since our initial quarter as a publicly-traded REIT, we have made regular quarterly distributions to our shareholders. Holders of common shares are entitled to receive distributions when declared by our board of trustees out of any assets legally available for that purpose. In order to maintain our status as a REIT for U.S. federal income tax purposes, we are required to distribute at least 90% of our "REIT taxable income," which is generally equivalent to our net taxable ordinary income, determined without regard to the deduction for dividends paid and excluding net capital gains to our shareholders annually.

Common share dividends are characterized for U.S. federal income tax purposes as ordinary income, capital gains, return of capital or a combination thereof. Each year we communicate to shareholders the tax characterization of the common share dividends paid during the preceding year. Our tax return for the year ended December 31, 2023 has not yet been filed and consequently, the taxability information presented for our dividends paid in 2023 is based upon management's estimate. The following table summarizes the taxability of our dividends per common share for the year ended December 31, 2023:

	Year Ended December 31, 2023	
Ordinary Income	$ 1.653434	74.2 %
Capital Gain	0.239048	10.7 %
Return of Capital	0.337518	15.1 %
Total	$ 2.230000	100.0 %

Equity Compensation Plan Information

Information about our equity compensation plans is incorporated by reference to Item 12 of Part III of this Annual Report on Form 10-K.

Unregistered Sales of Equity Securities

During the three months ended December 31, 2023, the Company, in its capacity as general partner of its operating partnership, caused the operating partnership to issue 186,003 common shares to satisfy redemption requests from certain limited partners.

On October 6, 2023, the operating partnership issued 179,354 Series A-1 preferred units to affiliates of Optivest, one of the Company's existing PROs, as partial consideration for the acquisition of a self storage property. In addition, 7,600 LTIP units that were previously granted to Optivest and an affiliate of Optivest vested in connection with this transaction.

On October 24, 2023, the operating partnership issued 35,446 Series SO subordinated performance units to affiliates of Southern, one of the Company's existing PROs, in exchange for cash in connection with the acquisition of a self storage property from an unrelated third party.

Following a specified lock up period after the date of issuance set forth above, the OP units issued by the operating partnership may be redeemed from time to time by holders for a cash amount per OP unit equal to the market value of an equivalent number of common shares. The Company has the right, but not the obligation, to assume and satisfy the redemption obligation of the operating partnership described above by issuing one common share in exchange for each OP unit tendered for redemption.

The Company has elected to report early the private placement of its common shares that may occur if the Company elects to assume the redemption obligation of the operating partnership as described above in the event that OP units are in the future tendered for redemption.

Following a two-year lock-up period, holders of subordinated performance units may elect, only upon the achievement of certain performance thresholds relating to the properties to which such subordinated performance units relate, to convert all or a portion of such subordinated performance units into OP units one time each year by submitting a completed conversion notice prior to December 1 of such year. All duly submitted conversion notices will become effective on the immediately following January 1. For additional information about the conversion or exchange of subordinated performance units into OP units, see Note 9 in Item 8 of this report.

As of February 26, 2024, other than those OP units held by the Company, 40,514,212 OP units were outstanding (including 787,284 outstanding Long-Term Incentive Plan Units ("LTIP units") and 2,120,491 outstanding OP units in certain consolidated subsidiaries of the operating partnership ("DownREIT OP units"), which are convertible into, or exchangeable for, OP units on a one-for-one basis, subject to certain conditions).

These issuances were exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

Issuer Purchases of Equity Securities

On July 11, 2022, the Company approved a share repurchase program authorizing the repurchase of up to $400.0 million of the Company's common shares, under which $256,892 of commons shares remain available for repurchase. On December 1, 2023, the Company approved a new share repurchase program authorizing, but not obligating, the repurchase of up to $275.0 million of the Company's common shares. The table below summarizes all of our repurchases of common shares during three months ended December 31, 2023:

Period	Total number of shares purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased under the Plans or Programs
October 1 - October 31, 2023	—	$ —	—	$ 27,591,757
November 1 - November 30, 2023	852,771	32.05	852,771	256,892
December 1 - December 31, 2023	—	—	—	275,256,892
Total/Weighted Average	852,771	$ 32.05	852,771	$ 275,256,892

Performance Graph

The following chart compares the yearly cumulative total shareholder return for our common shares with the cumulative shareholder return of companies on (i) the S&P 500 Index, (ii) the Russell 2000 and (iii) the Nareit All Equity REIT Index as provided by Nareit for the period beginning December 31, 2018 and ending December 31, 2023.



Total Return Performance
Index Value
400
350
300
250
200
150
100
50
0
12/31/18
12/31/19
12/31/20
12/31/21
12/31/22
12/31/23
Period Ending
National Storage Affiliates Trust
S&P 500
Russell 2000
Nareit All Equity REIT Index

	Period Ending					
Index	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
National Storage Affiliates Trust	$ 100	$ 132	$ 148	$ 293	$ 160	$ 195
S&P 500	100	131	156	200	164	207
Russell 2000	100	126	151	173	138	161
Nareit All Equity REIT Index	100	129	122	172	129	144

The foregoing item assumes $100.00 invested on December 31, 2018, with dividends reinvested. The Performance Graph will not be deemed to be incorporated by reference into any filing by NSA under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that NSA specifically incorporates the same by reference.

Item 6. [Reserved]

None.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and notes thereto included in Item 8. "Financial Statements and Supplementary Data" as well as Item 1. "Business," Item 1A. "Risk Factors," and Item 2. "Properties," respectively, in this Annual Report on Form 10-K.

Overview

National Storage Affiliates Trust is a fully integrated, self-administered and self-managed real estate investment trust organized in the state of Maryland on May 16, 2013. We have elected and we believe that we have qualified to be taxed as a REIT commencing with our taxable year ended December 31, 2015. We serve as the sole general partner of our operating partnership, a Delaware limited partnership formed on February 13, 2013 to conduct our business, which is focused on the ownership, operation, and acquisition of self storage properties located predominantly within the top 100 MSAs throughout the United States.

Our vice chairperson of the board of trustees and former chief executive officer, Arlen D. Nordhagen, co-founded SecurCare Self Storage, Inc. in 1988 to invest in and manage self storage properties. While growing SecurCare to over 150 self storage properties, Mr. Nordhagen recognized a market opportunity for a differentiated public self storage REIT that would leverage the benefits of national scale by integrating multiple experienced regional self storage operators with local operational focus and expertise. We believe that his vision, which is the foundation of the Company, aligns the interests of our PROs, with those of our public shareholders by allowing our PROs to participate alongside our shareholders in our financial performance and the performance of our PROs' managed portfolios. Our PRO structure offers our PROs a unique opportunity to serve as regional property managers for their managed portfolios and directly participate in the potential upside of those properties while simultaneously diversifying their investment to include a broader portfolio of self storage properties. Over time, largely through our unconsolidated real estate ventures and internalization of three of our largest PROs, SecurCare, Northwest and Move It, we have developed a full service internally-staffed property management platform to complement our PRO structure.

Our Structure

Through our property management platform, we direct, manage and control the day-to-day operations and affairs of certain consolidated properties and our unconsolidated real estate ventures under our iStorage, Northwest, SecurCare and Move It brands. As of December 31, 2023, our property management platform managed and controlled 532 of our consolidated properties and 185 of our unconsolidated real estate venture properties, which excludes 39 consolidated properties classified as held for sale to be sold to a third party in 2024. As of December 31, 2023, our PROs managed the day-to-day operations of 333 of our consolidated properties.

We earn certain customary fees for managing and operating the properties in the unconsolidated real estate ventures and we facilitate tenant insurance and/or tenant warranty protection programs for tenants at these properties in exchange for half of all proceeds from such programs.

For properties managed by our PROs, our structure promotes operator accountability as subordinated performance units issued to our PROs in exchange for the contribution of their properties are entitled to distributions only after those properties satisfy minimum performance thresholds. In the event of a material reduction in operating cash flow, distributions on our subordinated performance units will be reduced before or disproportionately to distributions on our common shares held by our common shareholders. In addition, we expect our PROs will generally co-invest subordinated equity in the form of subordinated performance units in each acquisition that they source, and the value of these subordinated performance units will fluctuate with the performance of their managed portfolios. Therefore, our PROs are incentivized to select acquisitions that are expected to exceed minimum performance thresholds, thereby increasing the value of their subordinated equity stake. We expect that our shareholders will benefit from the higher levels of property performance that our PROs are incentivized to deliver.

Our PROs

We had eight PROs as of December 31, 2023: Optivest, Guardian, Southern, Blue Sky, Moove In, Hide Away, Storage Solutions and Personal Mini. We seek to further expand our platform by continuing to recruit additional established self storage operators, while integrating our operations through the implementation of centralized initiatives, including management information systems, revenue enhancement, and cost optimization programs. Our national platform allows us to capture cost savings by eliminating redundancies and utilizing economies of scale across the property management platforms of our PROs while also providing greater access to lower-cost capital.

Effective January 1, 2023, Move It Self Storage and its controlled affiliates, elected to retire as one our PROs. As a result of the retirement, on January 1, 2023, management of our properties in the Move It managed portfolio was transferred to us and the Move It brand name and related intellectual property was internalized by us, and we discontinued payment of any supervisory and administrative fees or reimbursements to Move It.

Our Consolidated Properties

We seek to own properties that are well located in high quality sub-markets with highly accessible street access and attractive supply and demand characteristics, providing our properties with strong and stable cash flows that are less sensitive to the fluctuations of the general economy. Many of these markets have multiple barriers to entry against increased supply, including zoning restrictions against new construction and new construction costs that we believe are higher than our properties' fair market value. We maintain an active acquisition pipeline that we expect will continue to drive our future growth.

As of December 31, 2023, we owned a geographically diversified portfolio of 809 self storage properties, located in 38 states and Puerto Rico, comprising approximately 51.9 million rentable square feet, configured in approximately 407,000 storage units, which excludes self storage properties classified as held for sale consisting of (i) 39 self storage properties located in eight states, comprising approximately 2.4 million rentable square feet, configured in approximately 18,000 storage units to be sold to a third party in 2024 and (ii) 56 self storage properties located in seven states, comprising approximately 3.2 million rentable square feet, configured in approximately 24,000 storage units that were contributed to the 2024 Joint Venture in 2024. Of these properties, 306 were acquired by us from our PROs, 502 were acquired by us from third-party sellers and one was acquired by us from the 2016 Joint Venture.

Our Unconsolidated Real Estate Ventures

We seek to opportunistically partner with institutional funds and other institutional investors to acquire attractive portfolios utilizing a promoted return structure. We believe there is significant opportunity for continued external growth by partnering with institutional investors seeking to deploy capital in the self storage industry.

2024 Joint Venture

Subsequent to December 31, 2023, we entered into the 2024 Joint Venture (as defined in Note 5 to the consolidated financial statements in Item 8), in which we have a 25% ownership interest. During 2024, we contributed 56 self storage properties containing approximately 3.2 million rentable square feet, configured in over 24,000 storage units and located across seven states to the 2024 Joint Venture.

2023 Joint Venture

As of December 31, 2023, our 2023 Joint Venture (as defined in Note 5 to the consolidated financial statements in Item 8), in which we have a 25% ownership interest, did not own or operate any self storage properties. The agreement allows for equity capital contributions of up to $400 million from the 2023 JV Members over a 24-month period starting in December 2023, with options to extend the investment time period by two additional six-month periods.

2018 Joint Venture

As of December 31, 2023, our 2018 Joint Venture, in which we have a 25% interest, owned and operated a portfolio of 104 properties containing approximately 7.8 million rentable square feet, configured in approximately 64,000 storage units and located across 17 states.

2016 Joint Venture

As of December 31, 2023, our 2016 Joint Venture, in which we have a 25% ownership interest, owned and operated a portfolio of 81 properties containing approximately 5.7 million rentable square feet, configured in approximately 47,000 storage units and located across 13 states.

Results of Operations

When reviewing our results of operations it is important to consider the timing of acquisition and disposition activity. We acquired 20 self storage properties and annexes to existing properties during the year ended December 31, 2023 and 45 self storage properties during the year ended December 31, 2022. We disposed of 32 self storage properties and classified self storage properties as held for sale consisting of (i) 39 self storage properties to be sold to a third party in 2024 and (ii) 56 self storage properties that were contributed to the 2024 Joint Venture in 2024, during the year ended December 31, 2023. As a result of these and other factors, we do not believe that our historical results of operations discussed and analyzed below are comparable or necessarily indicative of our future results of operations or cash flows.

The following discussion and analysis of the results of our operations and financial condition for the year ended December 31, 2023 compared to the year ended December 31, 2022 should be read in conjunction with the accompanying consolidated financial statements included in Item 8. The discussion and analysis of the results of our operations and financial condition for the year ended December 31, 2022 compared to the year ended December 31, 2021, can be found in Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 27, 2023.

Certain figures, such as interest rates and other percentages, included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Year Ended December 31, 2023 compared to the Year Ended December 31, 2022

Overview

The following table illustrates the changes in rental revenue, other property-related revenue, management fees and other revenue, property operating expenses, and other expenses for the year ended December 31, 2023 compared to the year ended December 31, 2022 (dollars in thousands):

	Year Ended December 31,					
	2023		**2022**		**Change**	
Rental revenue	$	793,966	$	748,814	$	45,152
Other property-related revenue		29,686		25,131		4,555
Management fees and other revenue		34,411		27,624		6,787
Total revenue		858,063		801,569		56,494
Property operating expenses		228,986		211,025		17,961
General and administrative expenses		59,281		59,311		(30)
Depreciation and amortization		221,993		233,158		(11,165)
Other		11,108		8,537		2,571
Total operating expenses		521,368		512,031		9,337
Other (expense) income						
Interest expense		(166,147)		(110,599)		(55,548)
Loss on early extinguishment of debt		(758)		—		(758)
Equity in earnings of unconsolidated real estate ventures		7,553		7,745		(192)
Acquisition costs		(1,659)		(2,745)		1,086
Non-operating expense		(1,016)		(951)		(65)
Gain on sale of self storage properties		63,910		5,466		58,444
Other expense, net		(98,117)		(101,084)		2,967
Income before income taxes		238,578		188,454		50,124
Income tax expense		(1,590)		(4,689)		3,099
Net income		236,988		183,765		53,223
Net income attributable to noncontrolling interests		(80,319)		(80,028)		(291)
Net income attributable to National Storage Affiliates Trust		156,669		103,737		52,932
Distributions to preferred shareholders		(19,019)		(13,425)		(5,594)
Net income attributable to common shareholders	$	137,650	$	90,312	$	47,338

Total Revenue

Our total revenue, including management fees and other revenue, increased by $56.5 million, or 7.0%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. This increase was primarily attributable to incremental revenue from 20 self storage properties acquired during the year ended December 31, 2023 and from 45 self storage properties acquired during 2022, that were owned during the entire year ended December 31, 2023 and increases in management fees and other revenue from our unconsolidated real estate ventures. Total revenue increased despite a decrease in total portfolio average occupancy from 91.9% for the year ended December 31, 2022 to 88.0% for the year ended December 31, 2023. Average occupancy is calculated based on the average of the month-end occupancy immediately preceding the period presented and the month-end occupancies included in the respective period presented.

Rental Revenue

Rental revenue increased by $45.2 million, or 6.0%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase in rental revenue was primarily attributable to incremental rental revenue of $11.7 million from 20 self storage properties acquired during 2023, and $18.9 million from 45 self storage properties acquired during 2022, that were owned during the entire year ended December 31, 2023. Annualized total portfolio rental revenues (including fees and net of any discounts and uncollectible customer amounts) divided by average occupied square feet ("average annualized rental revenue per occupied square foot") increased from $14.83, for the year ended December 31, 2022 to $15.24, or 2.8%, for the year ended December 31, 2023, driven primarily by increased contractual lease rates for in-place tenants.

Other Property-Related Revenue

Other property-related revenue represents ancillary income from our self storage properties, such as tenant insurance-related access fees and sales of storage supplies. Other property-related revenue increased by $4.6 million, or 18.1%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. This increase primarily resulted from an increase in tenant insurance revenue of $4.4 million.

Management Fees and Other Revenue

Management fees and other revenue, which includes revenue related to managing and operating the unconsolidated real estate ventures and other revenue from our tenant insurance programs, increased $6.8 million, or 24.6%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase was primarily attributable to changes in our tenant insurance programs.

Property Operating Expenses

Property operating expenses increased by $18.0 million, or 8.5%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase in property operating expenses was primarily attributable to incremental property operating expenses of $3.8 million from 20 self storage properties acquired during 2023, and $6.6 million from 45 self storage properties acquired during 2022, that were owned during the entire year ended December 31, 2023.

General and Administrative Expenses

General and administrative expenses remained relatively consistent for the year ended December 31, 2023, compared to the year ended December 31, 2022. This result was primarily attributable to decreases in supervisory and administrative fees charged by our PROs resulting from the decrease in the number of properties managed by our PROs, partially offset by an increase in equity based compensation expense.

Depreciation and Amortization

Depreciation and amortization decreased $11.2 million, or 4.8%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This decrease was primarily attributable to amortization expense for customer in-place leases decreasing from $34.4 million for the year ended December 31, 2022 to $8.3 million for the year ended December 31, 2023, and partially offset by the incremental depreciation expense related to the 20 self storage properties acquired during 2023 and 45 self storage properties acquired during 2022, that were owned during the entire year ended December 31, 2023.

Other

Other expenses increased $2.6 million, or 30.1%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase was primarily attributable to increases in administrative costs relating to our tenant insurance programs and our reserves for casualty-related expenses and losses, each resulting from continued growth in our portfolio.

Interest Expense

Interest expense increased $55.5 million, or 50.2%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase in interest expense was primarily attributable to an increase in the effective interest rate under our revolving line of credit from 5.69%, as of December 31, 2022, to 6.71% as of December 31, 2023, and, to a lesser extent, an increase in overall average borrowings outstanding.

Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt was $0.8 million for the year ended December 31, 2023. During the year ended December 31, 2023, in connection with an amendment to our credit facility, two of the lenders that were included in the syndicated group of lenders prior to the amendment are no longer participating lenders following the amendment, which constitutes an extinguishment of debt for accounting purposes. Additionally, in connection with the amendment we retired two term loans prior to their contractual maturity. Loss on early extinguishment of debt includes costs incurred related to these extinguishments, and the write off of $0.4 million of unamortized debt issuance costs related to the retired term loans or attributed to the entities no longer included in the lender syndicate.

Equity In Earnings Of Unconsolidated Real Estate Ventures

Equity in earnings of unconsolidated real estate ventures represents our share of earnings and losses incurred through our 25% ownership interests in the 2018 Joint Venture and the 2016 Joint Venture. During the year ended December 31, 2023, we recorded $7.6 million of equity in earnings from our unconsolidated real estate ventures compared to $7.7 million for the year ended December 31, 2022.

Gain on Sale of Self Storage Properties

Gain on sale of self storage properties increased $58.4 million, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase in gain on sale of self storage properties was primarily attributable to the sale of 32 self storage properties for net proceeds of $261.8 million.

Net Income Attributable to Noncontrolling Interests

As discussed in Note 2 to the consolidated financial statements in Item 8, we allocate U.S. generally accepted accounting principles ("GAAP") income (loss) utilizing the HLBV method, in which we allocate income or loss based on the change in each unitholders' claim on the net assets of our operating partnership at period end after adjusting for any distributions or contributions made during such period.

Due to the stated liquidation priorities and because the HLBV method incorporates non-cash items such as depreciation expense, in any given period, income or loss may be allocated disproportionately to noncontrolling interests. Net income attributable to noncontrolling interests was $80.3 million for the year ended December 31, 2023, compared to $80.0 million for the year ended December 31, 2022.

Critical Accounting Policies and Use of Estimates

Our financial statements have been prepared on the accrual basis of accounting in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those that impact our most critical accounting policies. We base our estimates and assumptions on historical experience and on various other factors that we believe are reasonable under the circumstances. Our critical accounting estimates are defined as accounting estimates or assumptions made in accordance with GAAP, which involve a significant level of estimation, uncertainty or subjectivity and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Actual results may differ from these estimates. We believe the following are our most critical accounting policies.

Principles of Consolidation and Presentation of Noncontrolling Interests

Our consolidated financial statements include the accounts of our operating partnership and its controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation of entities.

The limited partner ownership interests in our operating partnership that are held by owners other than us are referred to as noncontrolling interests. Noncontrolling interests also include ownership interests in DownREIT partnerships held by entities other than our operating partnership. Noncontrolling interests in a subsidiary are generally reported as a separate component of equity in our consolidated balance sheets. In our consolidated statements of operations, the revenues, expenses and net income or loss related to noncontrolling interests in our operating partnership are included in the consolidated amounts, with net income or loss attributable to the noncontrolling interests deducted separately to arrive at the net income or loss solely attributable to us.

When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a variable interest entity ("VIE"), and if we are deemed to be the primary beneficiary, in accordance with authoritative guidance issued on the consolidation of VIEs. When an entity is not deemed to be a VIE, we consider the provisions of additional guidance to determine whether the general partner controls a limited partnership or similar entity when the limited partners have certain rights. We consolidate all entities that are VIEs and of which the Company is deemed to be the primary beneficiary.

Self Storage Properties and Customer In-Place Leases

Self storage properties are carried at historical cost less accumulated depreciation and any impairment losses. When self storage properties are acquired, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values. The purchase price is allocated to the individual properties based on the fair value determined using an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates, which take into account the relative size, age, and location of the individual properties along with current and projected occupancy and relative rental rates or appraised values, if available. Tangible assets are allocated to land, buildings and related improvements, and furniture and equipment.

In allocating the purchase price for a self storage property acquisition, we determine whether the acquisition includes intangible assets. We allocate a portion of the purchase price to an intangible asset attributed to the value of customer in-place leases. Because the majority of tenant leases are on a month-to-month basis, this intangible asset represents the estimated value of the leases in effect on the acquisition date. This intangible asset is amortized to expense using the straight-line method over 12 months, the estimated average remaining rental period for the leases.

Non-GAAP Financial Measures
FFO and Core FFO

Funds from operations, or FFO, is a widely used performance measure for real estate companies and is provided here as a supplemental measure of our operating performance. The December 2018 Nareit Funds From Operations White Paper - 2018 Restatement, which we refer to as the White Paper, defines FFO as net income (as determined under GAAP), excluding: real estate depreciation and amortization, gains and losses from the sale of certain real estate assets, gains and losses from change in control, mark-to-market changes in value recognized on equity securities, impairment write-downs of certain real estate assets and impairment of investments in entities when it is directly attributable to decreases in the value of depreciable real estate held by the entity and after items to record unconsolidated partnerships and joint ventures on the same basis. Distributions declared on subordinated performance units and DownREIT subordinated performance units represent our allocation of FFO to noncontrolling interests held by subordinated performance unitholders and DownREIT subordinated performance unitholders. For purposes of calculating FFO attributable to common shareholders, OP unitholders, and LTIP unitholders, we exclude distributions declared on subordinated performance units, DownREIT subordinated performance units, preferred shares and preferred units. We define Core FFO as FFO, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our core operating performance. These further adjustments consist of acquisition costs, gains on debt forgiveness, gains (losses) on early extinguishment of debt, casualty-related expenses, losses, and related recoveries and adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO and Core FFO as key performance indicators in evaluating the operations of our properties. Given the nature of our business as a real estate owner and operator, we consider FFO and Core FFO as key supplemental measures of our operating performance that are not specifically defined by GAAP. We believe that FFO and Core FFO are useful to management and investors as a starting point in measuring our operational performance because FFO and Core FFO exclude various items included in net income (loss) that do not relate to or are not indicative of our operating performance such as gains (or losses) from sales of self storage properties and depreciation, which can make periodic and peer analyses of operating performance more difficult. Our computation of FFO and Core FFO may not be comparable to FFO reported by other REITs or real estate companies.

FFO and Core FFO should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as total revenues, operating income and net income (loss). FFO and Core FFO do not represent cash generated from operating activities determined in accordance with GAAP and are not a measure of liquidity or an indicator of our ability to make cash distributions. We believe that to further understand our performance, FFO and Core FFO should be compared with our reported net income (loss) and considered in addition to cash flows computed in accordance with GAAP, as presented in our consolidated financial statements.

The following table presents a reconciliation of net income to FFO and Core FFO for the periods presented (in thousands, except per share and unit amounts):

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income	$ 236,988	$ 183,765	$ 146,935
Add (subtract):			
Real estate depreciation and amortization	220,737	231,870	156,930
Company's share of unconsolidated real estate venture real estate depreciation and amortization	17,083	17,072	15,408
Gain on sale of self storage properties	(63,910)	(5,466)	—
Distributions to preferred shareholders and unitholders	(20,330)	(14,510)	(14,070)
FFO attributable to subordinated performance unitholders[1]	(49,040)	(58,838)	(49,810)
FFO attributable to common shareholders, OP unitholders, and LTIP unitholders	**341,528**	**353,893**	**255,393**
Add:			
Acquisition costs	1,659	2,745	1,941
Casualty-related (recoveries) expenses[2]	(522)	6,388	—
Loss on early extinguishment of debt	758	—	—
Core FFO attributable to common shareholders, OP unitholders, and LTIP unitholders	**$ 343,423**	**$ 363,026**	**$ 257,334**
Weighted average shares and units outstanding - FFO and Core FFO:[3]			
Weighted average shares outstanding - basic	86,846	91,239	81,195
Weighted average restricted common shares outstanding	25	27	33
Weighted average effect of outstanding forward offering agreement[4]	—	—	100
Weighted average OP units outstanding	38,302	35,421	30,127
Weighted average DownREIT OP unit equivalents outstanding	2,120	1,925	1,925
Weighted average LTIP units outstanding	553	514	542
Total weighted average shares and units outstanding - FFO and Core FFO	**127,846**	**129,126**	**113,922**
FFO per share and unit	$ 2.67	$ 2.74	$ 2.24
Core FFO per share and unit	$ 2.69	$ 2.81	$ 2.26

(1) Amounts represent distributions declared for subordinated performance unitholders and DownREIT subordinated performance unitholders for the periods presented.

(2) Casualty-related recoveries in 2023 relate to casualty-related expenses incurred in 2022 and are recorded in the line item "Other" within operating expenses in our consolidated statement of operations.

(3) NSA combines OP units and DownREIT OP units with common shares because, after the applicable lock-out periods, OP units in the Company's operating partnership are redeemable for cash or, at NSA's option, exchangeable for common shares on a one-for-one basis and DownREIT OP units are also redeemable for cash or, at NSA's option, exchangeable for OP units in our operating partnership on a one-for-one basis, subject to certain adjustments in each case. Subordinated performance units, DownREIT subordinated performance units, and LTIP units may also, under certain circumstances, be convertible into or exchangeable for common shares (or other units that are convertible into or exchangeable for common shares). See footnote[1] to the following table for additional discussion of subordinated performance units, DownREIT subordinated performance units, and LTIP units in the calculation of FFO and Core FFO per share and unit.

(4) Represents the dilutive effect of the forward offering from the application of the treasury stock method.

The following table presents a reconciliation of earnings per share - diluted to FFO and Core FFO per share and unit for the periods presented:

	Year Ended December 31,					
	2023		**2022**		**2021**	
Earnings per share - diluted	$	**1.48**	$	**0.99**	$	**0.98**
Impact of the difference in weighted average number of shares[1]		0.23		(0.28)		0.18
Impact of GAAP accounting for noncontrolling interests, two-class method and treasury stock method[2]		—		0.62		—
Add real estate depreciation and amortization		1.73		1.79		1.38
Add Company's share unconsolidated venture real estate depreciation and amortization		0.13		0.13		0.14
Subtract gain on sale of self storage properties		(0.52)		(0.05)		—
FFO attributable to subordinated performance unitholders		(0.38)		(0.46)		(0.44)
FFO per share and unit		**2.67**		**2.74**		**2.24**
Add acquisition costs and Company's share of unconsolidated real estate venture acquisition costs		0.01		0.02		0.02
Add casualty-related expenses		—		0.05		—
Add loss on early extinguishment of debt		0.01		—		—
Core FFO per share and unit	$	**2.69**	$	**2.81**	$	**2.26**

(1) Adjustment accounts for the difference between the weighted average number of shares used to calculate diluted earnings per share and the weighted average number of shares used to calculate FFO and Core FFO per share and unit. Diluted earnings per share is calculated using the two-class method for the company's restricted common shares, the treasury stock method for certain unvested LTIP units, and includes the assumption of a hypothetical conversion of subordinated performance units and DownREIT subordinated performance units into OP units, even though such units may only be convertible into OP units (i) after a lock-out period and (ii) upon certain events or conditions. For additional information about the conversion of subordinated performance units, DownREIT subordinated performance units and LTIP units into OP units, see Note 10 to the consolidated financial statements in Item 8. The computation of weighted average shares and units for FFO and Core FFO per share and unit includes all restricted common shares and LTIP units that participate in distributions and excludes all subordinated performance units and DownREIT subordinated performance units because their effect has been accounted for through the allocation of FFO to the related unitholders based on distributions declared.

(2) Represents the effect of adjusting the numerator to consolidated net income (loss) prior to GAAP allocations for noncontrolling interests, after deducting preferred share and unit distributions, and before the application of the two-class method and treasury stock method, as described in footnote[1].

Net Operating Income

Net operating income, or NOI, represents rental revenue plus other property-related revenue less property operating expenses. NOI is not a measure of performance calculated in accordance with GAAP.

We believe NOI is useful to investors in evaluating our operating performance because:

- NOI is one of the primary measures used by our management and our PROs to evaluate the economic productivity of our properties, including our ability to lease our properties, increase pricing and occupancy and control our property operating expenses;

- NOI is widely used in the real estate industry and the self storage industry to measure the performance and value of real estate assets without regard to various items included in net income that do not relate to or are not indicative of operating performance, such as depreciation and amortization, which can vary depending upon accounting methods, the book value of assets, and the impact of our capital structure; and

- We believe NOI helps our investors to meaningfully compare the results of our operating performance from period to period by removing the impact of our capital structure (primarily interest expense on our outstanding indebtedness) and depreciation of the cost basis of our assets from our operating results.

There are material limitations to using a non-GAAP measure such as NOI, including the difficulty associated with comparing results among more than one company and the inability to analyze certain significant items, including depreciation and interest expense, that directly affect our net income (loss). We compensate for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with our analysis of net income (loss). NOI should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as total revenues and net income (loss).

As of December 31, 2023, our same store portfolio consisted of 724 self storage properties. Our same store portfolio is defined as those properties owned and operated since the first day of the earliest year presented, excluding any properties sold, expected to be sold or subject to significant changes such as expansions or casualty events which cause the portfolio's year-over-year operating results to no longer be comparable. The following table illustrates the changes in rental revenue, other property-related revenue, and property operating expenses, for the year ended December 31, 2023 compared to the year ended December 31, 2022 (dollars in thousands):

| | Year Ended December 31, | | |
	2023	2022	Change
Rental revenue			
Same store portfolio	$ 646,893	$ 633,708	$ 13,185
Non-same store portfolio	147,073	115,106	31,967
Total rental revenue	793,966	748,814	45,152
Other property-related revenue			
Same store portfolio	23,634	20,821	2,813
Non-same store portfolio	6,052	4,310	1,742
Total other property-related revenue	29,686	25,131	4,555
Property operating expenses			
Same store portfolio	178,006	169,987	8,019
Non-same store portfolio	50,980	41,338	9,642
Prior period comparability adjustment	—	(300)	300
Total property operating expenses	228,986	211,025	17,961
Net operating income			
Same store portfolio	492,521	484,542	7,979
Non-same store portfolio	102,145	78,378	23,767
Total net operating income	$ 594,666	$ 562,920	$ 31,746

Rental Revenue

Same store portfolio rental revenues increased $13.2 million, or 2.1%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. Average annualized same store rental revenue per occupied square foot increased from $14.89 to $15.80, or 6.1%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022, driven primarily by increased contractual lease rates for in-place tenants. This increase in same store portfolio rental revenue was partially offset by a decrease in average occupancy from 93.1% for the year ended December 31, 2022 to 89.1% for the year ended December 31, 2023.

Other Property-Related Revenue

Same store portfolio other property-related revenue increased $2.8 million, or 13.5%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. This increase primarily resulted from an increase in tenant insurance revenue.

Property Operating Expenses

Same store portfolio property operating expenses increased $8.0 million, or 4.7%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase in same store property operating expenses was a result of increases in marketing, insurance and property tax expense partially offset by a decrease in personnel costs during the year ended December 31, 2023.

The following table presents a reconciliation of net income to NOI for the periods presented (dollars in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income	$ 236,988	$ 183,765	$ 146,935
(Subtract) add:			
Management fees and other revenue	(34,411)	(27,624)	(24,374)
General and administrative expenses	59,281	59,311	51,001
Other	11,108	8,537	2,853
Depreciation and amortization	221,993	233,158	158,312
Interest expense	166,147	110,599	72,062
Equity in earnings of unconsolidated real estate ventures	(7,553)	(7,745)	(5,294)
Loss on early extinguishment of debt	758	—	—
Acquisition costs	1,659	2,745	1,941
Income tax expense	1,590	4,689	1,690
Gain on sale of self storage properties	(63,910)	(5,466)	—
Non-operating expense	1,016	951	906
Net operating income	$ 594,666	$ 562,920	$ 406,032

Our consolidated NOI shown in the table above does not include our proportionate share of NOI for our unconsolidated real estate ventures. For additional information about our 2018 Joint Venture and 2016 Joint Venture see Note 5 to the consolidated financial statements in Item 8.

EBITDA and Adjusted EBITDA

We define EBITDA as net income (loss), as determined under GAAP, plus interest expense, loss on early extinguishment of debt, income taxes, depreciation and amortization expense and the Company's share of unconsolidated real estate venture depreciation and amortization. We define Adjusted EBITDA as EBITDA plus acquisition costs, equity-based compensation expense, losses on sale of properties, impairment of long-lived assets and casualty-related expense, minus gains on sale of properties and debt forgiveness, and after adjustments for unconsolidated partnerships and joint ventures. These further adjustments eliminate the impact of items that we do not consider indicative of our core operating performance. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We present EBITDA and Adjusted EBITDA because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA have limitations as an analytical tool. Some of these limitations are:

- EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements, for capital expenditures, contractual commitments or working capital needs;

- EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

- Adjusted EBITDA excludes equity-based compensation expense, which is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;

- EBITDA and Adjusted EBITDA do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

- other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with our analysis of net income (loss). EBITDA and Adjusted EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as total revenues and net income (loss).

The following table presents a reconciliation of net income to EBITDA and Adjusted EBITDA for the periods presented (dollars in thousands):

	Year Ended December 31,		
	2023	2022	2021
Net income	$ 236,988	$ 183,765	$ 146,935
Add:			
Depreciation and amortization	221,993	233,158	158,312
Company's share of unconsolidated real estate venture depreciation and amortization	17,083	17,072	15,408
Interest expense	166,147	110,599	72,062
Income tax expense	1,590	4,689	1,690
Loss on early extinguishment of debt	758	—	—
EBITDA	**644,559**	**549,283**	**394,407**
Add (subtract):			
Acquisition costs	1,659	2,745	1,941
Gain on sale of self storage properties	(63,910)	(5,466)	—
Casualty-related (recoveries) expenses[1]	(522)	6,388	—
Equity-based compensation expense[2]	6,679	6,258	5,462
Adjusted EBITDA	**$ 588,465**	**$ 559,208**	**$ 401,810**

(1) Casualty-related recoveries in 2023 relate to casualty-related expenses incurred in 2022 and are recorded in the line item "Other" within operating expenses in our consolidated statement of operations.

(2) Equity-based compensation expense is a non-cash item that is included in general and administrative expenses in our consolidated statements of operations.

Liquidity and Capital Resources

Liquidity Overview

Liquidity is the ability to meet present and future financial obligations. Our primary source of liquidity is cash flow from our operations. Additional sources are proceeds from dispositions of self storage properties, equity and debt offerings, debt financings including additional borrowing capacity under the credit facility, and expansion options available under the 2028 Term Loan Facility, the June 2029 Term Loan Facility, and our credit facility.

Our short-term liquidity requirements consist primarily of property operating expenses, property acquisitions, capital expenditures, general and administrative expenses and principal and interest on our outstanding indebtedness. A further short-term liquidity requirement relates to distributions to our common and preferred shareholders and holders of preferred units, OP units, subordinated performance units, LTIP units, DownREIT OP units and DownREIT subordinated performance units. We expect to fund short-term liquidity requirements from our operating cash flow, cash on hand and borrowings under our credit facility.

Our long-term liquidity needs consist primarily of the repayment of debt, property acquisitions, and capital expenditures. We acquire properties through the use of cash, preferred units, OP units and subordinated performance units in our operating partnership or DownREIT partnerships. We expect to meet our long-term liquidity requirements with operating cash flow, cash on hand, secured and unsecured indebtedness, and the issuance of equity and debt securities.

The availability of credit and its related effect on the overall economy may affect our liquidity and future financing activities, both through changes in interest rates and access to financing. During the last year, the Federal Reserve Board has continued to raise interest rates from historically low levels and paused raising interest rates as of August 2023. Although the Federal Reserve Board has signaled an intention to reduce interest rates in 2024, there is no assurance that this will occur or that the Federal Reserve Board will not raise interest rates in the future. Our ability to access capital on favorable terms as well as to use cash from operations to continue to meet our liquidity needs, all of which are highly uncertain and cannot be predicted, could be affected by various risks and uncertainties. We believe that, as a publicly-traded REIT, we will have access to multiple sources of capital to fund our long-term liquidity requirements, including the incurrence of additional debt and the issuance of debt and additional equity securities. However, we cannot assure you that this will be the case.

Cash Flows

At December 31, 2023, we had $65.0 million in cash and cash equivalents and $22.7 million of restricted cash, an increase in cash and cash equivalents of $29.7 million and an increase in restricted cash of $15.8 million from December 31, 2022. Restricted cash primarily consists of escrowed funds deposited with financial institutions resulting from property sales for which we elected to purchase replacement property in accordance with Section 1031 of the Code, and for real estate taxes, insurance, and other reserves for capital improvements in accordance with our loan agreements. The following discussion relates to changes in cash due to operating, investing, and financing activities, which are presented in our consolidated statements of cash flows included in Item 8 of this report.

Operating Activities

Cash provided by our operating activities was $441.6 million for the year ended December 31, 2023 compared to $443.8 million the year ended December 31, 2022. Our operating cash flow decreased primarily due to higher cash payments for interest expense. The decrease was partially offset by operating cash flows from 45 self storage properties acquired during the year ended December 31, 2022 that generated cash flow for the entire year ended December 31, 2023 and 20 self storage properties and annexes to existing properties acquired during the year ended December 31, 2023.

Investing Activities

Cash provided by investing activities was $161.1 million for the year ended December 31, 2023 compared to $584.2 million of cash used in investing activities for the year ended December 31, 2022. The primary sources of cash for the year ended December 31, 2023 were $262.3 million of proceeds from our sale of 32 self storage properties, partially offset by our acquisition of 20 self storage properties and annexes to existing properties for cash consideration of $48.7 million, capital expenditures of $34.2 million, our acquisition of management company assets and an interest in a reinsurance company from Move It of $16.9 million and expenditures for corporate furniture and equipment of $1.3 million. Cash used in investing activities was $584.2 million for the year ended December 31, 2022 compared to $2.0 billion for the year ended December 31, 2021. The primary uses of cash for the year ended December 31, 2022 were for our acquisition of 45 self storage properties for cash consideration of $496.4 million, capital contributions of $55.0 million to fund the self storage property acquisitions of our 2016 Joint Venture and 2018 Joint Venture and capital expenditures of $42.8 million.

Capital expenditures totaled $34.2 million, $42.8 million and $27.6 million during the years ended December 31, 2023, 2022 and 2021 respectively. We generally fund post-acquisition capital additions from cash provided by operating activities.

We categorize our capital expenditures broadly into three primary categories:

- recurring capital expenditures, which represent the portion of capital expenditures that are deemed to replace the consumed portion of acquired capital assets and extend their useful life;

- value enhancing capital expenditures, which represent the portion of capital expenditures that are made to enhance the revenue and value of an asset from its original purchase condition; and

- acquisitions capital expenditures, which represent the portion of capital expenditures capitalized during the current period that were identified and underwritten prior to a property's acquisition.

The following table presents a summary of the capital expenditures for these categories, along with a reconciliation of the total for these categories to the capital expenditures reported in the accompanying consolidated statements of cash flows for the periods presented (dollars in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Recurring capital expenditures	$ 16,957	$ 11,794	$ 9,500
Value enhancing capital expenditures	6,364	11,732	8,738
Acquisitions capital expenditures	9,649	19,215	11,185
Total capital expenditures	32,970	42,741	29,423
Change in accrued capital spending	1,260	57	(1,846)
Capital expenditures per statement of cash flows	$ 34,230	$ 42,798	$ 27,577

Financing Activities

Cash used in our financing activities was $557.2 million for the year ended December 31, 2023 compared to $154.6 million of cash provided by financing activities for the year ended December 31, 2022. Our primary uses of financing cash flows for the year ended December 31, 2023 were for principal payments on existing debt of $1.2 billion (which included $1.1 billion of principal repayments, including constructive repayments, under the Revolver, $73.5 million in fixed rate mortgage repayments, $50.2 million of constructive repayments of term loan borrowings within our credit facility, and $3.3 million of scheduled fixed rate mortgage principal amortization payments), common share repurchases of $310.2 million, distributions to common shareholders of $190.9 million, distributions to noncontrolling interests of $141.5 million and distributions to preferred shareholders of $19.0 million. Our sources of financing cash flows for the year ended December 31, 2023 primarily consisted of $1.3 billion of borrowings (which included $898.6 million of borrowings, including constructive borrowings, under our Revolver, $370.0 million from the issuance of July 2028 Notes and October 2023 Senior Unsecured Notes (as defined in Note 8 to the consolidated financial statements in Item 8), and $50.2 million of constructive receipts of term loan borrowings within our credit facility). Our sources of financing cash flows for the year ended December 31, 2022 primarily consisted of $1.6 billion of borrowings (which included $962.0 million of borrowings under the Revolver, $285.0 million from our June 2029 Term Loan, $200.0 million from the issuance of the November 2032 Notes and $125.0 million from the issuance of the November 2033 Notes). Our primary uses of financing cash flows for the year ended December 31, 2022 were for principal payments on existing debt of $960.4 million (which included $956.0 million of principal repayments under the Revolver and $4.4 million in fixed rate mortgage principal payments), distributions to common shareholders of $195.7 million, distributions to noncontrolling interests of $141.0 million, and distributions to preferred shareholders of $13.4 million.

Credit Facility and Term Loan Facilities

As of December 31, 2023, our credit facility provided for total borrowings of $1.955 billion, consisting of five components: (i) a Revolver which provides for a total borrowing commitment up to $950.0 million, whereby we may borrow, repay and re-borrow amounts under the Revolver, (ii) a $275.0 million Term Loan B, (iii) a $325.0 million Term Loan C, (iv) a $275.0 million Term Loan D and (v) a $130.0 million Term Loan E. The Revolver is set to mature in January 2027; provided that we may elect up to two times to extend the maturity by six months each up to January 2028 by paying an extension fee for each such election of 0.0625% of the total borrowing commitment thereunder at the time of extension and meeting other customary conditions with respect to compliance. The Term Loan B matures in July 2024, provided that we have the option to elect to extend the maturity to January 2025, subject to certain conditions being met and payment of an extension fee of 0.0625% of the amount of the Term Loan B, the Term Loan C matures in January 2025, the Term Loan D matures in July 2026 and the Term Loan E matures in March 2027. The Revolver, Term Loan B, Term Loan C, Term Loan D and Term Loan E are not subject to any scheduled reduction or amortization payments prior to maturity. As of December 31, 2023, we had an expansion option under the credit facility, which, if exercised in full, would provide for a total credit facility of $2.5 billion.

As of December 31, 2023, $275.0 million was outstanding under the Term Loan B with an effective interest rate of 3.28%, $325.0 million was outstanding under the Term Loan C with an effective interest rate of 4.07%, $275.0 million was outstanding under the Term Loan D with an effective interest rate of 4.05% and $130.0 million was outstanding under the Term Loan E with an effective interest rate of 4.93%. As of December 31, 2023, we would have had the capacity to borrow remaining Revolver commitments of $562.6 million while remaining in compliance with the credit facility's financial covenants.

We have a 2028 Term Loan Facility that matures in December 2028 and is separate from the credit facility in an aggregate amount of $75.0 million. As of December 31, 2023, $75.0 million was outstanding under the 2028 Term Loan Facility with an effective interest rate of 4.62%. We have an expansion option under the 2028 Term Loan Facility, which, if exercised in full, would provide for total borrowings in an aggregate amount up to $125.0 million.

We have an April 2029 Term Loan Facility that matures in April 2029 and is separate from the credit facility and 2028 Term Loan Facility in an aggregate amount of $100.0 million. As of December 31, 2023 the entire amount was outstanding under the April 2029 Term Loan Facility with an effective interest rate of 4.27%.

We have a June 2029 Term Loan Facility that matures in June 2029 and is separate from the credit facility, 2028 Term Loan Facility, and April 2029 Term Loan Facility in an aggregate amount of $285.0 million. As of December 31, 2023, the June 2029 Term Loan Facility had an effective interest rate of 5.37%. We have an expansion option under the June 2029 Term Loan Facility, which, if exercised in full, would provide for total borrowings in an aggregate amount up to $300.0 million.

For a summary of our financial covenants and additional detail regarding our credit facility, 2028 Term Loan Facility, April 2029 Term Loan Facility and June 2029 Term Loan Facility, please see Note 8 to the consolidated financial statements in Item 8.

2029 and August 2031 Senior Unsecured Notes

On August 30, 2019, our operating partnership issued $100.0 million of 3.98% senior unsecured notes due August 30, 2029 and $50.0 million of 4.08% senior unsecured notes due August 30, 2031 in a private placement to certain institutional investors.

August 2030 and August 2032 Senior Unsecured Notes

On October 22, 2020, our operating partnership issued $150.0 million of 2.99% senior unsecured notes due August 5, 2030 and $100.0 million of 3.09% senior unsecured notes due August 5, 2032 in a private placement to certain institutional investors.

May 2026, May 2031 and May 2033 Senior Unsecured Notes

On May 26, 2021, our operating partnership issued $55.0 million of 3.10% senior unsecured notes due May 4, 2033. On July 26, 2021, our operating partnership issued $35.0 million of 2.16% senior unsecured notes due May 4, 2026 and $90.0 million of 3.00% senior unsecured notes due May 4, 2031.

November 2030, November 2031, November 2033 and 2036 Senior Unsecured Notes

On December 14, 2021, our operating partnership issued $75.0 million of 2.72% senior unsecured notes due November 30, 2030, $175.0 million of 2.81% senior unsecured notes due November 30, 2031 and $75.0 million of 3.06% senior unsecured notes due November 30, 2036. On January 28, 2022, our operating partnership issued $125.0 million of 2.96% senior unsecured notes due November 30, 2033.

November 2032 Senior Unsecured Notes

On September 28, 2022, the operating partnership issued $200.0 million of 5.06% senior unsecured notes due November 16, 2032.

July 2028 Senior Unsecured Notes

On April 27, 2023, our operating partnership issued $120.0 million of 5.61% senior unsecured notes due July 5, 2028 in a private placement to certain institutional investors. The July 2028 Notes have an effective interest rate of 5.75% after taking into account the effect of interest rate swaps.

October 2026, October 2028, October 2030 and October 2033 Senior Unsecured Notes

On October 5, 2023, our operating partnership issued $65.0 million of 6.46% senior unsecured notes due October 5, 2026, $100.0 million of 6.55% senior unsecured notes due October 5, 2028, $35.0 million of 6.66% senior unsecured notes due October 5, 2030 and $50.0 million of 6.73% senior unsecured notes due October 5, 2033 in a private placement to certain institutional investors.

Fixed Rate Mortgage Payable

On July 9, 2021, we entered into an agreement with a single lender for an $88.0 million debt financing secured by eight of our self storage properties. This interest-only loan matures in July 2028 and has a fixed interest rate of 2.77%.

Sources of Liquidity and Capital Resources

As of December 31, 2023, we had $65.0 million in cash and cash equivalents, compared to $35.3 million as of December 31, 2022. Our cash flows from operations result primarily from the ownership and management of self-storage facilities as described in Part I, Item 1, "Business".

Our material cash requirements from contractual and other obligations primarily relate to our debt obligations. Expected timing of those payments are as follows. The information in this section should be read in conjunction with Note 8 and other information included in the accompanying consolidated financial statements included in Item 8.

(dollars in thousands)	Next 12 Months		Beyond 12 Months		Total	
Senior Unsecured Notes [1]	$	—	$	1,600,000	$	1,600,000
Revolving line of credit [2]		—		381,000		381,000
Term loan facilities [2][3]		275,000		1,190,000		1,465,000
Fixed rate mortgage notes payable		19,908		202,849		222,757
Total	$	294,908	$	3,373,849	$	3,668,757

(1) We believe we have access to additional financing and refinancing, if needed.

(2) Under the credit facility, the Company has an expansion option which if exercised in full, would provide an additional $545 million of borrowing capacity.

(3) The Company has the ability to extend the $275 million term loan facility maturing in the next 12 months an additional six months to January 2025.

We anticipate our current cash balances, cash flows from operations and available sources of liquidity will be sufficient to fund operations and meet our short-term and long-term cash requirements, including our scheduled debt repayments, payments for contractual obligations, acquisitions, capital expenditures, working capital needs, dividends, and other prudent uses of our capital, as needed. However, we will continue to assess our liquidity needs. In the event of certain market conditions, we may require additional liquidity, which would require us to evaluate available alternatives and take appropriate actions.

Equity Transactions

Issuance of Preferred Shares

On March 16, 2023, the Company issued 5,668,128 Series B Preferred Shares for approximately $139.6 million, to shareholders of an affiliate of Personal Mini, in connection with the acquisition of a portfolio of 15 properties. As part of the acquisition transaction, the Company recorded a $26.1 million promissory note receivable from an affiliate of Personal Mini. Proceeds from the promissory note were used by the affiliate of Personal Mini to acquire $26.1 million of subordinated performance units. The promissory note bears interest at a rate equivalent to the dividends paid on 1,059,683 of the Series B Preferred Shares. As a result of these agreements, the $26.1 million promissory note receivable, interest income on the note receivable, $26.1 million of Series B Preferred Shares value, and dividends on such Series B Preferred Shares have been offset, resulting in a net amount presented as proceeds from the issuance of Series B Preferred Shares of $113.1 million.

Issuance and Repurchase of Common Shares

On July 11, 2022, we approved a share repurchase program authorizing, but not obligating, the repurchase of up to $400.0 million of the Company's common shares from time to time. On December 1, 2023, we approved a new share repurchase program authorizing, but not obligating, the repurchase of up to $275.0 million of the Company's common shares from time to time. During the year ended December 31, 2023, we repurchased 8,836,639 common shares for approximately $310.2 million.

During the year ended December 31, 2023, after receiving notices of redemption from certain OP unitholders, we elected to issue 1,275,854 common shares to such holders in exchange for 1,275,854 OP units in satisfaction of the operating partnership's redemption obligations.

Issuance of OP Equity

In connection with the 20 properties and annexes to existing properties acquired during the year ended December 31, 2023, we issued $67.3 million of OP equity (consisting of 1,160,370 subordinated performance units, 466,691 series A-1 preferred units, 18,895 OP units, and the vesting of 15,600 LTIP units previously issued).

As discussed in Note 3 to the consolidated financial statements in Item 8, during the year ended December 31, 2023, the Company also issued (i) 2,545,063 OP units upon the non-voluntary conversion of 926,623 subordinated performance units in connection with Move It's retirement, (ii) 481,811 OP units upon the voluntary conversion of 397,000 subordinated performance units and (iii) 128,487 OP units upon the conversion of an equivalent number of LTIP units.

During the year ended December 31, 2023, we issued 195,573 DownREIT OP units issued upon the voluntary conversion of 203,637 DownREIT subordinated performance units.

Dividends and Distributions

During the year ended December 31, 2023, the Company paid $190.9 million of distributions to common shareholders, $19.0 million of distributions to preferred shareholders and distributed $141.5 million to noncontrolling interests.

On February 15, 2024, our board of trustees declared a cash dividend and distribution, respectively, of $0.56 per common share and OP unit to shareholders and OP unitholders of record as of March 15, 2024. On February 15, 2024, our board of trustees also declared cash distributions of $0.375 per Series A Preferred Share, Series B Preferred Share and Series A-1 preferred unit to shareholders and unitholders of record as of March 15, 2024. In addition, we expect to declare a cash distribution in the first quarter of 2024 to our subordinated performance unitholders of record as of March 15, 2024. Such dividends and distributions are expected to be paid on March 29, 2024.

Cash Distributions from our Operating Partnership

Under the LP Agreement of our operating partnership, to the extent that we, as the general partner of our operating partnership, determine to make distributions to the partners of our operating partnership out of the operating cash flow or capital transaction proceeds generated by a real property portfolio managed by one of our PROs, the holders of the series of subordinated performance units that relate to such portfolio are entitled to share in such distributions. Under the LP Agreement of our operating partnership, operating cash flow with respect to a portfolio of properties managed by one of our PROs is generally an amount determined by us, as general partner of our operating partnership, equal to the excess of property revenues over property related expenses from that portfolio. In general, property revenue from the portfolio includes:

(i) all receipts, including rents and other operating revenues;

(ii) any incentive, financing, break-up and other fees paid to us by third parties;

(iii) amounts released from previously set aside reserves; and

(iv) any other amounts received by us, which we allocate to the particular portfolio of properties.

In general, property-related expenses include all direct expenses related to the operation of the properties in that portfolio, including real property taxes, insurance, property-level general and administrative expenses, employee costs, utilities, property marketing expense, property maintenance and property reserves and other expenses incurred at the property level. In addition, other expenses incurred by our operating partnership will also be allocated by us, as general partner, to the property portfolio and will be included in the property-related expenses of that portfolio. Examples of such other expenses include:

(i) corporate-level general and administrative expenses;

(ii) out-of-pocket costs, expenses and fees of our operating partnership, whether or not capitalized;

(iii) the costs and expenses of organizing and operating our operating partnership;

(iv) amounts paid or due in respect of any loan or other indebtedness of our operating partnership during such period;

(v) extraordinary expenses of our operating partnership not previously or otherwise deducted under item (ii) above;

(vi) any third-party costs and expenses associated with identifying, analyzing, and presenting a proposed property to us and/or our operating partnership; and

(vii) reserves to meet anticipated operating expenditures, debt service or other liabilities, as determined by us.

To the extent that we, as the general partner of our operating partnership, determine to make distributions to the partners of our operating partnership out of the operating cash flow of a real property portfolio managed by one of our PROs, operating cash flow from a property portfolio is required to be allocated to OP unitholders and to the holders of series of subordinated performance units that relate to such property portfolio as follows:

First, an amount is allocated to OP unitholders in order to provide OP unitholders (together with any prior allocations of capital transaction proceeds) with a cumulative preferred allocation on the unreturned capital contributions attributed to the OP units in respect of such property portfolio. The preferred allocation for all of our existing portfolios is 6%. As of December 31, 2023, our operating partnership had an aggregate of $2,774.5 million of unreturned capital contributions with respect to common shareholders and OP unitholders, with respect to the various property portfolios.

Second, an amount is allocated to the holders of the series of subordinated performance units relating to such property portfolio in order to provide such holders with an allocation (together with prior distributions of capital transaction proceeds) on their unreturned capital contributions. Although the subordinated allocation for the subordinated performance units is non-cumulative from period to period, if the operating cash flow from a property portfolio related to a series of subordinated performance units is sufficient, in the judgment of the general partner (with the approval of a majority of our independent trustees), to fund distributions to the holders of such series of subordinated performance units, but we, as the general partner of our operating partnership, decline to make distributions to such holders, the amount available but not paid as distributions will be added to the subordinated allocation corresponding to such series of subordinated performance units. The subordinated allocation for the outstanding subordinated performance units is 6%. As of December 31, 2023, an aggregate of $211.3 million of unreturned capital contributions has been allocated to the various series of subordinated performance units.

Thereafter, any additional operating cash flow is allocated to OP unitholders and the applicable series of subordinated performance units equally.

Following the allocation described above, we as the general partner of our operating partnership, will generally cause our operating partnership to distribute the amounts allocated to the relevant series of subordinated performance units to the holders of such series of subordinated performance units. We, as the general partner, may cause our operating partnership to distribute the amounts allocated to OP unitholders or may cause our operating partnership to retain such amounts to be used by our operating partnership for any purpose. Any operating cash flow that is attributable to amounts retained by our operating partnership pursuant to the preceding sentence will generally be available to be allocated as an additional capital contribution to the various property portfolios.

The foregoing description of the allocation of operating cash flow between the OP unitholders and subordinated performance unitholders is used for purposes of determining distributions to holders of subordinated performance units but does not necessarily represent the operating cash flow that will be distributed to OP unitholders (or paid as dividends to holders of our common shares). Any distribution of operating cash flow allocated to the OP unitholders will be made at our discretion (and paid as dividends to holders of our common shares at the discretion of our board of trustees).

Under the LP Agreement of our operating partnership, capital transactions are transactions that are outside the ordinary course of our operating partnership's business, involve the sale, exchange, other disposition, or refinancing of any property, and are designated as capital transactions by us, as the general partner. To the extent the general partner determines to distribute capital transaction proceeds, the proceeds from capital transactions involving a particular property portfolio are required to be allocated to OP unitholders and to the series of subordinated performance units that relate to such property portfolio as follows:

First, an amount determined by us, as the general partner, of such capital transaction proceeds is allocated to OP unitholders in order to provide OP unitholders (together with any prior allocations of operating cash flow) with a cumulative preferred allocation on the unreturned capital contributions attributed to the OP unitholders in respect of such property portfolio that relate to such capital transaction plus an additional amount equal to such unreturned capital contributions.

Second, an amount determined by us, as the general partner, is allocated to the holders of the series of subordinated performance units relating to such property portfolio in order to provide such holders with a non-cumulative subordinated allocation on the unreturned capital contributions made by such holders in respect of such property portfolio that relate to such capital transaction plus an additional amount equal to such unreturned capital contributions.

The preferred allocation and subordinated allocation with respect to capital transaction proceeds for each portfolio is equal to the preferred allocation and subordinated allocation for distributions of operating cash flow with respect to that portfolio.

Thereafter, any additional capital transaction proceeds are allocated to OP unitholders and the applicable series of subordinated performance units equally.

Following the allocation described above, we, as the general partner of our operating partnership, will generally cause our operating partnership to distribute the amounts allocated to the relevant series of subordinated performance units to the holders of such series of subordinated performance units. We, as general partner of our operating partnership, may cause our operating partnership to distribute the amounts allocated to the OP unitholders or may cause our operating partnership to retain such amounts to be used by our operating partnership for any purpose. Any capital transaction proceeds that are attributable to amounts retained by our operating partnership pursuant to the preceding sentence will generally be available to be allocated as an additional capital contribution to the various property portfolios.

The foregoing allocation of capital transaction proceeds between the OP unitholders and subordinated performance unitholders is used for purposes of determining distributions to holders of subordinated performance units but does not necessarily represent the capital transaction proceeds that will be distributed to OP unitholders (or paid as dividends to holders of our common shares). Any distribution of capital transaction proceeds allocated to the OP unitholders will be made at our discretion (and paid as dividends to holders of our common shares at the discretion of our board of trustees).

Our OP units are redeemable for cash or, at our option exchangeable on a one-for-one basis into common shares after an agreed period of time and certain other conditions. Our subordinated performance units are only convertible into OP units following a two year lock-out period and then (i) at the holder's election only upon the achievement of certain performance thresholds relating to the properties to which such subordinated performance units relate or (ii) at our election upon a retirement event of a PRO that holds such subordinated performance units or upon certain qualifying terminations.

Notwithstanding the two-year lock out period on conversions of subordinated performance units into OP units, if such subordinated performance units were convertible into OP units as of December 31, 2023, each subordinated performance unit would on average hypothetically convert into 1.55 OP units, or into an aggregate of approximately 18.8 million OP units. These amounts are based on historical financial information for the trailing twelve months ended December 31, 2023. The hypothetical conversion is calculated by dividing the average cash available for distribution, or CAD, per subordinated performance unit by 110% of the CAD per OP unit over the same period. We anticipate that as our CAD grows over time, the conversion ratio will also grow, including to levels that may exceed this amount. The actual number of OP units into which such subordinated performance units will become convertible may vary significantly and will depend upon the applicable conversion penalty and the actual CAD to the OP units and the actual CAD to the converted subordinated performance units in the one-year period ending prior to conversion. We have also granted registration rights to those persons who will be eligible to receive common shares issuable upon exchange of OP units issued in our formation transactions and certain contribution transactions.

Allocation of Capital Contributions

We, as the general partner of our operating partnership, in our discretion, have the right to increase or decrease, as appropriate, the amount of capital contributions allocated to our operating partnership in general and to each series of subordinated performance units to reflect capital expenditures made by our operating partnership in respect of each portfolio, the sale or refinancing of all or a portion of the properties comprising the portfolio, the distribution of capital transaction proceeds by our operating partnership, the retention by our operating partnership of cash for working capital purposes and other events impacting the amount of capital contributions allocated to the holders. In addition, to avoid conflicts of interests, any decision by us to increase or decrease allocations of capital contributions must also be approved by a majority of our independent trustees.

Segment

We manage our business as one reportable segment consisting of investments in self storage properties located in the United States. Although we operate in several markets, these operations have been aggregated into one reportable segment based on the similar economic characteristics among all markets.

Seasonality

The self storage business is subject to minor seasonal fluctuations. A greater portion of revenues and profits are realized from May through September. Historically, our highest level of occupancy has typically been in July, while our lowest level of occupancy has typically been in February. Results for any quarter may not be indicative of the results that may be achieved for the full fiscal year.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Our future income, cash flows, and fair values of financial instruments are dependent upon prevailing market interest rates. The primary market risk to which we believe we are exposed is interest rate risk. Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. We use interest rate swaps to moderate our exposure to interest rate risk by effectively converting the interest on variable rate debt to a fixed rate. We make limited use of other derivative financial instruments and we do not use them for trading or other speculative purposes. Further, we may reduce our debt subject to variable rates to decrease our exposure to interest rate risk.

As of December 31, 2023, we had $511.0 million of debt subject to variable interest rates (excluding variable-rate debt subject to interest rate swaps). If our reference rates (currently Daily Simple SOFR) were to increase or decrease by 100 basis points, the increase or decrease in interest expense on the variable-rate debt (excluding variable-rate debt subject to interest rate swaps) would decrease or increase future earnings and cash flows by approximately $5.1 million annually.

Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

Item 8. Financial Statements and Supplementary Data

The independent registered public accounting firm's reports, consolidated financial statements and schedule listed in the accompanying index are filed as part of this report and incorporated herein by this reference. See "Index to Financial Statements" on page F-1 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

A review and evaluation was performed by our management, including our Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K. Based on that review and evaluation, the CEO and CFO have concluded that our current disclosure controls and procedures, as designed and implemented, were effective.

Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in our periodic reports.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of trustees, audit committee, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and trustees; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework).

Based on this assessment, our management believes that, as of December 31, 2023, our internal control over financial reporting was effective based on those criteria.

The Company's independent registered public accounting firm has issued an attestation report on the Company's internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Plans

During the quarter ended December 31, 2023, no trustee or officer of the Company adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408(a) of Regulation S-K).

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information regarding our trustees, executive officers and certain other matters required by Item 401 of Regulation S-K is incorporated herein by reference to our definitive proxy statement relating to our annual meeting of shareholders (the "Proxy Statement"), to be filed with the SEC within 120 days after December 31, 2023.

The information regarding compliance with Section 16(a) of the Exchange Act required by Item 405 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

The information regarding our Code of Business Conduct and Ethics required by Item 406 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

The information regarding certain matters pertaining to our corporate governance required by Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

Item 11. Executive Compensation

The information regarding executive compensation and other compensation related matters required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The tables on equity compensation plan information and beneficial ownership of the Company required by Items 201(d) and 403 of Regulation S-K are incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information regarding transactions with related persons, promoters and certain control persons and trustee independence required by Items 404 and 407(a) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

Item 14. Principal Accounting Fees and Services

The information concerning principal accounting fees and services and the Audit Committee's pre-approval policies and procedures required by Item 14 is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.


PART IV


Item 15. Exhibits, Financial Statement Schedules

(a)(1) The financial statements listed in the Index to Financial Statements on Page F-1 of this report are filed as part of this report and incorporated herein by reference.

(a)(2) The financial statement schedule listed in the Index to Financial Statements on Page F-1 of this report is filed as part of this report and incorporated herein by reference.

(a)(3) The Exhibit Index is incorporated herein by reference.


INDEX TO EXHIBITS


Exhibit Number	Exhibit Description
3.1	Articles of Amendment and Restatement of National Storage Affiliates Trust (Exhibit 3.1 to the Quarterly Report on Form 10-Q, filed with the SEC on June 5, 2015, is incorporated herein by this reference)
3.2	Third Amended and Restated Bylaws of National Storage Affiliates Trust (Exhibit 3.1 to the Current Report on Form 8-K, filed with the SEC on November 9, 2023, is incorporated herein by this reference)
3.3	Articles Supplementary designating the Series A Preferred Shares of National Storage Affiliates Trust (Exhibit 3.3 to the Form 8-A filed with the SEC on October 10, 2017, is incorporated herein by this reference)
3.4	Articles Supplementary designating the Series A Preferred Shares of National Storage Affiliates Trust (Exhibit 3.4 to the Form S-3ASR, filed with the SEC on March 14, 2018, is incorporated herein by this reference)
3.5	Articles Supplementary designating the Series A Preferred Shares of National Storage Affiliates Trust (Exhibit 3.5 to the Quarterly Report on Form 10-Q, filed with the SEC on May 3, 2019, is incorporated herein by this reference)
3.6	Articles Supplementary designating the Series A Preferred Shares of National Storage Affiliates Trust (Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on May 19, 2021, is incorporated herein by this reference)
3.7	Articles Supplementary designating the Series B Preferred Shares of National Storage Affiliates Trust (Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on March 21, 2023, is incorporated
4.1	Specimen Common Share Certificate of National Storage Affiliates Trust (Exhibit 4.1 to the Registration Statement on Form S-11/A filed with the SEC on April 20, 2015, is incorporated herein by this reference)
4.2	Form of Specimen Certificate of Series A Preferred Shares of National Storage Affiliates Trust (Exhibit 4.1 to the Registration Statement on Form 8-A filed with the SEC on October 10, 2017, is incorporated herein by this reference)
4.3*	Description of Common Shares of Beneficial Interest, 6.000% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest and 6.000% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest
10.1	Third Amended and Restated Agreement of Limited Partnership of NSA OP, LP (Exhibit 3.3 to the Quarterly Report on Form 10-Q, filed with the SEC on June 5, 2015, is incorporated herein by this reference)

10.2 Amended and Restated Partnership Unit Designation of Series GN Class B OP Units of NSA OP, LP (Exhibit 3.4 to the Quarterly Report on Form 10-Q, filed with the SEC on June 5, 2015, is incorporated herein by this reference)

10.3 Third Amended and Restated Partnership Unit Designation of Series OV Class B OP Units of NSA OP, LP (Exhibit 3.6 to the Quarterly Report on Form 10-Q, filed with the SEC on June 5, 2015, is incorporated herein by this reference)

10.4 Partnership Unit Designation of Series SS Class B OP Units of NSA OP, LP (Exhibit 3.8 to the Quarterly Report on Form 10-Q, filed with the SEC on June 5, 2015, is incorporated herein by this reference)

10.5 Partnership Unit Designation of Series HA Class B OP Units of NSA OP, LP (Exhibit 10.1 to the Quarterly Report on Form 10-Q, filed with SEC on August 9, 2016, is incorporated herein by this reference)

10.6 First Amendment to Partnership Unit Designation of Series HA Class B OP Units of NSA OP, LP (Exhibit 10.8 to the Annual Report on Form 10-K, filed with SEC on February 28, 2017, is incorporated herein by this reference)

10.7 Partnership Unit Designation of Series PM Class B OP Units of NSA OP, LP (Exhibit 10.2 to the Quarterly Report on Form 10-Q, filed with the SEC on May 4, 2017, is incorporated herein by this reference)

10.8 Partnership Unit Designation of Series A-1 Preferred Units of NSA OP, LP dated as of January 5, 2018 (Exhibit 10.12 to the Annual Report on Form 10-K, filed with the SEC on February 27, 2018, is incorporated herein by this reference)

10.9 Partnership Unit Designation of Series SO Class B OP Units of NSA OP, LP (Exhibit 10.1 to the Quarterly Report on Form 10-Q, filed with the SEC on May 3, 2019, is incorporated herein by this reference)

10.10 Partnership Unit Designation of Series MO Class B OP Units of NSA OP, LP (Exhibit 10.2 to the Quarterly Report on Form 10-Q, filed with the SEC on May 3, 2019, is incorporated herein by this reference)

10.11 Partnership Unit Designation of Series BL Class B OP Units of NSA OP, LP (Exhibit 10.13 to the Annual Report on Form 10-K, filed with the SEC on February 25, 2021, is incorporated herein by this reference)

10.12 Partnership Unit Designation of Series B Preferred Units of NSA OP, LP dated as of March 15, 2023 (Exhibit 10.2 to the Annual Report on Form 10-Q, filed with the SEC on May 2, 2023, is incorporated herein by this reference)

10.13 Sixty-First Amendment to the Third Amended and Restated Agreement of Limited Partnership of NSA OP, LP (Exhibit 10.1 to the Form 8-K filed with the SEC on October 11, 2017, is incorporated herein by this reference)

10.14 Two Hundred Sixth Amendment To Third Amended and Restated Agreement of Limited Partnership Of NSA OP, LP and First Amendment To Partnership Unit Designation Of Series A-1 Cumulative Redeemable Preferred Units Of NSA OP, LP (Exhibit 10.14 to the Annual Report on Form 10-K, filed with the SEC on February 27, 2023, is incorporated herein by this reference)

10.15 Form of Second Amended and Restated DownREIT Partnership Agreement (including a schedule of existing DownREIT limited partnership agreements and limited liability company agreements) (Exhibit 10.7 to the Quarterly Report on Form 10-Q, filed with the SEC on November 10, 2015, is incorporated herein by this reference)

10.16 Third Amended and Restated Credit Agreement dated as of January 3, 2023 by and among NSA OP, LP, as Borrower, the lenders from time to time party hereto, and KeyBank National Association, as Administrative Agent, and joined in for certain purposes by certain Subsidiaries of the Borrower and National Storage Affiliates Trust, with Keybanc Capital Markets, Inc., and PNC Capital Markets LLC, as Co-Bookrunners and Co-Lead Arrangers, PNC Bank, National Association, as Syndication Agent, U.S. Bank National Association, JPMorgan Chase Bank, N.A., and Capital One, National Association as Co-Lead Arrangers and Co-Documentation Agent, BofA Securities, Inc., Truist Securities, Inc., Wells Fargo Securities, LLC, and Regions Securities, LLC as Co-Lead Arrangers, and Truist Bank, N.A., Wells Fargo Bank, N.A., Regions Bank, and Bank of America, N.A., as Co-Documentation Agents (Exhibit 10.16 to the Annual Report on Form 10-K, filed with the SEC on February 27, 2023, is incorporated herein by this reference)

10.17 National Storage Affiliates Trust Equity Incentive Plan (Exhibit 10.1 to the Quarterly Report on Form 10-Q, filed with the SEC on June 5, 2015, is incorporated herein by this reference)

10.18 NSA OP, LP, 2013 Long-Term Incentive Plan (Exhibit 10.2 to the Registration Statement on Form S-11/A, filed with SEC on April 1, 2015, is incorporated herein by this reference).

10.19 Amended and Restated Registration Rights Agreement, by and among National Storage Affiliates Trust and the parties listed on Schedule I thereto (Exhibit 10.2 to the Quarterly Report on Form 10-Q, filed with the SEC on June 5, 2015, is incorporated herein by reference)

10.20 Registration Rights Agreement, by and among National Storage Affiliates Trust and the parties listed on Schedule 1 thereto (Exhibit 10.2 to the Quarterly Report on Form 10-Q, filed with the SEC on May 4, 2018, is incorporated by this reference)

10.21 Amended and Restated Employment Agreement dated as of April 1, 2023 by and between National Storage Affiliates Trust and Arlen D. Nordhagen (Exhibit 10.3 to the Quarterly Report on Form 10-Q, filed with the SEC on May 2, 2023, is incorporated herein by this reference)

10.22 Amended and Restated Employment Agreement dated as of April 1, 2023 by and between National Storage Affiliates Trust and Tamara D. Fischer (Exhibit 10.4 to the Quarterly Report on Form 10-Q, filed with the SEC on May 2, 2023, is incorporated herein by this reference)

10.23 Amended and Restated Employment Agreement dated as of April 1, 2023 by and between National Storage Affiliates Trust and David Cramer (Exhibit 10.5 to the Quarterly Report on Form 10-Q, filed with the SEC on May 2, 2023, is incorporated herein by this reference)

10.24 Amended and Restated Employment Agreement dated as of April 1, 2023 by and between National Storage Affiliates Trust and Brandon S. Togashi (Exhibit 10.6 to the Quarterly Report on Form 10-Q, filed with the SEC on May 2, 2023, is incorporated herein by this reference)

10.25 Employment Agreement dated as of January 1, 2023 by and between National Storage Affiliates Trust and Tiffany S. Kenyon (Exhibit 10.7 to the Quarterly Report on Form 10-Q, filed with the SEC on May 2, 2023, is incorporated herein by this reference)

10.26 Employment Agreement dated as of April 1, 2023 by and between National Storage Affiliates Trust and Derek Bergeon (Exhibit 10.8 to the Quarterly Report on Form 10-Q, filed with the SEC on May 2, 2023, is incorporated herein by this reference)

10.27 Employment Agreement dated as of May 31, 2023 by and between National Storage Affiliates Trust and William S. Cowan, Jr. (Exhibit 10.1 to the Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2023, is incorporated herein by this reference)

10.28 Letter Agreement dated as of April 2, 2020, by and between National Storage Affiliates Trust and David Cramer. (Exhibit 10.7 to the Current Report on Form 8-K filed with the SEC on April 6, 2020, is incorporated herein by this reference)

10.29 Form of Amended and Restated Restricted Share Unit Award Agreement (Exhibit 10.17 to the Annual Report on Form 10-K, filed with the SEC on March 10, 2016, is incorporated herein by this reference)

10.30 Form of Amended and Restated Restricted Share Award Agreement (Exhibit 10.18 to the Annual Report on Form 10-K, filed with the SEC on March 10, 2016, is incorporated herein by this reference)

10.31 Form of LTIP Unit Award Agreement to Trustees under the NSA OP, LP, 2013 Long-Term Incentive Plan (Exhibit 10.5 to the Registration Statement on Form S-11/A, filed with the SEC on April 1, 2015, is incorporated herein by this reference)

10.32* Form of LTIP Unit Award Agreement for Executive Officers

10.33 Form of Purchase and Sale Agreement among each seller named therein, National Storage Affiliates Trust and NSA OP, LP (Exhibit 10.14 to the Registration Statement on Form S-11/A, filed with the SEC on April 1, 2015, is incorporated herein by this reference)

10.34 Form of Indemnification Agreement (Exhibit 10.7 to the Registration Statement on Form S-11/A, filed with the SEC on April 1, 2015, is incorporated herein by this reference)

10.35 Facilities Portfolio Management Agreement, dated April 28, 2015, by and among (i) NSA OP, LP, (ii) the property owners listed therein, (iii) Guardian Storage Centers, LLC, a California limited liability company d/b/a StorAmerica Management, and (iv) John Minar and David Lamb, each an individual (Exhibit 10.6 to the Quarterly Report on Form 10-Q, filed with the SEC on June 5, 2015, is incorporated herein by this reference)

10.36 Facilities Portfolio Management Agreement, dated April 28, 2015, by and among (i) NSA OP, LP, (ii) the property owners listed therein, (iv) Optivest Properties, LLC, a California limited liability company, and (iv) Warren Allen, an individual (Exhibit 10.8 to the Quarterly Report on Form 10-Q, filed with the SEC on June 5, 2015, is incorporated herein by this reference)

10.37	Sales Agreement dated February 27, 2019, by and among (i) National Storage Affiliates Trust, (ii) NSA OP, LP and (iii) the Agents listed therein (Exhibit 1.1 to the Form 8-K filed with the SEC on March 1, 2019, is incorporated herein by this reference)
10.38	Amendment No. 1 to the Sales Agreement (Exhibit 1.1 to the Current Report on Form 8-K filed with the SEC on May 19, 2021, is incorporated herein by this reference)
10.39*	Recovery Policy Relating to Erroneously Awarded Incentive Compensation
21.1*	List of subsidiaries of National Storage Affiliates Trust
23.1*	Consent of KPMG LLP for National Storage Affiliates Trust
24.1*	Power of Attorney (included on signature page)
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

National Storage Affiliates Trust

By: /s/ DAVID G. CRAMER
                        David G. Cramer
                        chief executive officer
                        (principal executive officer)

Date: February 28, 2024

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David G. Cramer and Brandon S. Togashi, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Form 10-K and any and all amendments thereto, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned and in the capacities and on the dates indicated.

Signature	Title	Date
National Storage Affiliates Trust		
/s/ DAVID G. CRAMER David G. Cramer	trustee, chief executive officer (principal executive officer)	February 28, 2024
/s/ BRANDON S. TOGASHI Brandon S. Togashi	chief financial officer (principal accounting and financial officer)	February 28, 2024
/s/ TAMARA D. FISCHER Tamara D. Fischer	executive chairperson of the board of trustees	February 28, 2024
/s/ ARLEN D. NORDHAGEN Arlen D. Nordhagen	vice chairperson of the board of trustees	February 28, 2024
/s/ LISA R. COHN Lisa R. Cohn	trustee	February 28, 2024
/s/ PAUL W. HYLBERT, JR. Paul W. Hylbert, Jr.	trustee	February 28, 2024
/s/ CHAD L. MEISINGER Chad L. Meisinger	trustee	February 28, 2024
/s/ STEVEN G. OSGOOD Steven G. Osgood	trustee	February 28, 2024
/s/ DOMINIC M. PALAZZO Dominic M. Palazzo	trustee	February 28, 2024
/s/ REBECCA L. STEINFORT Rebecca L. Steinfort	trustee	February 28, 2024
/s/ MARK VAN MOURICK Mark Van Mourick	trustee	February 28, 2024
/s/ CHARLES F. WU Charles F. Wu	trustee	February 28, 2024

NATIONAL STORAGE AFFILIATES TRUST

INDEX TO FINANCIAL STATEMENTS

	Page
Financial Statements:	
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2023 and 2022	F-5
Consolidated Statements of Operations for the Years Ended December 31, 2023, 2022 and 2021	F-6
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2023, 2022 and 2021	F-7
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2023, 2022 and 2021	F-8
Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021	F-11
Notes to the Consolidated Financial Statements	F-13
Financial Statement Schedule:	
Schedule III - Real Estate and Accumulated Depreciation	F-46

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees
National Storage Affiliates Trust:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of National Storage Affiliates Trust and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement Schedule III – Real Estate and Accumulated Depreciation (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Purchase price allocation for self storage property acquisitions

As discussed in Note 6 to the consolidated financial statements, during the year ended December 31, 2023, the Company acquired $229.5 million of self storage properties that were recorded as asset acquisitions. The purchase price in an asset acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based on their relative fair value. Assets acquired and liabilities assumed primarily comprise land, buildings and related improvements, customer in-place leases, furniture and equipment and assumed real estate leasehold interests.

We identified the evaluation of the estimated fair value of certain land and building assets acquired in certain property acquisitions as a critical audit matter. Specifically, subjective auditor judgment and the involvement of valuation professionals with specialized skills and knowledge was required to evaluate the assumptions used in the Company's determination of the estimated fair value, which included comparable land sales and estimated building replacement costs.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to estimate fair value, including controls related to developing estimated fair values of land and buildings. With the assistance of valuation professionals with specialized skills and knowledge, we evaluated the estimated fair value of:

- land by comparing to market data of comparable land sales.
- buildings by comparing the building replacement costs to market data, including appraisal guides used to estimate the depreciated value of similar self storage structures.

/s/ KPMG LLP

We have served as the Company's auditor since 2013.

Denver, Colorado
February 28, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees
National Storage Affiliates Trust:

Opinion on Internal Control Over Financial Reporting

We have audited National Storage Affiliates Trust and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement Schedule III – Real Estate and Accumulated Depreciation (collectively, the consolidated financial statements), and our report dated February 28, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Denver, Colorado
February 28, 2024

NATIONAL STORAGE AFFILIATES TRUST
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share amounts)

	December 31, 2023	December 31, 2022
ASSETS		
Real estate		
Self storage properties	$ 5,792,174	$ 6,391,572
Less accumulated depreciation	(874,359)	(772,661)
Self storage properties, net	4,917,815	5,618,911
Cash and cash equivalents	64,980	35,312
Restricted cash	22,713	6,887
Debt issuance costs, net	8,442	1,393
Investment in unconsolidated real estate ventures	211,361	227,441
Other assets, net	134,002	156,228
Assets held for sale, net	550,199	—
Operating lease right-of-use assets	22,299	23,835
Total assets	$ 5,931,811	$ 6,070,007
LIABILITIES AND EQUITY		
Liabilities		
Debt financing	$ 3,658,205	$ 3,551,179
Accounts payable and accrued liabilities	92,766	80,377
Interest rate swap liabilities	3,450	483
Operating lease liabilities	24,195	25,741
Deferred revenue	27,354	23,213
Total liabilities	3,805,970	3,680,993
Commitments and contingencies (Note 12)		
Equity		
Series A Preferred shares of beneficial interest, par value $0.01 per share. 50,000,000 authorized, 9,017,588 and 9,017,588 issued and outstanding at December 31, 2023 and 2022, at liquidation preference	225,439	225,439
Series B Preferred shares of beneficial interest, par value $0.01 per share. 7,000,000 authorized, 5,668,128 issued and outstanding at December 31, 2023 (Note 3)	115,212	—
Common shares of beneficial interest, par value $0.01 per share. 250,000,000 authorized, 82,285,995 and 89,842,145 shares issued and outstanding at December 31, 2023 and 2022, respectively	823	898
Additional paid-in capital	1,509,563	1,777,984
Distributions in excess of earnings	(449,907)	(396,650)
Accumulated other comprehensive income	21,058	40,530
Total shareholders' equity	1,422,188	1,648,201
Noncontrolling interests	703,653	740,813
Total equity	2,125,841	2,389,014
Total liabilities and equity	$ 5,931,811	$ 6,070,007

See notes to consolidated financial statements.

NATIONAL STORAGE AFFILIATES TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,		
	2023	**2022**	**2021**
REVENUE			
Rental revenue	$ 793,966	$ 748,814	$ 541,547
Other property-related revenue	29,686	25,131	19,750
Management fees and other revenue	34,411	27,624	24,374
Total revenue	858,063	801,569	585,671
OPERATING EXPENSES			
Property operating expenses	228,986	211,025	155,265
General and administrative expenses	59,281	59,311	51,001
Depreciation and amortization	221,993	233,158	158,312
Other	11,108	8,537	2,853
Total operating expenses	521,368	512,031	367,431
OTHER (EXPENSE) INCOME			
Interest expense	(166,147)	(110,599)	(72,062)
Loss on early extinguishment of debt	(758)	—	—
Equity in earnings of unconsolidated real estate ventures	7,553	7,745	5,294
Acquisition costs	(1,659)	(2,745)	(1,941)
Non-operating expense	(1,016)	(951)	(906)
Gain on sale of self storage properties	63,910	5,466	—
Other expense	(98,117)	(101,084)	(69,615)
Income before income taxes	238,578	188,454	148,625
Income tax expense	(1,590)	(4,689)	(1,690)
Net income	236,988	183,765	146,935
Net income attributable to noncontrolling interests	(80,319)	(80,028)	(41,682)
Net income attributable to National Storage Affiliates Trust	156,669	103,737	105,253
Distributions to preferred shareholders	(19,019)	(13,425)	(13,104)
Net income attributable to common shareholders	$ 137,650	$ 90,312	$ 92,149
Earnings per share - basic	$ 1.58	$ 0.99	$ 1.13
Earnings per share - diluted	$ 1.48	$ 0.99	$ 0.98
Weighted average shares outstanding - basic	86,846	91,239	81,195
Weighted average shares outstanding - diluted	146,023	91,239	134,538

See notes to consolidated financial statements.

NATIONAL STORAGE AFFILIATES TRUST
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(dollars in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income	$ 236,988	$ 183,765	$ 146,935
Other comprehensive income (loss)			
Unrealized gain on derivative contracts	10,893	82,418	23,558
Realized loss on derivative contracts	(1,643)	—	—
Reclassification of other comprehensive (income) loss to interest expense	(35,605)	2,315	20,578
Other comprehensive (loss) income	(26,355)	84,733	44,136
Comprehensive income	210,633	268,498	191,071
Comprehensive income attributable to noncontrolling interests	(71,649)	(104,826)	(54,940)
Comprehensive income attributable to National Storage Affiliates Trust	$ 138,984	$ 163,672	$ 136,131

See notes to consolidated financial statements.

NATIONAL STORAGE AFFILIATES TRUST
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(dollars in thousands, except share amounts)

	Preferred Shares		Common Shares		Additional Paid-in Capital	Distributions in Excess of Earnings	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interests	Total Equity
	Number	Amount	Number	Amount					
Balances, December 31, 2020	8,732,719	$218,318	71,293,117	$ 713	$1,050,714	$ (251,704)	$ (49,084)	$ 461,518	$1,430,475
OP equity issued for property acquisitions:									
OP units, subordinated performance units and Series A-1 preferred units, net of offering costs	—	—	—	—	—	—	—	195,099	195,099
Redemptions of Series A-1 preferred units	4,000	100	—	—	—	—	—	(100)	—
Redemptions of OP units	—	—	700,326	7	10,283	—	(316)	(9,974)	—
Issuance of common shares, net of offering costs	—	—	19,196,216	192	900,788	—	—	—	900,980
Contributions from noncontrolling interests	—	—	—	—	—	—	—	103	103
Effect of changes in ownership for consolidated entities	—	—	—	—	(95,238)	—	(1,089)	96,327	—
Issuance of OP units	—	—	—	—	—	—	—	6,661	6,661
Equity-based compensation expense	—	—	—	—	380	—	—	5,082	5,462
Issuance of restricted common shares	—	—	29,248	—	—	—	—	—	—
Vesting and forfeitures of restricted common shares, net	—	—	(19,978)	—	(154)	—	—	—	(154)
Preferred share dividends	—	—	—	—	—	(13,104)	—	—	(13,104)
Common share dividends	—	—	—	—	—	(131,708)	—	—	(131,708)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(102,430)	(102,430)
Other comprehensive income	—	—	—	—	—	—	30,878	13,258	44,136
Net income	—	—	—	—	—	105,253	—	41,682	146,935
Balances, December 31, 2021	8,736,719	$218,418	91,198,929	$ 912	$1,866,773	$ (291,263)	$ (19,611)	$ 707,226	$2,482,455
OP equity issued for property acquisitions:									
Internalization of PRO, net of offering costs	—	—	—	—	—	—	—	3,217	3,217

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(dollars in thousands, except share amounts)

	Preferred Shares		Common Shares		Additional Paid-in Capital	Distributions in Excess of Earnings	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interests	Total Equity
	Number	Amount	Number	Amount					
OP units, subordinated performance units and Series A-1 preferred units, net of offering costs	—	—	—	—	—	—	—	68,899	68,899
Redemptions of Series A-1 preferred units	280,869	7,021	—	—	—	—	—	(7,021)	—
Redemptions of OP units	—	—	627,896	6	11,026	—	33	(11,065)	—
Repurchase of common shares	—	—	(1,986,175)	(20)	(90,089)	—	—	—	(90,109)
Effect of changes in ownership for consolidated entities	—	—	—	—	(9,975)	—	173	9,802	—
Equity-based compensation expense	—	—	—	—	410	—	—	5,848	6,258
Issuance of restricted common shares	—	—	10,405	—	—	—	—	—	—
Vesting and forfeitures of restricted common shares, net	—	—	(8,910)	—	(161)	—	—	—	(161)
Preferred share dividends	—	—	—	—	—	(13,425)	—	—	(13,425)
Common share dividends	—	—	—	—	—	(195,699)	—	—	(195,699)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(140,919)	(140,919)
Other comprehensive income	—	—	—	—	—	—	59,935	24,798	84,733
Net income	—	—	—	—	—	103,737	—	80,028	183,765
Balances, December 31, 2022	9,017,588	$225,439	89,842,145	$ 898	$ 1,777,984	$ (396,650)	$ 40,530	$ 740,813	$ 2,389,014
Issuance of preferred shares	5,668,128	115,212	—	—	(2,083)	—	—	—	113,129
OP equity issued for property acquisitions:									
OP units, LTIP units, subordinated performance units and Series A-1 preferred units, net of offering costs	—	—	—	—	—	—	—	67,266	67,266
Issuance of Series A-1 preferred units	—	—	—	—	—	—	—	750	750
Redemptions of OP Units	—	—	1,275,854	13	19,240	—	514	(19,767)	—
Repurchase of common shares	—	—	(8,836,639)	(88)	(310,064)	—	—	—	(310,152)

See notes to consolidated financial statements.

NATIONAL STORAGE AFFILIATES TRUST
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
(dollars in thousands, except share amounts)

	Preferred Shares		Common Shares		Additional Paid-in	Distributions in Excess of	Accumulated Other Comprehensive	Noncontrolling	Total
	Number	Amount	Number	Amount	Capital	Earnings	(Loss) Income	Interests	Equity
Effect of changes in ownership for consolidated entities	—	—	—	—	24,373	—	(2,301)	(22,072)	—
Equity-based compensation expense	—	—	—	—	419	—	—	6,260	6,679
Issuance of restricted common shares	—	—	12,856	—	—	—	—	—	—
Vesting and forfeitures of restricted common shares, net	—	—	(8,221)	—	(306)	—	—	—	(306)
Preferred share dividends	—	—	—	—	—	(19,019)	—	—	(19,019)
Common share dividends	—	—	—	—	—	(190,907)	—	—	(190,907)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(141,246)	(141,246)
Other comprehensive loss	—	—	—	—	—	—	(17,685)	(8,670)	(26,355)
Net income	—	—	—	—	—	156,669	—	80,319	236,988
Balances, December 31, 2023	14,685,716	$ 340,651	82,285,995	$ 823	$ 1,509,563	$ (449,907)	$ 21,058	$ 703,653	$ 2,125,841

See notes to consolidated financial statements.

NATIONAL STORAGE AFFILIATES TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
OPERATING ACTIVITIES			
Net income	$ 236,988	$ 183,765	$ 146,935
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	221,993	233,158	158,312
Amortization of debt issuance costs	6,535	4,423	3,438
Amortization of debt discount and premium, net	(561)	(698)	(708)
Gain on sale of self storage properties	(63,910)	(5,466)	—
Other	969	992	—
Equity-based compensation expense	6,679	6,258	5,462
Equity in (earnings) of unconsolidated real estate ventures	(7,553)	(7,745)	(5,294)
Distributions from unconsolidated real estate ventures	23,635	23,535	19,640
Change in assets and liabilities, net of effects of self storage property acquisitions:			
Other assets	1,226	(10,206)	(3,159)
Accounts payable and accrued liabilities	12,228	16,519	8,404
Deferred revenue	3,347	(688)	(1,681)
Net Cash Provided by Operating Activities	441,576	443,847	331,349
INVESTING ACTIVITIES			
Acquisition of self storage properties	(48,725)	(496,358)	(1,966,382)
Capital expenditures	(34,230)	(42,798)	(27,577)
Investments in and advances to unconsolidated real estate ventures	—	(55,044)	—
Deposits and advances for self storage property and other acquisitions	—	—	(800)
Expenditures for corporate furniture, equipment and other	(1,318)	(928)	(426)
Acquisition of management company assets and interest in reinsurance company from PRO retirement	(16,924)	—	(2,865)
Net proceeds from sale of self storage properties	262,302	10,963	—
Net Cash Provided by (Used In) Investing Activities	161,105	(584,165)	(1,998,050)
FINANCING ACTIVITIES			
Proceeds from issuance of common shares	—	—	900,980
Borrowings under debt financings	1,318,815	1,572,000	2,348,500
Receipts for OP unit subscriptions	—	—	103
Repurchase of common shares	(310,152)	(90,109)	—
Principal payments under debt financings	(1,210,630)	(960,372)	(1,322,169)
Payment of dividends to common shareholders	(190,907)	(195,699)	(131,708)
Payment of dividends to preferred shareholders	(19,019)	(13,425)	(13,104)
Distributions to noncontrolling interests	(141,474)	(141,000)	(102,231)
Debt issuance costs	(3,820)	(15,981)	(5,280)
Equity offering costs	—	(772)	(2,216)
Net Cash (Used in) Provided by Financing Activities	(557,187)	154,642	1,672,875
Increase in Cash, Cash Equivalents and Restricted Cash	45,494	14,324	6,174

See notes to consolidated financial statements.

NATIONAL STORAGE AFFILIATES TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(dollars in thousands)

	Year Ended December 31,		
	2023	2022	2021
CASH, CASH EQUIVALENTS AND RESTRICTED CASH			
Beginning of year	42,199	27,875	21,701
End of year	$ 87,693	$ 42,199	$ 27,875
Supplemental Cash Flow Information			
Cash paid for interest	$ 143,622	$ 99,433	$ 66,918
Supplemental Disclosure of Non-Cash Investing and Financing Activities			
Consideration exchanged in property acquisitions:			
Issuance of Series A-1 preferred units, OP units, LTIP units, and subordinated performance units	$ 67,266	$ 72,116	$ 195,101
Issuance of Series B preferred shares	113,129	—	—
Deposits on acquisitions applied to purchase price	—	800	1,087
Other net liabilities assumed	185	2,890	14,232
Change in accrued capital spending	1,260	57	(1,846)

See notes to consolidated financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

National Storage Affiliates Trust was organized in the state of Maryland on May 16, 2013 and is a fully integrated, self-administered and self-managed real estate investment trust focused on the self storage sector. As used herein, "NSA," the "Company," "we," "our," and "us" refers to National Storage Affiliates Trust and its consolidated subsidiaries, except where the context indicates otherwise. The Company has elected and believes that it has qualified to be taxed as a real estate investment trust for U.S. federal income tax purposes ("REIT") commencing with its taxable year ended December 31, 2015.

Through its controlling interest as the sole general partner of NSA OP, LP (its "operating partnership"), a Delaware limited partnership formed on February 13, 2013, the Company is focused on the ownership, operation, and acquisition of self storage properties predominantly located within the top 100 MSAs in the United States. Pursuant to the Agreement of Limited Partnership (as amended, the "LP Agreement") of its operating partnership, the Company's operating partnership is authorized to issue preferred units, Class A Units ("OP units"), different series of Class B Units ("subordinated performance units"), and Long-Term Incentive Plan Units ("LTIP units"). The Company also owns certain of its self storage properties through other consolidated limited partnership subsidiaries of its operating partnership, which the Company refers to as "DownREIT partnerships." The DownREIT partnerships issue equity ownership interests that are intended to be economically equivalent to the Company's OP units ("DownREIT OP units") and subordinated performance units ("DownREIT subordinated performance units").

The Company owned 809 consolidated self storage properties in 38 states and Puerto Rico with approximately 51.9 million rentable square feet in approximately 407,000 storage units as of December 31, 2023, which excludes self storage properties classified as held for sale consisting of (i) 39 self storage properties located in eight states, comprising approximately 2.4 million rentable square feet, configured in approximately 18,000 storage units to be sold to a third party in 2024 and (ii) 56 self storage properties located in seven states, comprising approximately 3.2 million rentable square feet, configured in approximately 24,000 storage units that were contributed to the 2024 Joint Venture in 2024. These properties are managed with local operational focus and expertise by the Company and its participating regional operators ("PROs"). As of December 31, 2023, these PROs are Optivest Properties LLC and its controlled affiliates ("Optivest"), Guardian Storage Centers LLC and its controlled affiliates ("Guardian"), Southern Storage Management Systems, Inc. d/b/a Southern Self Storage ("Southern"), Blue Sky Self Storage LLC, a strategic partnership between Argus Professional Storage Management and Uplift Development Group (formerly known as GYS Development LLC) ("Blue Sky"), affiliates of Investment Real Estate Management, LLC d/b/a Moove In Self Storage ("Moove In"), Hide-Away Storage Services, Inc. and its controlled affiliates ("Hide-Away"), Arizona Mini Storage Management Company d/b/a Storage Solutions and its controlled affiliates ("Storage Solutions"), and an affiliate of Shader Brothers Corporation d/b/a Personal Mini Storage ("Personal Mini").

Effective January 1, 2022, Northwest retired as one of the Company's PROs. As a result of the retirement, on January 1, 2022, management of our properties in the Northwest managed portfolio was transferred to the Company and the Northwest brand name and related intellectual property was internalized by the Company, and the Company discontinued payment of any supervisory and administrative fees or reimbursements to Northwest.

Effective January 1, 2023, one of our PROs, Move It Self Storage and its controlled affiliates, retired as one of the Company's PROs. As a result of the retirement, on January 1, 2023, management of our properties in the Move It managed portfolio was transferred to the Company and the Move It brand name and related intellectual property was internalized by the Company, and the Company discontinued payment of any supervisory and administrative fees or reimbursements to Move It.

As of December 31, 2023, the Company also managed through its property management platform an additional portfolio of 185 properties owned by the Company's unconsolidated real estate ventures. These properties contain approximately 13.5 million rentable square feet, configured in approximately 111,000 storage units and located across 21 states. The Company owns a 25% equity interest in each of its unconsolidated real estate ventures.

As of December 31, 2023, in total, the Company operated and held ownership interests in 1,050 self storage properties located across 42 states and Puerto Rico with approximately 68.6 million rentable square feet in approximately 542,000 storage units, excluding 39 self storage properties classified as held for sale located in eight states, comprising approximately 2.4 million rentable square feet, configured in approximately 18,000 storage units to be sold to a third party in 2024.

Information with respect to the square feet and number of storage units in each of the notes is unaudited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

Principles of Consolidation

The Company's consolidated financial statements include the accounts of its operating partnership and its controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation of entities.

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity ("VIE"), and if the Company is deemed to be the primary beneficiary, in accordance with authoritative guidance issued on the consolidation of VIEs. When an entity is not deemed to be a VIE, the Company considers the provisions of additional guidance to determine whether the general partner controls a limited partnership or similar entity when the limited partners have certain rights. The Company consolidates all entities that are VIEs and of which the Company is deemed to be the primary beneficiary. The Company has determined that its operating partnership is a VIE. The sole significant asset of National Storage Affiliates Trust is its investment in its operating partnership, and consequently, substantially all of the Company's assets and liabilities represent those assets and liabilities of its operating partnership.

As of December 31, 2023, the Company's operating partnership was the primary beneficiary of, and therefore consolidated, 22 DownREIT partnerships that are considered VIEs, which owned 49 self storage properties. The net book value of the real estate owned by these VIEs was $418.9 million and $412.9 million as of December 31, 2023 and December 31, 2022, respectively. For certain DownREIT partnerships which are subject to fixed rate mortgages payable, the carrying value of such fixed rate mortgages payable held by these VIEs was $188.7 million and $188.7 million as of December 31, 2023 and December 31, 2022, respectively. The creditors of the consolidated VIEs do not have recourse to the Company's general credit.

Noncontrolling Interests

All of the limited partner equity interests ("OP equity") in its operating partnership not held by the Company are reflected as noncontrolling interests. Noncontrolling interests also include ownership interests in DownREIT partnerships held by entities other than the Company's operating partnership. In the consolidated statements of operations, the Company allocates net income (loss) attributable to noncontrolling interests to arrive at net income (loss) attributable to National Storage Affiliates Trust.

For transactions that result in changes to the Company's ownership interest in its operating partnership, the carrying amount of noncontrolling interests is adjusted to reflect such changes. The difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interests is adjusted is reflected as an adjustment to additional paid-in capital on the consolidated balance sheets.

Self Storage Properties

Self storage properties are carried at historical cost less accumulated depreciation and any impairment losses. Major replacements and betterments, which improve or extend the life of an asset, are capitalized. Expenditures for ordinary repairs and maintenance are expensed as incurred and are included in property operating expenses. Estimated depreciable lives of self storage properties are determined by considering the age and other indicators about the condition of the assets at the respective dates of acquisition, resulting in a range of estimated useful lives for assets within each category. All self storage property assets are depreciated using the straight-line method. Buildings and improvements are depreciated over estimated useful lives primarily between seven and 40 years; furniture and equipment are depreciated over estimated useful lives primarily between three and 10 years.

When a self storage property is acquired, the purchase price of the acquired self storage property is allocated to land, buildings and improvements, furniture and equipment, customer in-place leases, assumed real estate leasehold interests, and other assets acquired and liabilities assumed, based on the estimated fair value of each component. When a portfolio of self storage properties is acquired, the purchase price is allocated to the individual self storage properties based on the fair value determined using an income approach with appropriate risk-adjusted capitalization rates, which take into account the relative size, age and location of the individual self storage properties.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents. From time to time, the Company maintains cash balances in financial institutions in excess of federally insured limits. The Company has never experienced a loss that resulted from exceeding federally insured limits.

Restricted Cash

The Company's restricted cash consists of escrowed funds deposited with financial institutions resulting from property sales for which we elected to purchase replacement property in accordance with Section 1031 of the Code, for real estate taxes, insurance and other reserves for capital improvements in accordance with the Company's loan agreements.

Customer In-place Leases

In allocating the purchase price for a self storage property acquisition, the Company determines whether the acquisition includes intangible assets. The Company allocates a portion of the purchase price to an intangible asset attributed to the value of customer in-place leases. This intangible asset is amortized to expense using the straight-line method over 12 months, the estimated average rental period for the leases. Substantially all of the leases in place at acquired properties are at market rates, as the leases are month-to-month contracts.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment when events and circumstances indicate that there may be impairment. When events or changes in circumstances indicate that the Company's long-lived assets may not be recoverable, the carrying value of these long-lived assets is compared to the undiscounted future net operating cash flows, plus a terminal value attributable to the assets. If an asset's carrying value is not considered recoverable, an impairment loss is recorded to the extent the net carrying value of the asset exceeds the fair value. For the periods presented, no assets were determined to be impaired under this policy.

Long Lived Assets Held for Sale

The Company considers long-lived assets to be "held for sale" upon satisfaction of the following criteria: (a) management commits to a plan to sell an asset (or group of assets), (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (d) the sale of the asset is probable and transfer of the asset is expected to be completed within one year, (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Typically these criteria are all met when the relevant asset is under contract, significant non-refundable deposits have been made by the potential buyer, the assets are immediately available for transfer, and there are no contingencies related to the sale that may prevent the transaction from closing. However, each potential transaction is evaluated based on its separate facts and circumstances. Assets classified as held for sale are reported at the lesser of carrying value or fair value less estimated costs to sell and are not depreciated. As of December 31, 2023, the Company had $550.2 million of self storage properties classified as held for sale, consisting of 39 self storage properties to be sold to a third party in 2024 and 56 self storage properties that were contributed to the 2024 Joint Venture in February 2024. The Company measured the self storage properties' fair value based on the contracted sale price and determined there was no impairment of these properties. There were no self storage properties held for sale as of December 31, 2022.

Costs of Raising Capital

Commissions, legal fees and other costs that are directly associated with equity offerings are capitalized as deferred offering costs, pending a determination of the success of the offering. Deferred offering costs related to successful offerings are charged to additional paid-in capital within equity in the period it is determined that the offering was successful.

Debt issuance costs are amortized over the estimated life of the related debt using the straight-line method, which approximates the effective interest rate method. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated statements of operations.

Revenue Recognition

Rental revenue

Rental revenue consists of space rentals and related fees. Management has determined that all of the Company's leases are operating leases. Substantially all leases may be terminated on a month-to-month basis and rental income is recognized ratably over the lease term using the straight-line method. Rents received in advance are deferred and recognized on a straight-line basis over the related lease term associated with the prepayment. Promotional discounts and other incentives are recognized as a reduction to rental income over the applicable lease term.

Other property-related revenue

Other property-related revenue primarily consists of ancillary revenues such as tenant insurance and/or tenant warranty protection-related access fees and sales of storage supplies which are recognized in the period earned.

The Company and certain of the Company's PROs have tenant insurance- and/or tenant warranty protection plan-related arrangements with insurance companies and the Company's tenants. During the years ended December 31, 2023, 2022 and 2021, the Company recognized $24.1 million, $19.8 million and $15.0 million, respectively, of tenant insurance and tenant warranty protection plan revenues.

The Company sells boxes, packing supplies, locks and other retail merchandise at its properties. During the years ended December 31, 2023, 2022 and 2021, the Company recognized retail sales of $2.3 million, $2.6 million and $2.3 million, respectively.

Management fees and other revenue

Management fees and other revenue consist of property management fees, platform fees, call center fees, acquisition fees, and a portion of tenant warranty protection or tenant insurance proceeds that the Company earns for managing and operating its unconsolidated real estate ventures.

With respect to both the 2018 Joint Venture and the 2016 Joint Venture, the Company provides supervisory and administrative property management services, centralized call center services, and technology platform and revenue management services to the properties in the unconsolidated real estate ventures. The property management fees are equal to 6% of monthly gross revenues and net sales revenues from the assets of the unconsolidated real estate ventures, and the platform fees are equal to $1,250 per month per unconsolidated real estate venture property. With respect to the 2016 Joint Venture only, the call center fees are equal to 1% of each of monthly gross revenues and net sales revenues from the 2016 Joint Venture properties. During the years ended December 31, 2023, 2022 and 2021, the Company recognized property management fees, call center fees and platform fees of $16.8 million, $16.5 million and $14.8 million, respectively.

The Company also earns acquisition fees for properties acquired by the unconsolidated real estate ventures subsequent to the Initial 2016 JV Portfolio and the Initial 2018 JV Portfolio. These fees are based on a percentage of the gross capitalization of the acquired assets determined by the members of the 2016 Joint Venture and the 2018 Joint Venture, and are generally earned when the unconsolidated real estate ventures obtain title and control of an acquired property. During the years ended December 31, 2023, 2022 and 2021, the Company recognized acquisition fees of $0, $1.2 million and $0.8 million, respectively.

The Company provides or makes available tenant insurance or tenant warranty protection programs for tenants at its properties. For certain of the properties in the Company's consolidated portfolio and unconsolidated real estate ventures, the Company provides such tenant insurance through the Company's wholly-owned captive insurance company and a separate reinsurance company in which the Company has a partial ownership interest. With respect to properties in both of the Company's unconsolidated real estate ventures, the Company receives 50% of all proceeds from tenant insurance and tenant warranty protection programs at each unconsolidated real estate venture property in exchange for facilitating the programs at those properties. During the years ended December 31, 2023, 2022 and 2021, the Company recognized $17.2 million, $9.5 million and $7.3 million, respectively, of revenue related to these activities.

Advertising Costs

The Company incurs advertising costs primarily attributable to internet, directory and other advertising. Advertising costs are included in property operating expenses in the accompanying consolidated statements of operations. These costs are expensed in the period in which the cost is incurred. The Company incurred advertising costs of $15.3 million, $10.0 million and $6.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Acquisition Costs

The Company incurs title, legal and consulting fees, and other costs associated with the completion of acquisitions. The Company's self storage property acquisitions are accounted for as asset acquisitions, and accordingly, acquisition costs directly related to the self storage property acquisitions were capitalized as part of the basis of the acquired properties. Indirect acquisition costs remain included in acquisition costs in the accompanying consolidated statements of operations in the period in which they were incurred.

Income Taxes

The Company has elected and believes it has qualified to be taxed as a REIT under sections 856 through 860 of the U.S. Internal Revenue Code (the "Code") commencing with the taxable year ended December 31, 2015. To qualify as a REIT, among other things, the Company is required to distribute at least 90% of its REIT taxable income to its shareholders and meet certain tests regarding the nature of its income and assets. As a REIT, the Company is not subject to federal income tax on the earnings distributed currently to its shareholders that it derives from its REIT qualifying activities. If the Company fails to qualify as a REIT in any taxable year, and is unable to avail itself of certain provisions set forth in the Code, all of the Company's taxable income would be subject to federal and state income taxes at regular corporate rates.

The Company will not be required to make distributions with respect to income derived from the activities conducted through subsidiaries that the Company elects to treat as taxable REIT subsidiaries ("TRS") for federal income tax purposes. Certain activities that the Company undertakes must be conducted by a TRS, such as performing non-customary services for its customers, facilitating sales by PROs of tenant insurance and holding assets that the Company is not permitted to hold directly. A TRS is subject to federal and state income taxes.

On June 25, 2014, the Company formed NSA TRS, LLC ("NSA TRS"), a Delaware limited liability company. The Company has elected to treat NSA TRS as a TRS, and consequently, NSA TRS is subject to U.S. federal and state corporate income taxes. Deferred tax assets and liabilities are recognized to the extent of any differences between the financial reporting and tax bases of assets and liabilities. No material deferred tax assets and liabilities were recorded as of December 31, 2023 and 2022.

The Company did not have any unrecognized tax benefits related to uncertain tax positions as of December 31, 2023 and 2022. Future amounts of accrued interest and penalties, if any, related to uncertain tax positions will be recorded as a component of income tax expense. The Company does not expect that the amount of unrecognized tax benefits will change significantly in the next 12 months.

The Company's material taxing jurisdiction is the U.S. federal jurisdiction; the 2020 tax year is the earliest period that remains open to examination by these taxing jurisdictions.

Earnings per Share

Basic earnings per share is calculated based on the weighted average number of the Company's common shares of beneficial interest, $0.01 par value per share ("common shares"), outstanding during the period. Diluted earnings per share is calculated by further adjusting for the dilutive impact using the treasury stock method for any share options and unvested share equivalents outstanding during the period and the if-converted method for any convertible securities outstanding during the period.

As more fully described below under "–*Allocation of Net Income (Loss)"*, the Company allocates GAAP income (loss) utilizing the hypothetical liquidation at book value ("HLBV") method, which could result in net income (or net loss) attributable to National Storage Affiliates Trust during a period when the Company reports consolidated net loss (or net income), or net income (or net loss) attributable to National Storage Affiliates Trust in excess of the Company's consolidated net income (or net loss). The computations of basic and diluted earnings (loss) per share may be materially affected by these disproportionate income (loss) allocations, resulting in volatile fluctuations of basic and diluted earnings (loss) per share.

Equity-Based Awards

The measurement and recognition of compensation cost for all equity-based awards granted to officers, trustees, employees and consultants is based on estimated fair values. Compensation cost is recognized on a straight-line basis over the requisite service periods of each award with non-graded vesting. For awards granted which contain a graded vesting schedule and the only condition for vesting is a service condition, compensation cost is recognized as an expense on a straight-line basis over the requisite service period as if the award was, in substance, a single award. For awards granted for which vesting is subject to a performance condition, compensation cost is recognized over the requisite service period if and when the Company concludes it is probable that the performance condition will be achieved.

The estimated fair value of all equity-based awards issued to PROs and their affiliates in connection with self storage property acquisitions is included in the cost of the respective acquisitions. The estimated fair value of such awards is measured at the date the self storage properties are acquired, as this date represents satisfaction of the performance condition and coincides with the award vesting.

Derivative Financial Instruments

The Company carries all derivative financial instruments on the consolidated balance sheet at fair value. Fair value of derivatives is determined by reference to observable prices that are based on inputs not quoted on active markets, but corroborated by market data. The accounting for changes in the fair value of a derivative instrument depends on whether the derivative has been designated and qualifies as part of a hedging relationship. The Company's use of derivative instruments has been limited to interest rate swap and cap agreements. The fair values of derivative instruments are included in other assets and interest rate swap liabilities in the accompanying consolidated balance sheets. For derivative instruments not designated as cash flow hedges, the unrealized gains and losses are included in interest expense in the accompanying consolidated statements of operations. For derivatives designated as cash flow hedges, the effective portion of the changes in the fair value of the derivatives is initially reported in accumulated other comprehensive income (loss) in the Company's consolidated balance sheets and subsequently reclassified into earnings when the hedged transaction affects earnings.

The valuation of interest rate swap and cap agreements is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate forward curves. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

Fair Value Measurements

When measuring fair value of financial instruments that are required to be recorded or disclosed at fair value, the Company uses a three-tier measurement hierarchy which prioritizes the inputs used to calculate fair value. These tiers include Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Investments in Unconsolidated Real Estate Ventures

The Company's investments in its unconsolidated real estate ventures are recorded under the equity method of accounting in the accompanying consolidated financial statements. Under the equity method, the Company's investments in unconsolidated real estate ventures are stated at cost and adjusted for the Company's share of net earnings or losses and reduced by distributions. Equity in earnings (losses) is recognized based on the Company's ownership interest in the earnings (losses) of the unconsolidated real estate ventures. The Company follows the "nature of the distribution approach" for classification of distributions from its unconsolidated real estate ventures in its consolidated statements of cash flows. Under this approach, distributions are reported on the basis of the nature of the activity or activities that generated the distributions as either a return on investment, which are classified as operating cash flows, or a return of investment (e.g., proceeds from the unconsolidated real estate ventures' sale of assets) which are reported as investing cash flows.

Segment Reporting

The Company manages its business as one reportable segment consisting of investments in self storage properties located in the United States. Although the Company operates in several markets, these operations have been aggregated into one reportable segment based on the similar economic characteristics among all markets.

Allocation of Net Income (Loss)

The distribution rights and priorities set forth in the operating partnership's LP Agreement differ from what is reflected by the underlying percentage ownership interests of the operating partnership's unitholders. Accordingly, the Company allocates GAAP income (loss) utilizing the HLBV method, in which the Company allocates income or loss based on the change in each unitholders' claim on the net assets of its operating partnership at period end after adjusting for any distributions or contributions made during such period. The HLBV method is commonly applied to equity investments where cash distribution percentages vary at different points in time and are not directly linked to an equity holder's ownership percentage.

The HLBV method is a balance sheet-focused approach to income (loss) allocation. A calculation is prepared at each balance sheet date to determine the amount that unitholders would receive if the operating partnership were to liquidate all of its assets (at GAAP net book value) and distribute the resulting proceeds to its creditors and unitholders based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period, after adjusting for capital contributions and distributions, is used to derive each unitholder's share of the income (loss) for the period. Due to the stated liquidation priorities and because the HLBV method incorporates non-cash items such as depreciation expense, in any given period, income or loss may be allocated disproportionately to unitholders as compared to their respective ownership percentage in the operating partnership, and net income (loss) attributable to National Storage Affiliates Trust could be more or less net income than actual cash distributions received and more or less income or loss than what may be received in the event of an actual liquidation. Additionally, the HLBV method could result in net income (or net loss) attributable to National Storage Affiliates Trust during a period when the Company reports consolidated net loss (or net income), or net income (or net loss) attributable to National Storage Affiliates Trust in excess of the Company's consolidated net income (or net loss). The computations of basic and diluted earnings (loss) per share may be materially affected by these disproportionate income (loss) allocations, resulting in volatile fluctuations of basic and diluted earnings (loss) per share.

Other Comprehensive Income (Loss)

The Company has cash flow hedge derivative instruments that are measured at fair value with unrealized gains or losses recognized in other comprehensive income (loss) with a corresponding adjustment to accumulated other comprehensive income (loss) within equity, as discussed further in Note 14. Under the HLBV method of allocating income (loss) discussed above, a calculation is prepared at each balance sheet date by applying the HLBV method including, and excluding, the assets and liabilities resulting from the Company's cash flow hedge derivative instruments to determine comprehensive income (loss) attributable to National Storage Affiliates Trust. As a result of the distribution rights and priorities set forth in the operating partnership's LP Agreement, in any given period, other comprehensive income (loss) may be allocated disproportionately to unitholders as compared to their respective ownership percentage in the operating partnership and as compared to their respective allocation of net income (loss).

Gain on sale of self storage properties

The Company recognizes gains from disposition of properties only upon closing in accordance with the guidance on sales of nonfinancial assets. Profit on real estate sold is recognized upon closing when all, or substantially all, of the promised consideration has been received and is nonrefundable and the Company has transferred control of the facilities to the purchaser.

Goodwill

Goodwill represents the costs of business acquisitions in excess of the fair value of identifiable net assets acquired. The Company evaluates goodwill for potential impairment annually, or whenever impairment indicators are present. The Company determined that there was no impairment to goodwill during the years ended December 31, 2023 and 2022.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the consolidated financial statements and related notes have been reclassified to conform to the current year presentation. Such reclassifications do not impact the Company's previously reported financial position or net income (loss).

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within the segment measure of profit or loss, an amount and description of its composition for other segment items to reconcile to segment profit or loss, and the title and position of the entity's CODM. ASU 2023-07 will be applied retrospectively and is effective for annual reporting periods in fiscal years beginning after December 15, 2023, and interim reporting periods in fiscal years beginning after December 31, 2024. Pursuant to this ASU, the footnotes to our consolidated financial statements will include incremental disclosures related to our single reportable segment, including the disclosures about our CODM's review of our consolidated net operating income, the profit/loss measure of our single reportable segment and a reconciliation of consolidated net operating income to our consolidated net income.

In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement ("ASU 2023-05"). ASU 2023-05 requires a joint venture, upon formation to measure its assets and liabilities at fair value in its standalone financial statements. A joint venture will recognize the difference between the fair value of its equity and the fair value of its identifiable assets and liabilities as goodwill (or an equity adjustment, if negative) using the business combination accounting guidance regardless of whether the net assets meet the definition of a business. ASU 2023-05 will be applied prospectively and is effective for all joint ventures formed on or after January 1, 2025. The Company is currently evaluating ASU 2023-05 and does not expect it to have a material effect on the Company's consolidated financial statements.

3. SHAREHOLDERS' EQUITY AND NONCONTROLLING INTERESTS

Shareholders' Equity

Common Share Offering

On July 23, 2021, the Company closed a follow-on public offering of 10,120,000 of its common shares, which included 1,320,000 common shares sold upon the exercise in full by the underwriters of their option to purchase additional common shares, at a public offering price of $51.25 per share. The Company received aggregate net proceeds from the offering of approximately $497.4 million after deducting the underwriting discount and additional expenses associated with the offering.

Series A Preferred Shares

The 6.000% cumulative redeemable preferred shares of beneficial interest ("Series A Preferred Shares") rank senior to the Company's common shares with respect to rights and rights upon its liquidation, dissolution or winding up. Dividends on the Series A Preferred Shares, which are payable quarterly in arrears, are cumulative from the date of original issuance in the amount of $1.50 per share each year. The Series A Preferred Shares became redeemable by the Company in October 2022 for a cash redemption price of $25.00 per share, plus accrued but unpaid dividends.

Series B Preferred Shares

On March 15, 2023, the Company classified 7,000,000 of the Company's authorized but unissued preferred shares of beneficial interest as 6.000% Series B Cumulative Redeemable Preferred Shares ("Series B Preferred Shares"). The Series B Preferred Shares rank senior to the Company's common shares of beneficial interest, and on parity with the Company's Series A Preferred Shares and any future equity shares that the Company may later authorize or issue and that by their terms are on parity with the Series B Preferred Shares, and junior to any other class of the Company's shares expressly designated as ranking senior to the Series B Preferred Shares. The Series B Preferred Shares have a per share liquidation preference of $25.00 per share and receive distributions at an annual rate of 6.000%. These distributions are payable quarterly in arrears on or about the last day of March, June, September and December of each year, beginning on June 30, 2023. The first dividend was a pro rata dividend from and including March 16, 2023, to and including June 30, 2023. Generally, Series B Preferred Shares are not redeemable by the Company prior to September 15, 2043.

On March 16, 2023, the Company issued 5,668,128 Series B Preferred Shares for approximately $139.6 million, to shareholders of an affiliate of Personal Mini, in connection with the acquisition of a portfolio of 15 properties. As part of the acquisition transaction, the Company recorded a $26.1 million promissory note receivable from an affiliate of Personal Mini. Proceeds from the promissory note were used by the affiliate of Personal Mini to acquire $26.1 million of subordinated performance units. The promissory note bears interest at a rate equivalent to the dividends paid on 1,059,683 of the Series B Preferred Shares. As a result of these agreements, in accordance with GAAP, the $26.1 million promissory note receivable, interest income on the note receivable, $26.1 million of Series B Preferred Shares value, and dividends on such Series B Preferred Shares have been offset in the accompanying consolidated balance sheets, statements of operations, and statements of changes in equity, resulting in a net amount presented as proceeds from the issuance of Series B Preferred Shares of $113.1 million.

At the Market ("ATM") Program

On February 27, 2019, the Company entered into a sales agreement with certain sales agents, pursuant to which the Company may sell from time to time up to $250.0 million of the Company's common shares and 6.000% Series A Preferred Shares in sales deemed to be "at the market" offerings (the "sales agreement"). On May 19, 2021, the Company entered into an amendment to the sales agreement with certain sales agents, whereby the Company increased the aggregate gross sale price under the program to $400.0 million, which included $31.0 million of remaining available offered shares. The sales agreement contemplates that, in addition to the issuance and sale by the Company of offered shares to or through the sale agents, the Company may enter into separate forward sale agreements with any forward purchaser. Forward sale agreements, if any, will include only the Company's common shares and will not include any Series A Preferred Shares. If the Company enters into a forward sale agreement with any forward purchaser, such forward purchaser will attempt to borrow from third parties and sell, through the related agent, acting as sales agent for such forward purchaser (each, a "forward seller"), offered shares, in an amount equal to the offered shares subject to such forward sale agreement, to hedge such forward purchaser's exposure under such forward sale agreement. The Company may offer the common shares and Series A Preferred Shares through the agents, as the Company's sales agents, or, as applicable, as forward seller, or directly to the agents or forward sellers, acting as principals, by means of, among others, ordinary brokers' transactions on the NYSE or otherwise at market prices prevailing at the time of sale or at negotiated prices.

During the years ended December 31, 2023 and 2022, the Company did not sell any common shares through the ATM program. As of December 31, 2023, the Company had $169.1 million capacity remaining under its ATM Program.

Common Share Repurchase Program

On July 11, 2022, the Company approved a share repurchase program authorizing, but not obligating, the repurchase of up to $400.0 million of the Company's common shares of beneficial interest from time to time. On December 1, 2023, the Company approved a new share repurchase program authorizing, but not obligating, the repurchase of up to $275.0 million of the Company's common shares from time to time. The timing, manner, price and amount of any repurchase transactions will be determined by the Company in its discretion and will be subject to share price, availability, trading volume and general market conditions. During the year ended December 31, 2023, the Company repurchased 8,836,639 common shares for approximately $310.2 million.

Noncontrolling Interests

All of the OP equity in the Company's operating partnership not held by the Company are reflected as noncontrolling interests. Noncontrolling interests also include ownership interests in DownREIT partnerships held by entities other than the Company's operating partnership. NSA is the general partner of its operating partnership and is authorized to cause its operating partnership to issue additional partner interests, including OP units and subordinated performance units, at such prices and on such other terms as it determines in its sole discretion.

As of December 31, 2023 and 2022, units reflecting noncontrolling interests consisted of the following:

	December 31,	
	2023	**2022**
Series A-1 preferred units	1,212,340	712,208
OP units	37,635,683	35,737,281
Subordinated performance units	7,991,271	8,154,524
LTIP units	785,932	728,890
DownREIT units		
DownREIT OP units	2,120,491	1,924,918
DownREIT subordinated performance units	4,133,474	4,337,111
Total	53,879,191	51,594,932

Series A-1 Preferred Units

The 6.000% Series A-1 Cumulative Redeemable Preferred Units ("Series A-1 preferred units") rank senior to OP units and subordinated performance units in the Company's operating partnership with respect to distributions and liquidation. The Series A-1 preferred units have a stated value of $25.00 per unit and receive distributions at an annual rate of 6.000%. These distributions are cumulative. The Series A-1 preferred units are redeemable at the option of the holder after the first anniversary of the date of issuance, which redemption obligations may be satisfied at the Company's option in cash in an amount equal to the market value of an equivalent number of the Company's 6.000% Series A Preferred Shares or the issuance of 6.000% Series A Preferred Shares on a one-for-one basis, subject to adjustments. Generally, the Series A-1 preferred units become redeemable by the Company beginning ten years after the initial issuance of each Series A-1 preferred unit at a stated value of $25.00 per unit, plus accrued but unpaid distributions. The increase in Series A-1 preferred units outstanding from December 31, 2022 to December 31, 2023 was due to (i) 466,691 Series A-1 preferred units issued in connection with the acquisitions of self storage properties and (ii) the issuance of 33,441 Series A-1 preferred units in connection with the termination of a lease and the contribution of the development rights for vacant land owned by the Company at one of the Company's self storage properties.

OP Units and DownREIT OP units

OP units in the Company's operating partnership are redeemable for cash or, at the Company's option, exchangeable for common shares on a one-for-one basis, and DownREIT OP units are redeemable for cash or, at the Company's option, exchangeable for OP units in its operating partnership on a one-for-one basis, subject to certain adjustments in each case. The holders of OP units are generally not entitled to elect redemption until one year after the issuance of the OP units. The holders of DownREIT OP units are generally not entitled to elect redemption until five years after the date of the contributor's initial contribution.

The increase in OP units outstanding from December 31, 2022 to December 31, 2023 was due to (i) 2,545,063 OP units issued upon the non-voluntary conversion of 926,623 subordinated performance units (as discussed further below) in connection with Move It's retirement, (ii) 481,811 OP units issued upon the voluntary conversion of 397,000 subordinated performance units, (iii) the conversion of 128,487 LTIP units into an equivalent number of OP units, partially offset by the redemption of 1,275,854 OP units for an equal number of common shares and (iv) the issuance of 18,895 OP units in connection with the acquisition of self storage properties.

The increase in DownREIT OP units outstanding from December 31, 2022 to December 31, 2023 was due to 195,573 DownREIT OP units issued upon the voluntary conversion of 203,637 DownREIT subordinated performance units.

Subordinated Performance Units and DownREIT Subordinated Performance Units

Subordinated performance units may also, under certain circumstances, be convertible into OP units which are exchangeable for common shares as described above, and DownREIT subordinated performance units may, under certain circumstances, be exchangeable for subordinated performance units on a one-for-one basis. Subordinated performance units are only convertible into OP units after a two year lock-out period and then generally (i) at the holder's election only upon the achievement of certain performance thresholds relating to the properties to which such subordinated performance units relate or (ii) at the Company's election upon a retirement event of a PRO that holds such subordinated performance units or upon certain qualifying terminations. The holders of DownREIT subordinated performance units are generally not entitled to elect redemption until at least five years after the date of the contributor's initial contribution.

Following such lock-out period, a holder of subordinated performance units in the Company's operating partnership may elect a voluntary conversion one time each year on or prior to December 1st to convert a pre-determined portion of such subordinated performance units into OP units in the Company's operating partnership, with such conversion effective January 1st of the following year, with each subordinated performance unit being converted into the number of OP units determined by dividing the average cash available for distribution, or CAD, per unit on the series of specific subordinated performance units over the one-year period prior to conversion by 110% of the CAD per unit on the OP units determined over the same period. CAD per unit on the series of specific subordinated performance units and OP units is determined by the Company based generally upon the application of the provisions of the LP Agreement applicable to the distributions of operating cash flow and capital transactions proceeds.

The decrease in subordinated performance units outstanding from December 31, 2022 to December 31, 2023 was due to the conversion of 926,623 subordinated performance units into 2,545,063 OP units in connection with the retirement of Move It, and the voluntary conversion of 397,000 subordinated performance units into 481,811 OP units, partially offset by the issuance of 1,160,370 subordinated performance units for co-investment by the Company's PROs in connection with the acquisition of self storage properties.

The decrease in DownREIT subordinated performance units outstanding from December 31, 2022 to December 31, 2023 was due to the voluntary conversion of 203,637 DownREIT subordinated performance units into 195,573 DownREIT OP units.

LTIP Units

LTIP units are a special class of partnership interest in the Company's operating partnership that allow the holder to participate in the ordinary and liquidating distributions received by holders of the OP units (subject to the achievement of specified levels of profitability by the Company's operating partnership or the achievement of certain events). LTIP units may also, under certain circumstances, be convertible into OP units on a one-for-one basis, which are then exchangeable for common shares as described above. LTIP units do not have full parity with OP units with respect to liquidating distributions and may not receive ordinary distributions until such parity is reached pursuant to the terms of the LP Agreement. If such parity is reached under the LP Agreement, upon vesting, vested LTIP units may be converted into an equal number of OP units, and thereafter have all the rights of OP units, including redemption rights. See Note 9 for additional information about the Company's LTIP Units.

The increase in LTIP units outstanding from December 31, 2022 to December 31, 2023 was due to the issuance of 185,528 compensatory LTIP units to employees, trustees and consultants, net of forfeitures, partially offset by the conversion of 128,487 LTIP units into an equivalent number of OP units.

4. SELF STORAGE PROPERTIES

Self storage properties, excluding properties classified as held for sale, are summarized as follows (dollars in thousands):

	December 31,		
	2023		**2022**
Land	$ 1,035,562	$	1,111,326
Buildings and improvements	4,746,105		5,269,383
Furniture and equipment	10,507		10,863
Total self storage properties	5,792,174		6,391,572
Less accumulated depreciation	(874,359)		(772,661)
Self storage properties, net	$ 4,917,815	$	5,618,911

Depreciation expense related to self storage properties amounted to $210.2 million, $195.9 million and $135.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

5. INVESTMENT IN UNCONSOLIDATED REAL ESTATE VENTURES

2024 Joint Venture

Subsequent to December 31, 2023, a wholly owned subsidiary of the Company (the "2024 NSA Member") entered into an agreement (the "2024 JV Agreement") to form a joint venture (the "2024 Joint Venture") with an affiliate of Heitman Capital Management LLC (the "2024 JV Investor" and, together with the 2024 NSA Member, the "2024 JV Members"). The 2024 Joint Venture was capitalized with approximately $140.8 million in equity (approximately $35.2 million from the 2024 NSA Member in exchange for a 25% ownership interest and approximately $105.6 million from the 2024 JV Investor in exchange for a 75% ownership interest) and proceeds from a $210.0 million interest-only secured debt financing with an interest rate of 6.05% per annum and a term of five years.

A subsidiary of the Company is acting as the non-member manager of the 2024 Joint Venture (the "2024 NSA Manager"). The 2024 NSA Manager directs, manages and controls the day-to-day operations and affairs of the 2024 Joint Venture but may not cause the 2024 Joint Venture to make certain major decisions involving the business of the 2024 Joint Venture without the consent of both 2024 JV Members, including the approval of annual budgets, sales and acquisitions of properties, financings, and certain actions relating to bankruptcy.

As discussed in Note 15, in February 2024, pursuant to a contribution agreement executed by the 2024 JV Members on December 21, 2023, the Company contributed to the 2024 Joint Venture 56 self storage properties located across seven states, consisting of approximately 3.2 million rentable square feet configured in over 24,000 storage units.

2023 Joint Venture

During the three months ended December 31, 2023, the Company, through a newly formed subsidiary (the "2023 NSA Member"), entered into an agreement (the "2023 JV Agreement") to form a joint venture (the "2023 Joint Venture") with a state pension fund advised by Heitman Capital Management LLC (the "2023 JV Investor," together with the 2023 NSA Member, the "2023 JV Members") to acquire and operate self storage properties. The 2023 JV Agreement provides for equity capital contributions by the 2023 JV Members of up to $400.0 million over a twenty-four month investment period (subject to two six-month extension options if both of the 2023 JV Members agree) starting in December 2023, with the 2023 JV Investor holding a 75% ownership interest and the 2023 NSA Member holding a 25% ownership interest.

A subsidiary of the Company is acting as the non-member manager of the 2023 Joint Venture (the "2023 NSA Manager"). The 2023 NSA Manager directs, manages and controls the day-to-day operations and affairs of the 2023 Joint Venture but may not cause the 2023 Joint Venture to make certain major decisions involving the business of the 2023 Joint Venture without the consent of both 2023 JV Members, including the approval of annual budgets, sales and acquisitions of properties, financings, and certain actions relating to bankruptcy.

The Company's investment in the 2023 Joint Venture is accounted for using the equity method of accounting and is included in investment in unconsolidated real estate ventures in the Company's consolidated balance sheets. The Company's earnings from its investment in the 2023 Joint Venture are presented in equity in earnings (losses) of unconsolidated real estate ventures on the Company's consolidated statements of operations. As of December 31, 2023, the 2023 Joint Venture had not completed any acquisition activity and had no operations.

2018 Joint Venture

As of December 31, 2023, the Company's unconsolidated real estate venture, formed in September 2018 with an affiliate of Heitman America Real Estate REIT LLC (the "2018 Joint Venture"), in which the Company has a 25% ownership interest, owned and operated a portfolio of 104 self storage properties containing approximately 7.8 million rentable square feet, configured in over 64,000 storage units and located across 17 states.

The 2018 Joint Venture acquired one self storage property for $6.6 million during the year ended December 31, 2022, which was combined and is being operated together with one of the 2018 Joint Venture's existing properties. The 2018 Joint Venture financed the acquisition with capital contributions from the 2018 Joint Venture members, of which the Company contributed $1.6 million for its 25% proportionate share.

2016 Joint Venture

As of December 31, 2023, the Company's unconsolidated real estate venture, formed in September 2016 with a state pension fund advised by Heitman Capital Management LLC (the "2016 Joint Venture"), in which the Company has a 25% ownership interest, owned and operated a portfolio of 81 properties containing approximately 5.7 million rentable square feet, configured in approximately 47,000 storage units and located across 13 states.

The 2016 Joint Venture acquired seven self storage properties for $207.6 million during the year ended December 31, 2022, which are managed together with the 2016 Joint Venture's existing properties. The 2016 Joint Venture financed the acquisitions with capital contributions from the 2016 Joint Venture members, of which the Company contributed $51.9 million for its 25% proportionate share.

The Company's investments in the 2018 Joint Venture and 2016 Joint Venture are accounted for using the equity method of accounting and are included in investment in unconsolidated real estate ventures in the Company's consolidated balance sheets. The Company's earnings from its investments in the 2018 Joint Venture and 2016 Joint Venture are presented in equity in earnings of unconsolidated real estate ventures on the Company's consolidated statements of operations.

The following table presents the combined condensed financial position of the Company's unconsolidated real estate ventures as of December 31, 2023 and December 31, 2022 (dollars in thousands):

	December 31,			
	2023		**2022**	
ASSETS				
Self storage properties, net		1,831,110		1,891,203
Other assets		37,826		36,873
Total assets	$	1,868,936	$	1,928,076
LIABILITIES AND EQUITY				
Debt financing		1,003,223		1,002,301
Other liabilities		28,333		23,808
Equity		837,380		901,967
Total liabilities and equity	$	1,868,936	$	1,928,076

The following table presents the combined condensed operating information of the Company's unconsolidated real estate ventures for the years ended December 31, 2023, 2022 and 2021 (dollars in thousands):

	Year Ended December 31,		
	2023	2022	2021
Total revenue	$ 214,292	$ 212,832	$ 187,861
Property operating expenses	(59,740)	(57,306)	(50,829)
Supervisory, administrative and other expenses	(14,146)	(13,955)	(12,288)
Depreciation and amortization	(68,333)	(68,289)	(61,628)
Interest expense	(41,665)	(41,657)	(41,658)
Acquisition and other expenses	(459)	(899)	(511)
Net income	$ 29,949	$ 30,726	$ 20,947

6. SELF STORAGE PROPERTY ACQUISITIONS AND DISPOSITIONS

Acquisitions

The Company acquired 20 self storage properties and annexes to existing properties with an estimated fair value of $229.5 million during the year ended December 31, 2023 and 45 self storage properties with an estimated fair value of $569.2 million during the year ended December 31, 2022. Of these acquisitions, during the year ended December 31, 2023, 19 self storage properties with an estimated fair value of $199.3 million were acquired by the Company from its PROs. During the year ended December 31, 2022, five self storage properties with an estimated fair value of $55.7 million were acquired by the Company from its PROs.

The self storage property acquisitions were accounted for as asset acquisitions and accordingly, during the years ended December 31, 2023 and 2022, $1.6 million and $3.7 million, respectively, of transaction costs related to the acquisitions were capitalized as part of the basis of the acquired properties. The Company recognized the estimated fair value of the acquired assets and assumed liabilities on the respective dates of such acquisitions. The Company allocated a portion of the purchase price to identifiable intangible assets consisting of customer in-place leases which were recorded at estimated fair values of $4.8 million and $9.5 million during the years ended December 31, 2023 and 2022, respectively, resulting in a total fair value of $224.7 million and $559.7 million allocated to real estate during the years ended December 31, 2023 and 2022, respectively.

The following table summarizes, by calendar quarter, the investments in self storage property acquisitions completed by the Company during the years ended December 31, 2023 and 2022 (dollars in thousands):

Acquisitions closed during the Three Months Ended:	Number of Properties	Summary of Investment							
		Cash and Acquisition Costs		Value of Equity[1]		Other Liabilities/ (Other Assets)		Total	
March 31, 2023	16	$	9,920	$	150,531	$	85	$	160,536
June 30, 2023[2]	—		8,167		5,577		34		13,778
September 30, 2023	2		13,666		16,370		78		30,114
December 31, 2023	2		16,972		8,062		(12)		25,022
Total	20	$	48,725	$	180,540	$	185	$	229,450
March 31, 2022	12	$	76,027	$	16,576	$	332	$	92,935
June 30, 2022	8		99,954		13,938		641		114,533
September 30, 2022	23		313,784		6,244		1,761		321,789
December 31, 2022	2		7,622		32,141		156		39,919
Total	45	$	497,387	$	68,899	$	2,890	$	569,176

(1) Value of OP equity represents the fair value of Series A-1 preferred units, Series B Preferred Shares, OP units, subordinated performance units, and LTIP units.

(2) During the three months ended June 30, 2023, the Company acquired two annexes to existing properties.

The results of operations for these self storage acquisitions are included in the Company's consolidated statements of operations beginning on the respective closing date for each acquisition. The accompanying consolidated statements of operations includes aggregate revenue of $12.3 million and operating expenses of $10.9 million related to the 20 self storage properties acquired during the year ended December 31, 2023. For the year ended December 31, 2022, the accompanying consolidated statements of operations includes aggregate revenue of $18.0 million and operating expenses of $19.8 million related to the 45 self storage properties acquired during such period.

During the year ended December 31, 2023, in connection with the retirement of Move It as a PRO as discussed in Note 1 and Note 3, the Company acquired Move It's rights to its asset management agreements, the Move It brand, and other intellectual property for $4.7 million.

Dispositions

During the year ended December 31, 2023, the Company sold 32 self storage properties and an undeveloped land parcel for net proceeds of $262.3 million. The Company recorded a net gain on the dispositions of $63.9 million.

For the year ended December 31, 2022, the Company disposed of two self storage properties and an undeveloped land parcel for net proceeds of $11.0 million. The Company recorded a net gain on the dispositions of $5.5 million.

Assets Held for Sale

As of December 31, 2023, the Company classified as held for sale 39 self storage properties to be sold to a third party in 2024 and 56 self storage properties that were contributed to the 2024 Joint Venture in 2024.

7. OTHER ASSETS

Other assets consist of the following (dollars in thousands):

	December 31,	
	2023	**2022**
Customer in-place leases, net of accumulated amortization of $3,263 and $5,004, respectively	$ 1,609	$ 5,090
Receivables:		
Trade, net	9,842	13,120
PROs and other affiliates	7,784	4,175
Receivable from unconsolidated real estate ventures	4,446	5,375
Interest rate swaps	29,610	51,466
Prepaid expenses and other	14,743	26,156
Corporate furniture, equipment and other, net	2,659	1,534
Trade name	8,851	7,442
Management contracts, net of accumulated amortization of $6,777 and $5,398, respectively	14,049	12,113
Tenant reinsurance intangible assets, net of accumulated amortization of $3,839 and $2,466, respectively	32,227	21,575
Goodwill	8,182	8,182
Total	$ 134,002	$ 156,228

Amortization expense related to customer in-place leases amounted to $8.3 million, $34.4 million and $20.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company measured the fair value of the trade name, which has an indefinite life and is not amortized, using the relief from royalty method at acquisition.

The management contract assets and tenant reinsurance intangible assets are charged to amortization expense on a straight-line basis over 15 years and 25 years, respectively, which represent the time periods over which the majority of value was attributed in the Company's discounted cash flow models. Amortization expense related to the management contracts amounted to $1.4 million, $1.2 million and $1.0 million for the years ended December 31, 2023, 2022 and 2021 respectively. Amortization expense related to the tenant reinsurance intangible assets amounted to $1.4 million, $1.0 million and $0.6 million for the years ended December 31, 2023, 2022 and 2021 respectively.

Future Intangible Asset Amortization

As of December 31, 2023, the estimated aggregate amortization expense for the Company's customer in-place leases, management contracts and tenant reinsurance intangible assets for the succeeding five years are as follows (in thousands):

Year Ending December 31,	Total Aggregate Estimated Amortization Expense
2024	$ 4,389
2025	2,779
2026	2,779
2027	2,779
2028	2,779
Thereafter	32,380
Total	$ 47,885

8. DEBT FINANCING

The Company's outstanding debt as of December 31, 2023 and 2022 is summarized as follows (dollars in thousands):

	Interest Rate[1]	December 31, 2023	December 31, 2022
Credit Facility:			
Revolving line of credit	6.71%	$ 381,000	$ 496,000
Term loan A	—%	—	125,000
Term loan B	3.28%	275,000	250,000
Term loan C	4.07%	325,000	225,000
Term loan D	4.05%	275,000	175,000
Term loan E	4.93%	130,000	125,000
2023 Term loan facility	—%	—	175,000
2028 Term loan facility	4.62%	75,000	75,000
April 2029 term loan facility	4.27%	100,000	100,000
June 2029 term loan facility	5.37%	285,000	285,000
May 2026 Senior Unsecured Notes	2.16%	35,000	35,000
October 2026 Senior Unsecured Notes	6.46%	65,000	—
July 2028 Senior Unsecured Notes	5.75%	120,000	—
October 2028 Senior Unsecured Notes	6.55%	100,000	—
2029 Senior Unsecured Notes	3.98%	100,000	100,000
August 2030 Senior Unsecured Notes	2.99%	150,000	150,000
October 2030 Senior Unsecured Notes	6.66%	35,000	—
November 2030 Senior Unsecured Notes	2.72%	75,000	75,000
May 2031 Senior Unsecured Notes	3.00%	90,000	90,000
August 2031 Senior Unsecured Notes	4.08%	50,000	50,000
November 2031 Senior Unsecured Notes	2.81%	175,000	175,000
August 2032 Senior Unsecured Notes	3.09%	100,000	100,000
November 2032 Senior Unsecured Notes	5.06%	200,000	200,000
May 2033 Senior Unsecured Notes	3.10%	55,000	55,000
October 2033 Senior Unsecured Notes	6.73%	50,000	—
November 2033 Senior Unsecured Notes	2.96%	125,000	125,000
2036 Senior Unsecured Notes	3.06%	75,000	75,000
Fixed rate mortgages payable	3.61%	222,757	299,570
Total principal		3,668,757	3,560,570
Unamortized debt issuance costs and debt premium, net		(10,552)	(9,391)
Total debt		$ 3,658,205	$ 3,551,179

(1) Represents the effective interest rate as of December 31, 2023. Effective interest rate incorporates the stated rate plus the impact of interest rate cash flow hedges and discount and premium amortization, if applicable. $25.0 million of Tranche B, $100.0 million of Tranche C, and $5.0 million of Tranche E are subject to variable interest rates, which is reflected in the effective interest rate. For the revolving line of credit, the effective interest rate excludes fees for unused borrowings.

Credit Facility

On January 3, 2023, the operating partnership, as borrower, the Company, and certain of the operating partnership's subsidiaries, as subsidiary guarantors, entered into a third amended and restated credit agreement with KeyBank National Association, as administrative agent, and a syndicated group of lenders party thereto, which expanded the total borrowing capacity of its credit facility by $405.0 million to $1.955 billion with an expansion feature to expand the total borrowing capacity to $2.5 billion. The maturity date of the revolving line of credit (the "Revolver") is now January 2027, while the total borrowing capacity of the Revolver was increased to $950.0 million from $650.0 million. In connection with the credit facility recast, the $125.0 million tranche A term loan facility (the "Term Loan A") due January 2023 was repaid by the Company, tranche B term loan facility (the "Term Loan B") increased from $250.0 million to $275.0 million, tranche C term loan facility (the "Term Loan C") increased from $225.0 million to $325.0 million, tranche D term loan facility (the "Term Loan D") increased from $175.0 million to $275.0 million, tranche E term loan facility (the "Term Loan E") increased from $125.0 million to $130.0 million, and the Company repaid the $175.0 million term loan facility due in June 2023. In connection with the credit facility recast, effective January 3, 2023, all of our LIBOR-based interest rate swaps were converted into SOFR-based interest rate swaps.

The Revolver matures in January 2027; provided that the Company may elect up to two times to extend the maturity to January 2028 by paying an extension fee of 0.0625% of the total borrowing commitment thereunder at the time of extension and meeting other customary conditions with respect to compliance. The Term Loan B matures in July 2024, provided that the Company may elect to extend the maturity to January 2025 subject to certain conditions being met and payment of an extension fee of 0.0625% of the amount of the Term Loan B. The Term Loan C matures in January 2025, the Term Loan D matures in July 2026, and the Term Loan E matures in March 2027. The amended credit facility is not subject to any scheduled reduction or amortization payments prior to maturity.

Interest rates applicable to loans under the credit facility are, as elected by the Company at the beginning of any applicable interest period, determined based on (i) a 1, 3 or 6 month Term SOFR period ("Term SOFR Loans") plus an applicable margin, (ii) an adjusted daily simple SOFR rate ("Daily Simple SOFR Loans", and together with Term SOFR Loans, "SOFR Loans") plus an applicable margin, or (iii) a base rate determined by the greatest of the Key Bank prime rate, the federal funds rate plus 0.50%, one month Term SOFR plus 1.00%, and 1.00% ("base rate loans"), plus an applicable margin. The applicable margins for the credit facility are leverage based and range from 1.10% to 1.80% for SOFR Loans and 0.10% to 0.80% for base rate loans; provided that after such time as the Company achieves an investment grade rating as defined in the credit facility, the Company may elect (but is not required to elect) (a "credit rating pricing election") that the credit facility be subject to applicable margins ranging from 0.725% to 1.65% for SOFR Loans and 0.00% to 0.65% for base rate loans. The Company is also required to pay usage based fees ranging from 0.15% to 0.20% with respect to the unused portion of the Revolver; provided that if the Company makes a credit rating pricing election, the Company will be required to pay rating based fees ranging from 0.125% to 0.300% with respect to the entire Revolver in lieu of any usage based fees.

The Company has entered into interest rate swap agreements which together with the Company's existing interest rate swap agreements, fix the interest rates through maturity for the Term Loan B, Term Loan C and Term Loan D. As of December 31, 2023, Term Loan B, Term Loan C, Term Loan D and Term Loan E had effective interest rates of 3.28%, 4.07%, 4.05% and 4.93% respectively.

As of December 31, 2023, the Company had outstanding letters of credit totaling $6.4 million and would have had the capacity to borrow remaining Revolver commitments of $562.6 million while remaining in compliance with the credit facility's financial covenants described in the following paragraph.

The Company was required to comply with the following financial covenants under the credit facility:

- Maximum total leverage ratio not to exceed 60%, provided, however, the Company is permitted to maintain a ratio of up to 65% up to two (2) consecutive fiscal quarters immediately following the quarter in which a material acquisition (as defined in the credit facility) occurs

- Minimum fixed charge coverage ratio of at least 1.5x

- Maximum secured indebtedness not to exceed 40% of gross asset value

- Maximum unsecured debt to unencumbered asset value ratio not to exceed 60%, provided, however, the Company shall be permitted to maintain a ratio of up to 65% up to two (2) consecutive fiscal quarters immediately following the quarter in which a material acquisition (as defined in the credit facility) occurs
- Unencumbered adjusted net operating income to unsecured interest expense of at least 2.0x

In addition, the terms of the credit facility contain customary affirmative and negative covenants that, among other things, limit the Company's ability to make distributions or certain investments, incur debt, incur liens and enter into certain transactions. At December 31, 2023, the Company was in compliance with all such covenants.

2028 Term Loan Facility

On December 21, 2018, the Company entered into a credit agreement with Huntington National Bank to make available a term loan facility that matures in December 2028 (the "2028 Term Loan Facility") in an aggregate amount of $75.0 million. The entire outstanding principal amount of, and all accrued but unpaid interest, is due on the maturity date. The Company has an expansion option under the 2028 Term Loan Facility, which, if exercised in full, would provide for a total 2028 Term Loan Facility in an aggregate amount of $125.0 million.

Interest rates applicable to loans under the 2028 Term Loan Facility are payable during such periods as such loans are SOFR loans, at the applicable SOFR based on a 1, 3 or 6 month Term SOFR period (as elected by the Company at the beginning of any applicable interest period) plus an applicable margin, and during the period that such loans are base rate loans, at the base rate under the 2028 Term Loan Facility in effect from time to time plus an applicable margin. The base rate under the 2028 Term Loan Facility is equal to the greatest of the Huntington National Bank prime rate, the federal funds rate plus 0.50% or one month Term SOFR plus 1.00%. The applicable margin for the 2028 Term Loan Facility is leverage-based and ranges from 1.80% to 2.35% for SOFR loans and 0.80% to 1.35% for base rate loans; provided that after such time as the Company achieves an investment grade rating from at least two rating agencies, the Company may elect (but is not required to elect) that the 2028 Term Loan Facility is subject to the rating based on applicable margins ranging from 1.40% to 2.25% for SOFR Loans and 0.40% to 1.25% for base rate loans.

On January 2, 2019, the Company also entered into an interest rate swap agreement with a notional amount of $75.0 million that matures in December 2028 fixing the interest rate of the 2028 Term Loan Facility at an effective interest rate of 4.62%.

The Company is required to comply with the same financial covenants under the 2028 Term Loan Facility as it is with the credit facility. In addition, the terms of the 2028 Term Loan Facility contain customary affirmative and negative covenants that, among other things, limit the Company's ability to make distributions or certain investments, incur debt, incur liens and enter into certain transactions.

April 2029 Term Loan Facility

On April 24, 2019, the Company entered into a credit agreement with BMO Harris Bank N.A. to make available an unsecured term loan facility that matures in April 2029 (the "April 2029 Term Loan Facility") in an aggregate amount of $100.0 million. The entire outstanding principal amount of, and all accrued but unpaid interest, is due on the maturity date.

Interest rates applicable to loans under the April 2029 Term Loan Facility are payable during such periods as such loans are SOFR loans, at the applicable SOFR based on a 1, 3 or 6 month Term SOFR period (as elected by the Company at the beginning of any applicable interest period) plus an applicable margin, and during the period that such loans are base rate loans, at the base rate under the April 2029 Term Loan Facility in effect from time to time plus an applicable margin. The base rate under the April 2029 Term Loan Facility is equal to the greatest of the BMO Harris Bank prime rate, the federal funds rate plus 0.50% or one month Term SOFR plus 1.00%. The applicable margin for the April 2029 Term Loan Facility is leverage-based and ranges from 1.85% to 2.30% for SOFR loans and 0.85% to 1.30% for base rate loans; provided that after such time as the Company achieves an investment grade rating from at least two rating agencies, the Company may elect (but is not required to elect) that the 2029 Term Loan Facility be subject to rating-based margins ranging from 1.40% to 2.25% for SOFR Loans and 0.40% to 1.25% for base rate loans.

On April 24, 2019, the Company also entered into an interest rate swap agreement with a notional amount of $100.0 million that matures in April 2029 fixing the interest rate of the April 2029 Term Loan Facility at an effective interest rate of 4.27%.

The Company is required to comply with the same financial covenants under the April 2029 Term Loan Facility as it is with the credit facility and the 2028 Term Loan Facility. In addition, the terms of the April 2029 Term Loan Facility contain customary affirmative and negative covenants that are consistent with those contained in the 2028 Term Loan Facility, and, among other things, limit the Company's ability to make distributions, make certain investments, incur debt, incur liens and enter into certain transactions.

June 2029 Term Loan Facility

On June 24, 2022, the Company entered into a credit agreement with a syndicated group of lenders to make available a term loan facility that matures in June 2029 in an aggregate amount of $285.0 million, the entire amount of which was drawn on June 24, 2022. The outstanding principal amount, and all accrued but unpaid interest, is due on the maturity date. The June 2029 Term Loan Facility provides for an expansion of up to $15.0 million for a total amount of up to $300.0 million.

Interest rates applicable to loans under the June 2029 Term Loan Facility are payable monthly in arrears on the first day of each month at either a base rate plus applicable margin or Term SOFR plus applicable margin. The base rate is the greater of (i) prime rate, (ii) 0.50% plus the Federal Funds Effective Rate, and (iii) 1.0% plus the adjusted term secured overnight financing rate ("SOFR"). The applicable margin for the June 2029 Term Loan Facility is leverage and credit rating-based and ranges from 0.55% to 1.2% for base rate loans and 1.55% to 2.2% for SOFR based loans; provided that after such time as the Company achieves an investment grade rating from at least two rating agencies, the Company may elect (but is not required to elect) that the June 2029 Term Loan Facility be subject to rating-based margins ranging from 0.075% to 1.2% for base rate loans and 1.075% to 2.2% for SOFR based loans.

The Company is required to comply with the same financial covenants under the June 2029 Term Loan Facility as it does with the credit facility, the April 2029 Term Loan Facility, and the 2028 Term Loan Facility. In addition, the terms of the June 2029 Term Loan Facility contain customary affirmative and negative covenants that are consistent with those contained in the credit facility, the April 2029 Term Loan Facility and the 2028 Term Loan Facility, and, among other things, limit the Company's ability to make distributions, make certain investments, incur debt, incur liens and enter into certain transactions.

On December 1, 2022, the Company entered into an interest rate swap agreement with a notional amount of $285.0 million that matures in June 2029 fixing the interest rate of the June 2029 Term Loan Facility at an effective interest rate of 5.37%.

2029 and August 2031 Senior Unsecured Notes

On August 30, 2019, the operating partnership issued $100.0 million of 3.98% senior unsecured notes due August 30, 2029 (the "2029 Notes") and $50.0 million of 4.08% senior unsecured notes due August 30, 2031 (the "August 2031 Notes") in a private placement to certain institutional accredited investors. The 2029 Notes and August 2031 Notes are governed by a Note Purchase Agreement, dated July 30, 2019 (the "2019 Note Purchase Agreement"), by and among the operating partnership as issuer, the Company, and the purchasers of senior unsecured notes.

Interest is payable semiannually, on August 30th and February 28th of each year, commencing on February 28, 2020. The 2029 Notes and August 2031 Notes are senior unsecured obligations of the Company and are jointly and severally guaranteed by certain of the Company's subsidiaries, as subsidiary guarantors. The 2029 Notes and August 2031 Notes rank pari passu with the credit facility, 2028 Term Loan Facility, April 2029 Term Loan Facility, June 2029 Term Loan Facility and the rest of the Senior Unsecured Notes (defined as the May 2026 Notes (defined below), October 2026 Notes (defined below), July 2028 Notes (defined below), October 2028 Notes (defined below), 2029 Notes, August 2030 Notes (defined below), October 2030 Notes (defined below), November 2030 Notes (defined below), May 2031 Notes (defined below), August 2031 Notes, November 2031 Notes (defined below), August 2032 Notes (defined below), November 2032 Notes (defined below), May 2033 Notes (defined below), October 2033 Notes (defined below), November 2033 Notes (defined below) and 2036 Notes (defined below)). The 2019 Note Purchase Agreement contains financial covenants that are substantially similar to those described under the heading "Credit Facility" above. In addition, the terms of the 2019 Note Purchase Agreement contain customary affirmative and negative covenants that, among other things, limit the Company's ability to make distributions or certain investments, incur debt, incur liens and enter into certain transactions. At December 31, 2023, the Company was in compliance with all such covenants.

August 2030 and August 2032 Senior Unsecured Notes

On October 22, 2020, the operating partnership issued $150.0 million of 2.99% senior unsecured notes due August 5, 2030 (the "August 2030 Notes") and $100.0 million of 3.09% senior unsecured notes due August 5, 2032 (the "August 2032 Notes") in a private placement to certain institutional investors. The August 2030 Notes and August 2032 Notes are governed by a Note Purchase Agreement dated August 4, 2020 (the "2020 Note Purchase Agreement"), by and among the operating partnership as issuer, the Company, and the purchasers of the senior unsecured notes.

Interest is payable semiannually, on August 30th and February 28th of each year, commencing on February 28, 2021. The August 2030 Notes and August 2032 Notes are senior unsecured obligations of the Company and are jointly and severally guaranteed by certain of the Company's subsidiaries, as subsidiary guarantors. The August 2030 Notes and August 2032 Notes rank pari passu with the credit facility, 2028 Term Loan Facility, April 2029 Term Loan Facility, June 2029 Term Loan Facility and the rest of the Senior Unsecured Notes. The 2020 Note Purchase Agreement contains financial covenants that are substantially similar to those of the Company's credit facility. In addition, the terms of the 2020 Note Purchase Agreement contain customary affirmative and negative covenants that, among other things, limit the Company's ability to make distributions or certain investments, incur debt, incur liens and enter into certain transactions. At December 31, 2023, the Company was in compliance with all such covenants.

May 2026, May 2031 and May 2033 Senior Unsecured Notes

On May 3, 2021, the operating partnership as issuer, and the Company, entered into a Note Purchase Agreement (the "May 2021 Note Purchase Agreement") which provides for the private placement of $35.0 million of 2.16% senior unsecured notes due May 4, 2026 (the "May 2026 Notes"), $90.0 million of 3.00% senior unsecured notes due May 4, 2031 (the "May 2031 Notes") and $55.0 million of 3.10% senior unsecured notes due May 4, 2033 (the "May 2033 Notes" and together with the May 2026 Notes and May 2031 Notes, the "May 2021 Senior Unsecured Notes") to certain institutional investors. The May 2021 Senior Unsecured Notes are governed by the May 2021 Note Purchase Agreement. On May 26, 2021 the operating partnership issued the May 2033 Notes and on July 26, 2021 the operating partnership issued the May 2026 Notes and the May 2031 Notes.

Interest is paid semiannually, on May 31st and November 30th of each year, commencing on November 30, 2021. The May 2021 Senior Unsecured Notes are senior unsecured obligations of the Company and are jointly and severally guaranteed by certain of the Company's subsidiaries, as subsidiary guarantors. The May 2021 Senior Unsecured Notes rank pari passu with the credit facility, 2028 Term Loan Facility, April 2029 Term Loan Facility, June 2029 Term Loan Facility and the rest of the Senior Unsecured Notes. The May 2021 Note Purchase Agreement contains financial covenants that are substantially similar to those of the Company's credit facility. In addition, the terms of the May 2021 Note Purchase Agreement contain customary affirmative and negative covenants that, among other things, limit the Company's ability to make distributions or certain investments, incur debt, incur liens and enter into certain transactions.

November 2030, November 2031, November 2033 and 2036 Senior Unsecured Notes

On November 9, 2021, the operating partnership as issuer, and the Company, entered into a Note Purchase Agreement (the "November 2021 Note Purchase Agreement") which provides for the private placement of $75.0 million of 2.72% senior unsecured notes due November 30, 2030 (the "November 2030 Notes"), $175.0 million of 2.81% senior unsecured notes due November 30, 2031 (the "November 2031 Notes"), $125.0 million of 2.96% senior unsecured notes due November 30, 2033 (the "November 2033 Notes") and $75.0 million of 3.06% senior unsecured notes due November 30, 2036 (the "2036 Notes" and together with the November 2030 Notes, November 2031 Notes, November 2033 Notes and the "November 2021 Senior Unsecured Notes") to certain institutional investors. The November 2021 Senior Unsecured Notes are governed by the November 2021 Note Purchase Agreement. On December 14, 2021, the operating partnership issued the November 2030 Notes, November 2031 Notes and the 2036 Notes. On January 28, 2022, the operating partnership issued the November 2033 Notes.

Interest is paid semiannually, on May 30th and November 30th of each year, commencing on May 30, 2022. The November 2021 Senior Unsecured Notes are senior unsecured obligations of the Company and are jointly and severally guaranteed by certain of the Company's subsidiaries, as subsidiary guarantors. The November 2021 Senior Unsecured Notes rank pari passu with the credit facility, 2028 Term Loan Facility, April 2029 Term Loan Facility, June 2029 Term Loan Facility and the rest of the Senior Unsecured Notes. The November 2021 Note Purchase Agreement contains financial covenants that are substantially similar to those of the Company's credit facility. In addition, the terms of the November 2021 Note Purchase Agreement contain customary affirmative and negative covenants that, among other things, limit the Company's ability to make distributions or certain investments, incur debt, incur liens and enter into certain transactions.

November 2032 Senior Unsecured Notes

On August 30, 2022, the operating partnership as issuer, and the Company, entered into a Note Purchase Agreement (the "August 2022 Note Purchase Agreement") which provides for the private placement of $200.0 million of 5.06% senior unsecured notes due November 16, 2032 (the "November 2032 Notes") to certain institutional investors. The November 2032 Notes are governed by the August 2022 Note Purchase Agreement. On September 28, 2022 the operating partnership issued the November 2032 Notes.

Interest is paid semiannually, on May 16th and November 16th of each year, commencing on November 16, 2022. The November 2032 Senior Unsecured Notes are senior unsecured obligations of the Company and are jointly and severally guaranteed by certain of the Company's subsidiaries, as subsidiary guarantors. The November 2032 Senior Unsecured Notes rank pari passu with the credit facility, 2028 Term Loan Facility, April 2029 Term Loan Facility, June 2029 Term Loan Facility and the rest of the Senior Unsecured Notes. The August 2022 Note Purchase Agreement contains financial covenants that are substantially similar to those of the Company's credit facility. In addition, the terms of the August 2022 Note Purchase Agreement contain customary affirmative and negative covenants that, among other things, limit the Company's ability to make distributions or certain investments, incur debt, incur liens and enter into certain transactions.

July 2028 Senior Unsecured Notes

On April 27, 2023, the operating partnership, as issuer, and the Company entered into a Note Purchase Agreement (the "April 2023 Note Purchase Agreement") which provides for the private placement of $120.0 million of 5.61% senior unsecured notes due July 5, 2028 (the "July 2028 Notes") to certain institutional investors. The July 2028 Notes have an effective interest rate of 5.75% after taking into account the effect of interest rate swaps. On April 27, 2023, the operating partnership issued the July 2028 Notes.

Interest is paid semiannually, on January 5th and July 5th of each year, commencing on January 5th, 2024. The July 2028 Senior Unsecured Notes are senior unsecured obligations of the Company and are jointly and severally guaranteed by certain of the Company's subsidiaries, as subsidiary guarantors. The July 2028 Senior Unsecured Notes rank pari passu with the credit facility, 2028 Term Loan Facility, April 2029 Term Loan Facility, June 2029 Term Loan Facility and the rest of the Senior Unsecured Notes. The April 2023 Note Purchase Agreement contains financial covenants that are substantially similar to those of the Company's credit facility. In addition, the terms of the April 2023 Note Purchase Agreement contain customary affirmative and negative covenants that, among other things, limit the Company's ability to make distributions or certain investments, incur debt, incur liens and enter into certain transactions.

October 2026, October 2028, October 2030 and October 2033 Senior Unsecured Notes

On October 5, 2023, the operating partnership as issuer, and the Company, entered into a Note Purchase Agreement (the "October 2023 Note Purchase Agreement") which provided for the private placement of $65.0 million of 6.46% senior unsecured notes due October 5, 2026 (the "October 2026 Notes"), $100.0 million of 6.55% senior unsecured notes due October 5, 2028 (the "October 2028 Notes"), $35.0 million of 6.66% senior unsecured notes due October 5, 2030 (the "October 2030 Notes") and $50.0 million of 6.73% senior unsecured notes due October 5, 2033 (the "October 2033 Notes" and together with the October 2026, October 2028 and October 2030, the "October 2023 Senior Unsecured Notes") to certain institutional investors. The October 2023 Senior Unsecured Notes are governed by the October 2023 Note Purchase Agreement. On October 5, 2023, the operating partnership issued the October 2023 Senior Unsecured Notes.

Interest is paid semiannually, on April 5th and October 5th of each year, commencing on April 5, 2024. The Senior Unsecured Notes are senior unsecured obligations of the Company and are jointly and severally guaranteed by certain of the Company's subsidiaries, as subsidiary guarantors. The October 2023 Senior Unsecured Notes rank pari passu with the credit facility, 2028 Term Loan Facility, April 2029 Term Loan Facility, June 2029 Term Loan Facility and the rest of the Senior Unsecured Notes. The October 2023 Note Purchase Agreement contains financial covenants that are substantially similar to those of the Company's credit facility. In addition, the terms of the October 2023 Note Purchase Agreement contain customary affirmative and negative covenants that, among other things, limit the Company's ability to make certain distributions or certain investments, incur debt, incur liens and enter into certain transactions.

Fixed Rate Mortgages Payable

Fixed rate mortgages have scheduled maturities at various dates through October 2031, and have effective interest rates that range from 2.77% to 4.34%. Principal and interest are generally payable monthly or in monthly interest-only payments with balloon payments due at maturity.

On July 9, 2021, the Company entered into an agreement with a single lender for an $88.0 million debt financing secured by a first lien on eight of the Company's self storage properties. This interest-only loan matures in July 2028 and has a fixed interest rate of 2.77%.

Future Debt Maturities

Based on existing debt agreements in effect as of December 31, 2023, the scheduled principal and maturity payments for the Company's outstanding borrowings are presented in the table below (dollars in thousands):

Year Ending December 31,	Scheduled Principal and Maturity Payments	Premium Amortization and Unamortized Debt Issuance Costs	Total
2024	$ 296,964	$ (3,248)	$ 293,716
2025	327,185	(2,185)	325,000
2026	377,322	(1,840)	375,482
2027	598,369	(1,230)	597,139
2028	385,624	(990)	384,634
Thereafter	1,683,293	(1,059)	1,682,234
	$ 3,668,757	$ (10,552)	$ 3,658,205

9. EQUITY-BASED AWARDS

The Company grants awards in the form of LTIP units and restricted common shares to provide equity based incentive compensation to members of its senior management team, independent trustees, advisers, consultants, other personnel, and as consideration for self storage property acquisitions.

LTIP units were first granted under the 2013 Long-Term Incentive Plan (the "2013 Plan"), which authorized up to 2.5 million LTIP units for issuance. In connection with the Company's initial public offering, the Company terminated the 2013 Plan but the awards granted thereunder remained outstanding after its termination. Restricted common shares were first granted under the 2015 National Storage Affiliates Trust Equity Incentive Plan (the "2015 Plan"), which authorizes the Company's compensation, nominating, and corporate governance committee to grant share options, restricted common shares, phantom shares, dividend equivalent rights, LTIP units and other restricted limited partnership units issued by its operating partnership and other equity-based awards up to an aggregate of 5% of the common shares issued and outstanding from time to time on a fully diluted basis (assuming, if applicable, the exercise of all outstanding options and the conversion of all warrants and convertible securities, including OP units and LTIP units, into common shares).

As of December 31, 2023, the Company did not have outstanding under its equity compensation plan, any options, warrants or rights to purchase the Company's common shares.

LTIP Units

Through December 31, 2023, an aggregate of 2,474,710 LTIP units have been issued under the 2013 Plan, 1,624,137 LTIP units have been issued under the 2015 Plan, and 373,353 LTIP units have been issued under the LP Agreement. Some of the granted LTIP units vested immediately or upon completion of the Company's initial public offering. Others vest upon the contribution of self storage properties or along a schedule at certain times through June 10, 2027.

Compensatory Grants

The Company grants two types of compensatory LTIP units, time-based LTIP unit awards that are subject to time-based vesting typically over a period of one to four years from the grant date, so long as such person remains an employee or trustee, and performance-based LTIP unit awards, which are designed to align the interests of the Company's executive officers with those of the Company's shareholders in a pay-for-performance structure. The performance-based LTIP unit awards vest contingent upon the achievement of performance criteria measured over a period of three years from the grant date, which is based on the Company's total shareholder return ("TSR") relative to the TSR of the companies in the Morgan Stanley Capital International US REIT Index and the Company's TSR relative to the three year cumulative weighted average TSR of its peers in the self storage industry. The value of the performance-based LTIP unit awards takes into consideration the probability that the awards will ultimately vest; therefore previously recorded compensation expense is not adjusted in the event that the performance criteria is not achieved.

Compensation expense related to compensatory LTIP units granted to members of the Company's senior management team, the Company's independent trustees, advisers, consultants and other personnel is included in general and administrative expense in the accompanying consolidated statements of operations. Total compensation cost recognized for the compensatory LTIP unit awards was $6.3 million, $5.9 million and $5.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. At December 31, 2023, total unvested compensation cost not yet recognized was $6.7 million. The Company expects to recognize this compensation cost over a period of approximately 3.4 years. If the grantee has a termination of service for any reason during the vesting period, the unvested LTIP units will be forfeited subject to certain limited exceptions.

Time-based LTIP unit awards are granted with a fair value equal to the closing market price of the Company's common shares on the date of grant. The following table summarizes activity for the time-based LTIP unit awards for the years ended December 31, 2023, 2022 and 2021:

| | **Time-Based LTIP Unit Awards** | | | | | |
| | **2023** | | **2022** | | **2021** | |
	Number of LTIP units	**Weighted Average Grant-Date Fair Value**	**Number of LTIP units**	**Weighted Average Grant-Date Fair Value**	**Number of LTIP units**	**Weighted Average Grant-Date Fair Value**
Outstanding unvested at beginning of year	132,414	$ 48.35	158,976	$ 36.95	170,265	$ 28.93
Granted	129,933	39.55	71,673	58.42	98,376	41.02
Vested	(84,548)	45.39	(92,073)	36.58	(105,561)	27.61
Forfeited	—	—	(6,162)	47.34	(4,104)	41.84
Unvested at end of year	177,799	$ 41.07	132,414	$ 48.35	158,976	$ 36.95

The aggregate fair value of the time-based LTIP unit awards that vested during the years ended December 31, 2023, 2022 and 2021 was $3.8 million, $3.4 million and $2.9 million, respectively.

The following table summarizes activity for the performance-based LTIP unit awards granted during the year ended December 31, 2023, 2022 and 2021, including the minimum, target and maximum number of LTIP units that may be earned upon the achievement of the performance criteria measured over the period of three years from the grant date.

| | Performance-Based LTIP Unit Awards | | | |
	Minimum	Target	Maximum	Weighted Average Grant-Date Fair Value
Outstanding unvested at December 31, 2020	—	134,487	250,014	$ 30.69
Granted	—	49,522	99,041	41.68
Vested	—	(37,908)	(47,206)	24.76
Forfeited	—	—	(9,656)	24.21
Outstanding unvested at December 31, 2021	—	146,101	292,193	$ 35.98
Granted	—	40,117	80,228	61.66
Vested	—	(42,744)	(85,485)	29.76
Forfeited	—	—	—	—
Outstanding unvested at December 31, 2022	—	143,474	286,936	$ 44.99
Granted	—	74,162	148,324	42.28
Vested	—	(21,916)	(43,832)	19.27
Forfeited	—	(31,923)	(63,835)	16.85
Outstanding unvested at December 31, 2023	—	163,797	327,593	$ 23.42

The aggregate fair value of the performance-based LTIP unit awards that vested during the year ended December 31, 2023, 2022 and 2021 was $0.5 million, $1.3 million and $0.9 million, respectively. The fair value of the performance-based LTIP unit awards, which have a market condition, is estimated on the date of grant using a Monte Carlo simulation. The simulation requires assumptions for expected volatility, risk-free rate of return, and dividend yield. The following table summarizes the assumptions used to value the performance-based LTIP unit awards granted during the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Risk-free interest rate	4.22 %	1.55 %	0.18 %
Dividend yield	6.09 %	3.47 %	3.89 %
Expected volatility	35.39 %	30.96 %	34.17 %

Acquisition Consideration Grants

On December 31, 2013, the Company granted 1,683,560 LTIP units under the 2013 Plan and on January 23, 2020 the Company granted 28,894 LTIP units under the LP Agreement as part of the consideration for self storage property acquisitions and contributions. The following table summarizes activity for acquisition grants during the years ended December 31, 2023, 2022 and 2021:

	Total LTIP units
Total unvested units, December 31, 2020	252,894
Units vested in 2021	—
Units forfeited in 2021	—
Total unvested units, December 31, 2021	252,894
Units vested in 2022	—
Units forfeited in 2022	—
Total unvested units, December 31, 2022	252,894
Units vested in 2023 related to properties contributed or sourced by PROs	(15,600)
Units forfeited in 2023	(28,894)
Total unvested units, December 31, 2023	208,400

The aggregate fair value of purchase consideration recognized during the year ended December 31, 2023 was $0.5 million. As of December 31, 2023, the remaining unvested LTIP units will vest as additional self storage properties are contributed or sourced. The fair value of such LTIP units will be recorded as additional acquisition consideration based on the fair value in the period such acquisitions are completed.

Restricted Common Shares

Through December 31, 2023, an aggregate of 146,724 restricted common shares have been issued under the 2015 Plan. These restricted common shares vest over a period of approximately 3.4 years. Restricted common shares are granted with a fair value equal to the closing market price of the Company's common shares on the date of grant.

The following table summarizes activity for restricted common shares for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,					
	2023		2022		2021	
	Number of Restricted Common Shares	Weighted Average Grant-Date Fair Value	Number of Restricted Common Shares	Weighted Average Grant-Date Fair Value	Number of Restricted Common Shares	Weighted Average Grant-Date Fair Value
Outstanding at beginning of year	25,435	$ 48.90	30,659	$ 40.41	29,929	$ 32.68
Granted	12,856	42.46	10,405	57.97	29,248	43.80
Vested	(12,011)	45.44	(10,208)	34.83	(12,763)	31.14
Forfeited	(4,878)	47.41	(5,421)	45.21	(15,755)	39.52
Unvested at end of year	21,402	$ 46.65	25,435	$ 48.90	30,659	$ 40.41

The aggregate fair value of restricted common shares that vested during the years ended December 31, 2023, 2022 and 2021 was $0.5 million, $0.4 million and $0.4 million respectively. Total compensation cost recognized for restricted common shares during the years ended December 31, 2023, 2022 and 2021 was $0.4 million, $0.5 million and $0.4 million, respectively. At December 31, 2023, total unvested compensation cost not yet recognized was $0.6 million. The Company expects to recognize this compensation cost over a period of approximately 3.4 years. If the grantee has a termination of service for any reason during the vesting period, the unvested restricted common shares will be forfeited. Compensation expense related to restricted common shares is included in general and administrative expense in the accompanying consolidated statements of operations.

10. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per common share for the years ended December 31, 2023, 2022 and 2021 (in thousands, except per share amounts):

| | Year Ended December 31, | | |
	2023	2022	2021
Earnings per common share - basic and diluted			
Numerator			
Net income	$ 236,988	$ 183,765	$ 146,935
Net income attributable to noncontrolling interests	(80,319)	(80,028)	(41,682)
Net income attributable to National Storage Affiliates Trust	156,669	103,737	105,253
Distributions to preferred shareholders	(19,019)	(13,425)	(13,104)
Distributed and undistributed earnings allocated to participating securities	(57)	(58)	(57)
Net income attributable to common shareholders - basic	137,593	90,254	92,092
Effect of assumed conversion of dilutive securities	78,196	—	40,231
Net income attributable to common shareholders - diluted	$ 215,789	$ 90,254	$ 132,323
Denominator			
Weighted average shares outstanding - basic	86,846	91,239	81,195
Effect of dilutive securities:			
Weighted average effect of outstanding forward offering agreement	—	—	100
Weighted average OP units outstanding	38,302	—	30,124
Weighted average DownREIT OP unit equivalents outstanding	2,120	—	1,925
Weighted average LTIP units outstanding	60	—	96
Weighted average subordinated performance units and DownREIT subordinated performance unit equivalents	18,695	—	21,098
Weighted average shares outstanding - diluted	146,023	91,239	134,538
Earnings per share - basic	$ 1.58	$ 0.99	$ 1.13
Earnings per share - diluted	$ 1.48	$ 0.99	$ 0.98
Dividends declared per common share	$ 2.23	$ 2.15	$ 1.59

As discussed in Note 2, the Company allocates GAAP income utilizing the HLBV method, in which the Company allocates income or loss based on the change in each unitholders' claim on the net assets of its operating partnership at period end after adjusting for any distributions or contributions made during such period. Due to the stated liquidation priorities and because the HLBV method incorporates non-cash items such as depreciation expense, in any given period, income or loss may be allocated disproportionately to National Storage Affiliates Trust and noncontrolling interests, resulting in volatile fluctuations of basic and diluted earnings (loss) per share.

Outstanding equity interests of the Company's operating partnership and DownREIT partnerships are considered potential common shares for purposes of calculating diluted earnings (loss) per share as the unitholders may, through the exercise of redemption rights, obtain common shares, subject to various restrictions. Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by further adjusting for the dilutive impact using the treasury stock method for unvested LTIP units subject to a service condition outstanding during the period and the if-converted method for any convertible securities outstanding during the period.

Generally, following certain lock-out periods, OP units in the Company's operating partnership are redeemable for cash or, at the Company's option, exchangeable for common shares on a one-for-one basis, subject to certain adjustments and DownREIT OP units are redeemable for cash or, at the Company's option, exchangeable for OP units in its operating partnership on a one-for-one basis, subject to certain adjustments in each case.

LTIP units may also, under certain circumstances, be convertible into OP units on a one-for-one basis, which are then exchangeable for common shares as described above. Vested LTIP units and unvested LTIP units that vest based on a service condition are allocated income or loss in a similar manner as OP units. Unvested LTIP units subject to a service or market condition are evaluated for dilution using the treasury stock method. For the year ended December 31, 2023, 505,392 unvested LTIP units that vest based on a service or market condition are excluded from the calculation of diluted earnings per share as they are not dilutive to earnings per share. For the year ended December 31, 2023, 208,400 unvested LTIP units that vest upon the future acquisition of properties are excluded from the calculation of diluted earnings per share because the contingency for the units to vest has not been attained as of the end of the reported period.

Subordinated performance units may also, under certain circumstances, be convertible into OP units which are exchangeable for common shares as described above, and DownREIT subordinated performance units may, under certain circumstances, be exchangeable for subordinated performance units on a one-for-one basis. Subordinated performance units are only convertible into OP units, after a two year lock-out period and then generally (i) at the holder's election only upon the achievement of certain performance thresholds relating to the properties to which such subordinated performance units relate or (ii) at the Company's election upon a retirement event of a PRO that holds such subordinated performance units or upon certain qualifying terminations. Although subordinated performance units may only be convertible after a two year lock-out period, the Company assumes a hypothetical conversion of each subordinated performance unit (including each DownREIT subordinated performance unit) into OP units (with subsequently assumed redemption into common shares) for the purposes of calculating diluted weighted average common shares. This hypothetical conversion is calculated using historical financial information, and as a result, is not necessarily indicative of the results of operations, cash flows or financial position of the Company upon expiration of the two-year lock out period on conversions.

For the year ended December 31, 2022, potential common shares totaling 58.7 million related to OP units, DownREIT OP units, subordinated performance units, DownREIT subordinated performance units and vested LTIP units have been excluded from the calculation of diluted earnings per share as they are not dilutive to earnings per share.

Participating securities, which consist of unvested restricted common shares, receive dividends equal to those received by common shares. The effect of participating securities for the periods presented above is calculated using the two-class method of allocating distributed and undistributed earnings.

11. RELATED PARTY TRANSACTIONS

Supervisory and Administrative Fees

For the self storage properties that are managed by the PROs, the Company has entered into asset management agreements with the PROs to provide leasing, operating, supervisory and administrative services. The asset management agreements generally provide for fees ranging from 5% to 6% of gross revenue for the managed self storage properties. During the years ended December 31, 2023, 2022 and 2021, the Company incurred $21.2 million, $22.6 million and $20.4 million, respectively, for supervisory and administrative fees to the PROs. Such fees are included in general and administrative expenses in the accompanying consolidated statements of operations.

Payroll Services

For the self storage properties that are managed by the PROs, the employees responsible for operation of the self storage properties are generally employees of the PROs who charge the Company for the costs associated with the respective employees. For the years ended December 31, 2023, 2022 and 2021, the Company incurred $26.7 million, $29.3 million and $27.9 million, respectively, for payroll and related costs reimbursable to these PROs. Such costs are included in property operating expenses in the accompanying consolidated statements of operations.

Due Diligence Costs

During the years ended December 31, 2023, 2022 and 2021, the Company incurred $25,000, $0.4 million and $1.7 million, respectively, of expenses payable to certain PROs related to self storage property acquisitions sourced by the PROs. These expenses, which are based on the volume of transactions sourced by the PROs, are intended to reimburse the PROs for due diligence costs incurred in the sourcing and underwriting process. For the years ended December 31, 2023, 2022 and 2021 these due diligence costs are capitalized as part of the basis of the acquired self storage properties.

PRO Retirement

In connection with the retirement of Move It as a PRO as discussed in Note 1, Note 3, and Note 6, effective as of January 1, 2023, 926,623 Series MI subordinated performance units converted into 2,545,063 OP units as a non-voluntary conversion. Of these, (i) Mr. Nordhagen, our vice chairperson, received 448,047 OP units with a value of $9.8 million upon conversion of 163,128 Series MI subordinated performance units and (ii) Mr. Cramer, our president and chief executive officer, received 204,943 OP units with a value of $4.5 million upon the conversion of 74,617 Series MI subordinated performance units.

In connection with the retirement of Northwest as a PRO, effective as of January 1, 2022, 2,078,357 Series NW subordinated performance units converted into 3,911,260 OP units as a non-voluntary conversion. Of these, (i) a company owned and controlled by J. Timothy Warren, a trustee of the Company at that time, received 13,213 OP units with a value of $0.9 million upon conversion of 7,021 Series NW subordinated performance units and (ii) a company controlled by J. Timothy Warren, but owned by Mr. Warren's adult children, received 295,739 OP units with a value of $20.5 million upon the conversion of 157,149 Series NW subordinated performance units.

Self Storage Property Acquisitions

During the year ended December 31, 2021, the Company acquired eight self storage properties for $102.7 million from companies in which J. Timothy Warren, a trustee of the Company at that time, was an investor or controlled an entity which was an investor. Of the total consideration paid, 171,439 OP units with a value of $10.2 million were issued to a company controlled by Mr. Warren, but owned by Mr. Warren's adult children, and 31,869 OP units with a value of $2.1 million were issued to an entity owned and controlled by Mr. Warren.

Acquisition of Interest in Reinsurance Company and Related Cash Flows

On December 31, 2021, the Company, as acquiror, and Northwest (e.g. Kevin Howard Real Estate, Inc.) and KHJTW, LLC (an entity owned by an affiliate of Northwest and an entity controlled by J. Timothy Warren, a trustee of the Company at that time) entered into a Contribution and Purchase Agreement (the "Contribution Agreement") whereby the Company acquired an ownership interest (approximately 0.54%) in SBOA TI Reinsurance Ltd. (the "Reinsurance Company"), a Cayman Islands exempted company.

The consideration paid for the interest in the Reinsurance Company and the rights to access fees associated with the tenant insurance-related arrangements was $9.5 million, which consisted of $2.9 million of cash and 96,256 OP units totaling $6.6 million. Of the total consideration transferred, a company controlled by Mr. Warren, but owned by Mr. Warren's adult children received 48,128 OP Units totaling approximately $3.3 million. The Contribution Agreement contains customary representations, warranties, covenants and agreements of the Company and the sellers.

12. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is subject to litigation, claims, and assessments that may arise in the ordinary course of its business activities. Such matters include contractual matters, employment related issues, and regulatory proceedings. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

13. LEASES

The Company determines if a contractual arrangement is a lease at inception. As a lessee, the Company has non-cancelable lease agreements for real estate and its corporate office space that are classified as operating leases. The Company's operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities in its consolidated balance sheets. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's operating leases do not provide an implicit rate, and such rate is not readily determinable, the Company used its incremental borrowing rate based on the information available at commencement date in determining the discount rate for the present value of the lease payments. To the extent that the lease agreements provide for fixed increases throughout the term of the lease, the Company recognizes lease expense on a straight-line basis over the expected lease terms.

Real Estate Leasehold Interests

The Company has seven properties that are subject to non-cancelable leasehold interest agreements with remaining lease terms ranging from 11 to 51 years, inclusive of extension options that the Company anticipates exercising. Rent expense under these leasehold interest agreements is included in property operating expenses in the accompanying consolidated statements of operations and amounted to $1.6 million, $1.6 million and $1.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Office Leases

The Company has entered into non-cancelable lease agreements for its corporate office space with remaining lease terms ranging from 3 to 5 years. Rent expense related to these office leases is included in general and administrative expenses in the accompanying consolidated statements of operations and amounted to $0.4 million, $0.4 million and $0.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Solar Panel Leases

During year ended December 31, 2022, the Company entered into non-cancelable lease agreements for solar panels with remaining lease terms of 20 years. Rent expense related to these solar panel leases is included in general and administrative expenses in the accompanying consolidated statements of operations and amounted to $0.2 million and $0.1 million for the year ended December 31, 2023 and 2022.

The weighted-average remaining lease term and the weighted-average discount rate for the Company's operating leases as of December 31, 2023 are as follows:

	December 31, 2023
Weighted-average remaining lease term	
Real estate leasehold interests	24 years
Office leases	4 years
Solar Panels	19 years
Weighted-average remaining discount rate	
Real estate leasehold interests	4.8 %
Office leases	3.8 %
Solar Panels	4.3 %

As of December 31, 2023, the future minimum lease payments under the Company's operating leases, for which the Company is a lessee, are as follows (dollars in thousands):

Year Ending December 31,	Real Estate Leasehold Interests		Office Leases		Solar Panels		Total	
2024	$	1,442	$	450	$	150	$	2,042
2025		1,493		456		154		2,103
2026		1,520		429		165		2,114
2027		1,536		97		165		1,798
2028		1,542		97		170		1,809
2029 through 2092		26,613		—		3,008		29,621
Total lease payments	$	34,146	$	1,529	$	3,812	$	39,487
Less imputed interest		(13,914)		(98)		(1,280)		(15,292)
Total	$	20,232	$	1,431	$	2,532	$	24,195

14. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

The Company sometimes limits its exposure to interest rate fluctuations by entering into interest rate swap agreements. The interest rate swap agreements moderate the Company's exposure to interest rate risk by effectively converting the interest on variable rate debt to a fixed rate. The Company measures its interest rate swap derivatives at fair value on a recurring basis. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges are recorded in accumulated other comprehensive income (loss) and are subsequently reclassified into earnings in the period that the hedged transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly into earnings.

Information regarding the Company's interest rate swaps measured at fair value, which are classified within Level 2 of the GAAP fair value hierarchy, is presented below (dollars in thousands):

	Interest Rate Swaps Designated as Cash Flow Hedges	
Fair value at December 31, 2021	$	(33,757)
Cash flow hedge ineffectiveness included in accumulated other comprehensive income		7
Losses on interest rate swaps reclassified into interest expense from accumulated other comprehensive income		2,315
Unrealized gains on interest rate swaps included in accumulated other comprehensive income		82,418
Fair value at December 31, 2022	$	50,983
Fair value at December 31, 2022	$	50,983
(Gains) and losses on interest rate swaps reclassified into interest expense from accumulated other comprehensive income (loss)		(35,716)
Unrealized gains and realized (losses) on interest rate swaps and forward starting swaps included in accumulated other comprehensive income		10,893
Fair value at December 31, 2023	$	26,160

As of December 31, 2023 and 2022, the Company had outstanding interest rate swaps designated as cash flow hedges with aggregate notional amounts of $1,335.0 million and $1,410.0 million, respectively. As of December 31, 2023, the Company's swaps had a weighted average remaining term of 2.9 years.

In connection with the issuance of fixed rate unsecured notes in the second quarter of 2023, we entered into $50.0 million of forward starting interest rate swaps on March 16, 2023, and a $25.0 million forward starting interest rate swap on March 24, 2023, locking the interest rate of compounded SOFR at 3.25% through April 5, 2023. These interest rate swaps have been designated as cash flow hedges. The realized loss of $1.6 million of the compounded SOFR swaps are included in unrealized and realized gains (loss) on derivative instruments in comprehensive income (loss) and will be reclassified into interest expense over 10 years, which is the term of anticipated unsecured fixed rate debt including any replacement debt thereof. Amounts reported in accumulated other comprehensive (loss) income will be reclassified into interest expense as interest payments are made on the anticipated debt.

The fair value of these swaps are included in other assets and interest rate swap liabilities in the accompanying consolidated balance sheets, and the Company recognizes any changes in the fair value as an adjustment of accumulated other comprehensive income (loss) within equity to the extent of their effectiveness. If the forward rates at December 31, 2023 remain constant, the Company estimates that during the next 12 months, the Company would reclassify into earnings, as a reduction in interest expense, approximately $25.2 million of the unrealized gains included in accumulated other comprehensive income (loss). If market interest rates remain above the 2.56% weighted average fixed rate under these interest rate swaps the Company will continue to benefit from net cash payments due to it from its counterparties to the interest rate swaps.

There were no transfers between levels during the years ended December 31, 2023 and 2022. For financial assets and liabilities that utilize Level 2 inputs, the Company utilizes both direct and indirect observable price quotes, including applicable yield curves. The Company uses valuation techniques for Level 2 financial assets and liabilities which include applicable yield curves at the reporting date as well as assessing counterparty credit risk. Counterparties to these contracts are highly rated financial institutions. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with the Company's derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and the counterparties. As of December 31, 2023 and 2022, the Company determined that the effect of credit valuation adjustments on the overall valuation of its derivative positions are not significant to the overall valuation of its derivatives. Therefore, the Company has determined that its derivative valuations are appropriately classified in Level 2 of the fair value hierarchy.

Fair Value Disclosures

The carrying values of cash and cash equivalents, restricted cash, trade receivables, accounts payable and accrued liabilities reflected in the consolidated balance sheets at December 31, 2023 and 2022, approximate fair value due to the short term nature of these financial assets and liabilities. The carrying value of variable rate debt financing, comprising the Revolver, term loans under our credit facility and our term loan facilities, reflected in the consolidated balance sheets at December 31, 2023 and 2022, approximates fair value as the changes in their associated interest rates reflect the current market and credit risk is similar to when the loans were originally obtained.

The fair values of fixed rate private placement notes and mortgages were estimated using the discounted estimated future cash payments to be made on such debt; the discount rates used approximated current market rates for loans, or groups of loans, with similar maturities and credit quality (categorized within Level 2 of the fair value hierarchy).

The following table presents the carrying value and estimated fair value of our fixed rate private placement notes and mortgages (dollars in thousands):

	Carrying Value[1]		Fair Value	
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Liabilities				
Private Placement Notes	$ 1,600,000	$ 1,230,000	$ 1,417,147	$ 1,014,153
Mortgage Notes	222,757	299,570	211,480	282,758

(1) Carrying value represents the principal balance outstanding

15. SUBSEQUENT EVENTS

Disposition of Self Storage Properties

On February 1, 2024, the Company sold 38 self storage properties as part of the agreement entered into in November of 2023 to sell 71 wholly-owned self storage properties consisting of approximately 4.4 million rentable square feet configured in approximately 34,000 storage units for approximately $530.0 million. The agreement provided for separate disposition dates with 32 self storage properties sold during 2023, 38 self storage properties sold in February 2024 and one to be sold in 2024.

On February 13, 2024, pursuant to a contribution agreement executed on December 21, 2023, the Company contributed to the 2024 Joint Venture (as described in more detail in Note 5), 56 self storage properties located across seven states, consisting of approximately 3.2 million rentable square feet configured in over 24,000 storage units for approximately $346.5 million.

Additionally, the Company used the proceeds to pay off the remaining balance on the Revolver and $130 million of Term Loan B.

Subordinated Performance Unit To OP Unit Conversions

Subordinated performance units are convertible into OP units after a two year lock-out period and then generally (i) at the holder's election only upon the achievement of certain performance thresholds relating to the properties to which such subordinated performance units relate (a "voluntary conversion") or (ii) at the Company's election upon a retirement event of a PRO that holds such subordinated performance units or upon certain qualifying terminations.

Following such lock-out period, a holder of subordinated performance units in the Company's operating partnership may elect a voluntary conversion one time each year prior to December 1st to convert a pre-determined portion of such subordinated performance units into OP units in the Company's operating partnership, with such conversion effective January 1st of the following year with each subordinated performance unit being converted into the number of OP units determined by dividing the average cash available for distribution, or CAD, per unit on the series of specific subordinated performance units over the one-year period prior to conversion by 110% of the CAD per unit on the OP units determined over the same period. CAD per unit on the series of specific subordinated performance units and OP units is determined by the Company based generally upon the application of the provisions of the operating partnership agreement applicable to the distributions of operating cash flow and capital transactions proceeds.

During the year ended December 31, 2023, the Company received notices requesting the conversion of 23,690 subordinated performance units. Effective January 1, 2024, the Company issued 43,556 OP units in satisfaction of such voluntary conversion requests.

NATIONAL STORAGE AFFILIATES TRUST
SCHEDULE III-REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2023
(dollars in thousands)

Location		Initial Cost to Company			Gross Carrying Amount at Year-End				
State/Territory	Number of Stores	Land	Buildings and Improvements	Subsequent Additions	Land	Buildings and Improvements	Total[1]	Accumulated Depreciation	Date Acquired
Alabama	11	$ 13,838	$ 79,025	$ 5,342	$ 14,696	$ 83,509	$ 98,205	$ 9,397	2016 - 2022
Arkansas	5	4,302	31,721	650	4,302	32,371	36,673	2,853	2021 - 2022
Arizona	34	48,477	162,188	12,772	48,580	174,857	223,437	42,636	2013 - 2023
California[2][3]	87	153,023	505,640	37,849	153,125	543,387	696,512	160,069	2008 - 2023
Colorado	22	23,387	94,957	7,072	23,386	102,030	125,416	18,852	2007 - 2022
Connecticut	3	2,515	16,119	599	2,515	16,718	19,233	1,633	2020 - 2022
Florida[2]	76	144,877	558,914	25,461	146,132	583,120	729,252	84,042	2015 - 2023
Georgia	50	44,852	219,051	13,781	45,401	232,283	277,684	43,684	2007 - 2022
Iowa	3	4,223	25,386	4,467	4,365	29,711	34,076	2,737	2021 - 2021
Idaho	5	3,177	16,287	197	3,182	16,479	19,661	3,053	2019 - 2020
Illinois	6	9,310	50,259	368	9,310	50,627	59,937	5,044	2021
Indiana	12	9,281	65,506	809	8,737	66,859	75,596	16,255	2016 - 2021
Kansas	14	10,133	49,697	7,580	11,116	56,294	67,410	11,456	2018 - 2021
Kentucky	5	8,802	37,015	929	8,802	37,944	46,746	5,006	2015 - 2021
Louisiana[3]	25	16,903	99,694	6,281	17,917	104,961	122,878	22,335	2015 - 2021
Massachusetts	7	8,839	65,291	17,493	10,814	80,809	91,623	9,134	2017 - 2021
Maryland	8	9,131	59,650	2,442	10,654	60,569	71,223	9,628	2017 - 2021
Minnesota	4	4,081	16,382	181	4,081	16,563	20,644	1,855	2020 - 2022
Missouri	3	2,944	21,645	323	2,944	21,968	24,912	2,308	2018 - 2022
Montana	1	1,476	6,656	127	1,476	6,783	8,259	729	2021
North Carolina[2]	34	45,484	148,598	9,406	46,708	156,780	203,488	38,803	2007 - 2021
New Hampshire	15	20,987	81,629	7,256	20,991	88,881	109,872	17,976	2013 - 2021
New Jersey	5	4,072	32,873	1,572	4,072	34,445	38,517	6,847	2019 - 2021
New Mexico	10	11,509	58,424	4,405	12,553	61,785	74,338	8,368	2016 - 2022
Nevada	15	22,877	68,230	7,780	23,007	75,880	98,887	18,093	2013 - 2023
New York	2	3,398	33,882	342	3,398	34,224	37,622	2,313	2020 - 2022
Ohio	1	2,059	11,660	84	2,059	11,744	13,803	2,618	2018 - 2018
Oklahoma	33	20,429	77,337	11,705	20,429	89,042	109,471	34,257	2007 - 2020
Oregon	70	85,970	303,534	22,491	88,666	323,329	411,995	82,547	2013 - 2021
Pennsylvania	22	26,091	129,941	5,091	26,242	134,881	161,123	17,743	2019 - 2022
Puerto Rico	15	12,504	220,831	3,690	12,504	224,521	237,025	21,023	2018 - 2023

| Location | Initial Cost to Company | | | | Gross Carrying Amount at Year-End | | | | |
State/Territory	Number of Stores	Land	Buildings and Improvements	Subsequent Additions	Land	Buildings and Improvements	Total[1]	Accumulated Depreciation	Date Acquired
South Carolina	4	11,250	43,882	195	11,095	44,232	55,327	3,134	2015 - 2022
Tennessee	5	7,425	38,568	662	7,425	39,230	46,655	3,475	2021 - 2021
Texas	172	196,279	952,394	52,289	197,467	1,003,495	1,200,962	141,283	2007 - 2023
Utah	1	1,063	2,468	156	1,063	2,624	3,687	297	2021
Virginia	3	4,254	23,879	197	4,254	24,076	28,330	3,712	2017 - 2022
Washington	19	20,409	78,144	2,049	20,411	80,191	100,602	17,908	2013 - 2021
Wisconsin	1	940	4,385	65	940	4,450	5,390	602	2021
Wyoming	1	743	4,881	79	743	4,960	5,703	654	2021
Total[4]	809	$1,021,314	$4,496,623	$ 274,237	$1,035,562	$4,756,612	$ 5,792,174	$ 874,359	

(1) The aggregate cost of land and depreciable property for federal income tax purposes was approximately $5.7 billion (unaudited) at December 31, 2023.

(2) As of December 31, 2023, 46 of our self storage properties were encumbered by an aggregate of $222.8 million of debt financing.

(3) Six of the California properties and one of the Louisiana properties are subject to long-term leasehold agreements.

(4) Excludes self storage properties classified as held for sale consisting of (i) 39 stores to be sold in 2024 to a third party and (ii) 56 stores that were contributed to the 2024 Joint Venture in 2024.

Note: The Company only owns one class of real estate, which is self storage properties. The estimated useful lives of the individual assets that comprise buildings and improvements range from 3 years to 40 years. The category for buildings and improvements in the table above includes furniture and equipment.

NATIONAL STORAGE AFFILIATES TRUST
SCHEDULE III-REAL ESTATE AND ACCUMULATED DEPRECIATION
For the Years Ended December 31, 2023, 2022 and 2021
(in thousands)

	2023	2022	2021
Self Storage properties:			
Balance at beginning of year	$ 6,391,572	$ 5,798,188	$ 3,639,192
Acquisitions and improvements	258,560	602,082	2,159,856
Write-off of fully depreciated assets and other	(767)	(1,145)	(860)
Dispositions	(226,379)	(7,553)	—
Reclassification to assets held for sale	(630,812)	—	—
Balance at end of year	$ 5,792,174	$ 6,391,572	$ 5,798,188
Accumulated depreciation:			
Balance at beginning of year	$ 772,661	$ 578,717	$ 443,623
Depreciation expense	210,216	196,207	135,147
Write-off of fully depreciated assets and other	(124)	(371)	(53)
Dispositions	(27,781)	(1,892)	—
Reclassification to assets held for sale	(80,613)	—	—
Balance at end of year	$ 874,359	$ 772,661	$ 578,717

CORPORATE INFORMATION

BOARD OF TRUSTEES

TAMARA D. FISCHER
EXECUTIVE CHAIRPERSON OF THE BOARD OF TRUSTEES

ARLEN D. NORDHAGEN
VICE CHAIRPERSON OF THE BOARD OF TRUSTEES

DAVID G. CRAMER
PRESIDENT AND CHIEF EXECUTIVE OFFICER AND TRUSTEE

PAUL W. HYLBERT, JR.
LEAD INDEPENDENT TRUSTEE

LISA R. COHN
CHAD L. MEISINGER
STEVEN G. OSGOOD
DOMINIC M. PALAZZO
REBECCA L. STEINFORT
MARK VAN MOURICK
CHARLES F. WU

EXECUTIVE OFFICERS

DEREK BERGEON
EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

WILLIAM S. COWAN, JR.
EXECUTIVE VICE PRESIDENT AND CHIEF STRATEGY OFFICER

TIFFANY S. KENYON
EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL OFFICER

BRANDON S. TOGASHI
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

CORPORATE HEADQUARTERS

NATIONAL STORAGE AFFILIATES TRUST
8400 EAST PRENTICE AVENUE, 9TH FLOOR
GREENWOOD VILLAGE, COLORADO 80111
720.630.2600
WWW.NATIONALSTORAGEAFFILIATES.COM

SHAREHOLDER/OP UNITHOLDER SERVICES

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC.
P.O. BOX 1342
BRENTWOOD, NEW YORK 11717
TOLL-FREE: 855.449.0975
INTERNATIONAL: 720.378.5970
EMAIL: SHAREHOLDER@BROADRIDGE.COM

STOCK EXCHANGE LISTING

NYSE: NSA

NSA LISTED NYSE

INDEPENDENT AUDITORS

KPMG LLP | DENVER, COLORADO

ADDITIONAL COPIES OF THE NATIONAL STORAGE AFFILIATES TRUST (THE "COMPANY") ANNUAL REPORT

on Form 10-K for the year ended December 31, 2023 as filed with the U.S. Securities and Exchange Commission, may be obtained by writing to the Company's corporate headquarters, Attention: Investor Relations Department. Electronic copies are also available on the Company's website at

WWW.NATIONALSTORAGEAFFILIATES.COM.

THE ANNUAL MEETING OF SHAREHOLDERS

will be held May 13, 2024 beginning at 11:00 a.m. Mountain Daylight Time (MDT). The meeting will be held via a virtual meeting live webcast at:

WWW.VIRTUALSHAREHOLDERMEETING.COM/NSA2024

THE CODE OF BUSINESS CONDUCT AND ETHICS OF NATIONAL STORAGE AFFILIATES TRUST

is available on its website at **www.nationalstorageaffiliates.com.** A printed copy may be obtained by writing to the Company's corporate headquarters, Attention: Investor Relations Department.

FORWARD LOOKING STATEMENTS

Certain statements contained in this 2023 Annual Report constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond the Company's control. These forward-looking statements include information about possible or assumed future results of the Company's business, financial condition, liquidity, results of operations, plans and objectives. Changes in any circumstances may cause the Company's actual results to differ significantly from those expressed in any forward-looking statement. When used in this document, the words "believe", "expect", "anticipate", "estimate", "plan", "continue", "intend", "should", "may" or similar expressions are intended to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking: market trends in the Company's industry, interest rates, the debt and lending markets or the general economy; the Company's business and investment strategy; and the acquisition of properties, including the timing of acquisitions. For a further list and description of such risks and uncertainties, see the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2024 and the other reports filed by the Company with the Securities and Exchange Commission. The forward-looking statements, and other risks, uncertainties and factors are based on the Company's beliefs, assumptions and expectations of its future performance, taking into account all information currently available to the Company. Forward-looking statements are not predictions of future events. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

DESIGN: Loudr — A Bottom Line Agency (loudr.agency)

Key Milestones and Historical Growth

TIMELINE OF KEY MILESTONES



NSA FORMED
By three founding PROs, SecurCare, Northwest and Optivest

6TH PRO:
Storage Solutions
SUCCESSFUL IPO

8TH PRO:
Personal Mini Storage
500 STORE MILESTONE

9TH PRO:
Southern Self Storage
10TH PRO:
Moove In Self Storage

RECORD $2.2B OF ACQUISITIONS
1,000 STORE MILESTONE

PRO RETIREMENT:
Move It
COMMENCED $540M PORTFOLIO SALE[1]
JV FORMATION: $400M of committed capital

2013 — 2014 — 2015 — 2016 — 2017 — 2018 — 2019 — 2020 — 2021 — 2022 — 2023 — 2024

4TH PRO: Guardian
5TH PRO: Move It

7TH PRO:
Hide-Away
JV FORMATION:
iStorage acquisition

JV FORMATION:
Simply Self Storage acquisition

INTERNALIZATION OF LARGEST PRO: SecurCare
NEW PRO: Blue Sky Self Storage

PRO RETIREMENT:
Northwest Self Storage

JV FORMATION:
Contribution of $346.5M of NSA properties

GROWTH IN CORE FFO AND DIVIDENDS[2]
SINCE IPO IN Q2 2015 THROUGH Q4 2023



MULTI-FACETED ACQUISITION STRATEGY



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(1) Before disposition costs and credits.

(2) The table above contains a non-GAAP financial measure, Core FFO per share, which is defined in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"). Core FFO per share is presented because our management believes it helps investors understand our business, performance and ability to earn and distribute cash to our shareholders by providing perspectives not immediately apparent from earnings per share (loss). It is frequently used by securities analysts, investors and other interested parties. The presentation of Core FFO per share herein is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP and should not be considered as an alternative measure of liquidity. In addition, our definition and method of calculating this measure may be different from those used by other companies, and, accordingly, may not be comparable to similar measures as defined and calculated by other companies that do not use the same methodology as us. Reconciliations of Core FFO per share to its most directly comparable GAAP measure for the three months ended March 31 in each annual period from 2016 through 2023 and the three months ended June 30, September 30 and December 31 in each annual period from 2015 through 2023 are publicly available on the SEC's website as Exhibit 99.1 on Current Reports on Form 8-K pursuant to Item 2.02, which the Company has furnished to the SEC for each applicable quarter end referenced above.

(3) 2023 Excludes 39 assets classified as held for sale at December 31, 2023.



NATIONAL STORAGE
AFFILIATES



WWW.NATIONALSTORAGEAFFILIATES.COM

NSA
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